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07024449

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Irish Life & Permanent

*CURRENT ADDRESS

PROCESSED
JUN 19 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35072 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 6/14/07

Annual Report & Financial Statements 2006

Irish Life & Permanent plc

Irish Life & Permanent investor and shareholder information and services, including this annual report, are available on-line at www.irishlifepermanent.ie

The paper used in this report is Chlorine Free and is produced using only trees from replenished forests.

We retain our strong focus on the Irish market, where we aspire to be the No 1 provider of personal financial services

Contents

Financial Highlights

For the year ended 31 December 2006

Statutory Basis (EU IFRS)	**2006**	2005	Growth %
Profit after tax and minority interest	**€358m**	€353m	1
EPS on continuing activities	**135 cent**	134 cent	–
EV Basis (Supplementary)			
Profit after tax	**€561m**	€475m	18
Total EPS [1]	**205 cent**	176 cent	16
Operating profit before tax and minority interest	**€529m**	€420m	26
Operating EPS	**178 cent**	135 cent	31
Banking			
New loans issued	**€12.9bln**	€9.8bln	32
Lending book	**€33.7bln**	€26.3bln	28
Mortgage loan book (Ireland)	**€23.1bln**	€17.8bln	30
Life Assurance			
Life new business			
– APE	**€516m**	€383m	33
– PVNBP	**€3,482m**	€2,571m	35
Life and investment new business			
– APE	**€706m**	€520m	36
– PVNBP	**€5,383m**	€3,890m	38
Dividends			
Final Dividend per share	**47.9 cent**	42.8 cent	11.9
Total Dividend per share	**68.0 cent**	60.5 cent	12.4
Shareholders' funds per share	**€11.63**	€10.04	-
Total Tier 1 capital ratio	**10.4%**	12.6%	–
Life solvency cover (times)	**1.8**	1.7	

[1] Including own shares held for the benefit of life assurance policyholders

Group Profit after tax

For the year ended 31 December 2006

	2006 €m	2005 €m
Operating profit on continuing operations		
Insurance and investment	**274**	222
Banking	**202**	148
Other	**(2)**	(4)
	474	366
Share of associate / joint venture	**55**	54
EV Basis – Operating profit before tax on continuing operations	**529**	420
Short-term investment fluctuations	**101**	94
Effect of economic assumption changes	**(38)**	13
Other credits	**–**	4
EV Basis – Profit before tax	**592**	531
Taxation	**(28)**	(16)
Government levy	**–**	(12)
EV Basis – Profit after tax on continuing operations	**564**	503
(Loss) after tax on discontinued operations	**–**	(26)
EV Basis – Profit after tax	**564**	477
IFRS adjustments in respect of insurance and investment contracts	**(203)**	(124)
IFRS profit after tax	**361**	353
Attributable to:		
Equity holders	**358**	353
Minority interests	**3**	–
	361	353

Board of Directors



Gillian Bowler *(54)*
Chairman

A member of the board of Irish Life since July 1998. Chairman of Fáilte Ireland and Joint Chairman of Budget Travel. A non-executive director of Grafton Group plc and of the Voluntary Health Insurance Board. She is a past President of the Institute of Directors and a director of a number of other companies.



David Went *(60)*
Group Chief Executive

Previously Managing Director of Irish Life which he joined in 1998. Worked for most of his career in the NatWest Group where he was Chief Executive of the Ulster Bank Group from 1988 to 1994 and Chief Executive of Coutts Group from 1994 to 1997. He is non-executive Chairman of The Irish Times Limited and of the Trinity Foundation.



Breffni Byrne *(61)*
Non-Executive

Appointed to the board in July 2004. He is Chairman of NCB Stockbrokers and a non-executive director of Coillte Teoranta, Tedcastle Holdings Limited, Hikma plc and a number of other companies. A chartered accountant, he was formerly a Senior Partner of Arthur Andersen in Ireland and Director of Risk Management for Andersen's audit practice in Scandinavia, the Middle East and Africa.



Danuta Gray *(48)*
Non-Executive

Appointed to the board in August 2004. She is Chief Executive Officer of O_2 Ireland, a position she has held since 2001. Prior to her move to Ireland, she held the position of Director for BT Europe in Germany and previous to that was General Manager at BT Mobile in the UK.



Eamonn Heffernan *(62)*
Non-Executive

Appointed to the board in March 2003. An actuary, he was formerly a partner of Mercer Human Resource Consulting. He is a past President of the Society of Actuaries in Ireland and is a former Chairman of the Pensions Board and of the Irish Association of Pension Funds.



Roy Keenan *(60)*
Non-Executive

Appointed to the board in October 2006. He is a former Chief Executive of Bank of Ireland UK and former Managing Director of Bank of Ireland Life and Bank of Ireland Mortgages. He is a non-executive director of Met Life Europe and a former council member of the British Bankers' Association and the Council of Mortgage Lenders. He is also a former president of the Irish Insurance Federation.

Board Committee Members

Audit
Breffni Byrne (Chairman)
Finbar Sheehan
Danuta Gray
Eamonn Heffernan
Roy Keenan

Remuneration and Compensation
Eamonn Heffernan (Chairman)
Gillian Bowler
David Byrne
Kieran McGowan

Nomination
Gillian Bowler (Chairman)
Kieran McGowan
Finbar Sheehan

Board of Directors



David Byrne *(59)*
Non-Executive

Appointed to the board in December 2004. He was EU Commissioner with responsibility for Health and Consumer Protection from 1999 to 2004. Prior to this, he served as Attorney General for two years. He has been a Senior Counsel since 1985. Currently he is a non-executive director of Kingspan plc., is Chairman of the Board of the National Concert Hall and Chancellor of Dublin City University.



Denis Casey *(47)*
Executive

Chief Executive of **permanent tsb** and incoming Group Chief Executive. He joined Irish Life in 1980, having started his career in Allied Irish Banks plc. A certified accountant, he has held senior management positions in both Ireland and the UK. Appointed to the board in 2000, he is Chairman of Financial Services Ireland and a past President of the Insurance Institute of Ireland.



Peter Fitzpatrick *(54)*
Executive

Group Finance Director, appointed to the board of Irish Permanent in 1992. He is a chartered accountant and was formerly a partner in Coopers & Lybrand (now PriceWaterhouseCoopers). He is a director of a number of companies within the Group and is a former non-executive director of Jurys Doyle Hotel Group plc.



Kieran McGowan *(63)*
Non-Executive

Joined the board in 1999 following the merger of Irish Life and Irish Permanent. Previously Chief Executive of IDA Ireland. He is a non-executive director of a number of companies including CRH plc, United Drug plc and Elan Corporation plc. Chairman of the Governing Authority of UCD. He is a board member of Enterprise Ireland and a former Chairman of the Irish Management Institute.



Kevin Murphy *(55)*
Executive

Chief Executive of Irish Life Retail. An actuary and an employee of Irish Life since 1972, he was appointed to the board following the merger of Irish Life and Irish Permanent in 1999. He is a member of the board of the Irish Stock Exchange and is a former Chairman of the Irish Association of Investment Managers and past President of the Irish Insurance Federation.



Finbar Sheehan *(69)*
Non-Executive

Appointed to the board in April 2001, he was formerly Deputy Chairman of TSB Bank. A chartered accountant, he was Finance Director and Corporate Affairs Director of Jurys Doyle Hotel Group until his retirement in 2001.



Ciarán Long *(54)*
Company Secretary

An employee of Irish Life since 1969. He is an actuary and most of his time with Irish Life has been spent in the pensions area. Ciarán is a former director of the Retirement Planning Council and is a former member of the Pensions Board. He was appointed Company Secretary in May 2004.



The board is very optimistic about the outlook for the group

A year of outperformance

2006 was another year of great success for the group with each of our core businesses outperforming their respective markets. Operating profits were strong in both the life and banking businesses and operating earnings per share, reported on an embedded value basis, increased by 31% compared to 2005. This is a tremendous result and management and staff deserve our congratulations and thanks for delivering this performance.

Dividend

In light of this performance, the board is proposing a final dividend of 47.9 cent per share. If approved at the AGM, this will be payable on 23 May 2007 to shareholders on the register as of 27 April 2007. The total dividend for the year will therefore be 68.0 cent per share, an increase of 12.4% over the 2005 full year dividend.

Transformation programmes in key businesses bringing real benefits

A recurring and critically important theme in recent annual reports has been our focus on transforming our key businesses in order that they can compete as efficiently and effectively as possible in an increasingly competitive marketplace.

The investment of time and resources in these projects is now paying real dividends. Each of our key businesses enjoyed significant growth in their market shares during 2006. In Irish Life Assurance the strength and range of our product offerings, backed by the excellent fund management performance of Irish Life Investment Managers, together with the expansion and increased productivity of our distribution have underpinned another year of exceptional growth. In our banking business in **permanent tsb**, where we are at an earlier stage of our change programme, new product initiatives and service changes together contributed to the sharp increase in the bank's share of the Irish mortgage market.

Corporate Responsibility Agenda

During 2006, we continued to make important progress in respect of our Corporate Responsibility (CR) agenda.

Corporate Responsibility refers to how the group views its obligations to each of our stakeholders: our customers, employees and shareholders and the wider community in which we operate and how we live up to these obligations in practice. In 2006, we put in place the remaining elements of our CR programme throughout the group and this provides us with a strong platform from which we can build going forward. One of the highlights of the year was the development of a comprehensive community involvement programme with initiatives ranging from an Ageing Study and Care and Repair Services for older people to a major Youth Citizenship Programme and an innovative new venture – the first Ethnic Entrepreneur Awards held in Ireland.

A full review of our progress during 2006 can be found in our third annual Corporate Responsibility Report. The report is available on the group website (www.irishlifepermanent.ie) and I would urge you to take time and view it.

Strengthening the Board

In October last the board appointed Roy Keenan as a non executive director of the group. Roy is a former senior executive with Bank of Ireland Group and a former CEO of their UK business. He brings enormous experience of the financial services industry to the group.

Retirement of David Went, Group CEO

As has already been announced David Went, Group CEO, retires from this position as CEO and as a director at this year's Annual General Meeting on May 18.

On my own behalf, and on behalf of my colleagues on the board, I want to take this opportunity to record our indebtedness to David for the huge contribution which he has made, first to Irish Life and then to the Irish Life & Permanent group, over the past eight years and to thank him for all the energy, dedication and selflessness which he brought to the task of successfully creating and leading the Irish Life & Permanent group.

The fruits of that leadership are all around us: the successful merger of two of the country's largest financial services companies; the equally successful acquisition of TSB Bank; its merger with Irish Permanent and the creation of an outstanding bancassurance operation; the re-focusing of our group's activities on the Irish market and the opportunities that created; the huge growth in market share enjoyed by Irish Life, Irish Life Investment Managers and **permanent tsb** bank and the nurturing and development of a top class senior management team to continue and build on the success of the past eight years.

David has been a towering influence in the group since its establishment and a wonderful colleague and friend. We all wish him and his wife, Mary, every happiness in the years ahead.

Appointment of Denis Casey as successor to David Went as Group Chief Executive

One of the key tasks facing the board in 2006 was the selection of a successor to David Went as Group Chief Executive. The board took the decision to select a successor before the close of 2006 to provide for an orderly selection process and a smooth transition.

That process culminated in December last with the announcement of Denis Casey as the new Group Chief Executive. Denis is an outstanding individual. Currently Chief Executive of **permanent tsb** bank and an executive director of the group, he has an unrivalled experience of our key operating businesses and group functions. He has a proven track record of achievement, leadership and vision and each of the group's operating businesses have enjoyed significant growth and development under his leadership. The board looks forward to working with Denis in his new role in the months and years ahead.

The selection of a successor to David was always going to be a challenging exercise, made all the more so because of the quality of the candidates we considered for the position, all of whom have contributed significantly to the group in their various executive roles. The whole process has demonstrated the strength in depth of our management team and gives the board great confidence for the future leadership of the group.

Outlook

Looking ahead, the board is very optimistic about the outlook for the group. The fundamentals of the Irish economy and Ireland's demographics provide strong underpinning for the markets in which we operate; the long-term savings market in particular and retail financial services in general. The current year will provide both challenges and opportunities – an increasingly competitive and more cautious housing market on the one hand but the benefits from strong wealth creation and SSIA savings on the other. The investment we have made, and are continuing to make, in our businesses mean we are better able to respond to challenges and can continue to maximise our share of the opportunities.

We look forward to continuing progress and financial success in the current year.



Gillian Bowler
Chairman

27 March 2007



We enjoyed a year of exceptional performance in 2006

This is the last Chief Executive's Review which I will write for the Irish Life & Permanent group. In that regard, it's a particular pleasure that this final report should focus on a year of such exceptional performance as we enjoyed in 2006.

Reported statutory (IFRS) profit after tax and minority interests was €358m and in line with 2005 (€353m), while total profit after tax, on an embedded value basis – which we believe to be the key basis for measurement of the performance of the group – rose by 18% to €561 million from €475 million in 2005.

This outcome principally reflects the strong rise in (embedded value) pre-tax operating profit which increased by 26% to €529 million (2005: €420 million). The principal components here were the 36% increase in bank earnings to €202m (2005: €148m) and with life earnings increasing by 23% to €274m (2005: €222m). This exceptional operating performance reflected, in particular, the strong volume growth – ahead of market growth – that we enjoyed in both our main businesses.

permanent tsb

2006 was a record year for the Irish housing market. The first half of the year saw very strong new residential mortgage lending growth. This moderated in the second half as interest rates increased and house price inflation slowed. However, the momentum built up in the first half of the year ensured that the new mortgage lending for the full year for the bank was 37% ahead of 2005.

Lending was strong across all the bank's divisions. Commercial lending was up by as much as 97% to €753 million for the year – following a refocus of effort in this area while consumer finance (up 21%) and mortgage lending in the UK (up 11%) both added to the strong growth in the bank's loan book during the year.

The bank also continued to make important progress in respect of customer acquisition. **permanent tsb** has been at the forefront of the current account "revolution" for the past two years and was the first bank to launch a fully functioning current account to levy no charges for normal transactions, including overdrafts.

In 2006, we enjoyed further success in this area with the opening of 84,500 new current accounts – 68,000 of whom were completely new customers (the remainder being existing customers who upgraded their accounts). The immediate benefit of this successful campaign was an 18% increase in current account balances in 2006. In the longer term, the expansion of our banking customer base opens up tremendous opportunities for **permanent tsb** to cross-sell a range of both banking and life and pension products to these customers.

Irish Life

Our life businesses are going from strength to strength and 2006 was another year of very strong volume growth.

In the Retail division, new business grew by 33% and all product lines performed well – but there was a boom in investment product sales in particular, where we out-performed a really buoyant market. Maturing SSIA accounts were an important contributor to this result. The division attracted over €1 billion in single premium investment sales last year split between equity, property and capital protected funds.

Pension sales were up 18% and now account for just under 40% of all retail sales. Regular savings and protection/risk sales each rose by around 25%. In all cases, our sales performance beat the market.

Sales in our Corporate – or group pensions – division, were up 27% – meaning that here too we saw market share growth. Within that overall figure, we saw very strong growth in defined contribution pension business and in the sale of annuities and personal retirement bonds. While group risk/protection sales were down on 2005 this was not unexpected given that the previous year had included three very significant group scheme wins.

Finally, on the life side our asset management division – Irish Life Investment Managers – continued to record another year of strong inflows on the back of excellent fund performance. New fund inflows of €1.9 billion represented a 44% increase on the figure for 2005. As a result of these strong inflows, group funds under management increased 20% to €31.8 billion at the end of 2006.

Margins & Costs

While both the life and banking businesses enjoyed equally strong trading performances in 2006 there were varying outcomes in terms of margins. Life margins were slightly ahead year on year while banking margins continued to tighten.

The life new business margin – excluding ILIM – for the year at 20.6% was just ahead of the equivalent figure for 2005 (20.4%). In the first six months margins were particularly strong and this was largely attributable to the rich product mix in that period. In Irish Life Investment Managers, margins were identical in 2006 to the previous year.

In our banking business, the net interest margin for the year was 1.19% compared to 1.29% for 2005. All of this margin reduction took place in the first half of the year and margins were steady in the second half. The primary drivers of the 10 basis point reduction in the bank were on the liability side as a result of basis risk – which we would expect to reverse as rates level off – and from the increasing proportion of wholesale funding as we fund our rapidly growing loan book from the debt markets.

The group continues to closely monitor and manage the cost bases of our various businesses. Life costs for the year were up by 12% largely reflecting the impact of costs associated with the strong growth in sales in the retail division.

Expenses in the bank increased by 7% which broadly reflects underlying cost growth. Given the considerable additional volumes and activity in the bank in 2006, this reflects real productivity gains as a result of our continuing tight management of the bank's cost base.

Outlook

We are going into 2007 in very good shape and expect another year of good growth in our core businesses. We do expect competitive pressures to increase – in particular in the banking market – but we are not afraid of competition and have clearly demonstrated our ability to compete and win.

... and thank you

Finally, I would like to mark the conclusion of this, my last, Chief Executive's Review by expressing my appreciation to everybody who has supported me and worked alongside me over the best part of the last ten years.

Throughout my career I have been blessed with good fortune. However, the opportunity to return to Ireland to manage Irish Life in 1998 and to lead that company's merger with Irish Permanent, oversee the creation of Irish Life & Permanent plc and help establish the new group as a leading player in the financial services industry in Ireland was beyond anything I expected.

The journey that we have taken over those years has been immensely exciting and satisfying. It's been inspiring in particular to see the great businesses of Irish Life and what was then Irish Permanent re-assert their leadership positions in a rapidly growing and exciting marketplace in Ireland.

It's been my good fortune and pleasure to have worked with, and been supported by, a Board of Directors and an executive team of great talent and vision backed up by thousands of committed and hard working staff across the country. I think we have all benefited from that – staff, customers and shareholders alike.

I will be an enthusiastic observer of the group's progress going forward and I wish my successor, Denis Casey, and all our employees and shareholders continued success.

David Went
Group Chief Executive
27 March 2007

Overview of Business Performance

Business Review

This business review has been prepared in accordance with the recommendations of the European Union (EU) Modernisation Directive and is in line with current best practice. It is addressed to, and written for, the members of Irish Life & Permanent plc with the objective of providing a fair review of the group's business development, performance and position. This review aims to present a balanced and comprehensive overview of the business that is consistent with the size and complexity of the group. The review is written in the context of the risks and uncertainties facing the business.

Key Performance Indicators

The EU Modernisation Directive requires that business reviews contain financial, and where applicable, non-financial key performance indicators. We consider that our key financial performance indicators (KPIs) are those that communicate the financial performance and strength of the group as a whole to the members. These KPIs comprise:

- Adjusted Operating Return on Capital Employed (European Embedded Value ("EV") basis)
- Operating Profit on an EV basis
- Proposed Ordinary Dividend
- Risk Asset Ratio of the Bank
- Solvency cover within the group's life assurance business

Each of those KPIs are addressed in the body of this review.

The group also uses a variety of KPIs in both running and assessing the performance of individual business units, rather than the group as a whole. KPIs include measures such as present value of new business premiums, new business margins, net interest margins, cost/income ratios and customer satisfaction ratings.

Forward-looking Statements

This business review contains "forward-looking statements" with respect to certain of the group's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events that are often beyond the group's control. For example, certain insurance risk disclosures are dependent on choices about assumptions and models, and by their nature are best estimates. However, actual future gains and losses could differ materially from those that have been estimated. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements include, but are not limited to:

- Irish domestic and global economic business conditions
- Interest rates
- Equity and property prices
- The impact of competition, inflation and deflation
- Changes to customers' saving, spending and borrowing habits
- The group's success in managing the above factors

As a result, the actual future financial condition and performance of the group may differ from the targets and goals set out in the forward-looking statements. The group has no obligation to update any forward-looking statements contained in this review.

Accounting Basis of Preparation

The group has prepared its financial statements set out on pages 38 to 114 under International Financial Reporting Standards (IFRS) as adopted by the EU. In addition, on pages 115 to 136, the group has presented as supplementary information, its results under European Embedded Value basis of accounting.

Group Overview IFRS Results

The group's statutory consolidated income statement under IFRS is summarised below:

	2006 €m	2005 €m
Net interest income	**409**	366
Investment return	**2,813**	3,527
Premiums on insurance contracts*	**380**	325
Fees from investment contracts & fund management	**247**	218
Change in VIF	**117**	76
Other income	**(7)**	(10)
Operating Income	**3,959**	4,502
Change in investment contract liabilities	**(2,672)**	(3,134)
Claims on insurance contracts*	**(293)**	(275)
Change in insurance contract liabilities*	**(26)**	(188)
Administrative expenses	**(497)**	(470)
Other operating expenses	**(85)**	(68)
Operating expenses	**(3,573)**	(4,135)
Operating profit	**386**	367
Share of profits of associated undertakings/joint venture	**55**	54
	441	421
Taxation	**(80)**	(69)
Profit for the year on continuing activities	**361**	352

*Net of reinsurance

The EV information set out on pages 115 to 136 employs the embedded value methodology for all of the group's insurance and investment business. The statutory results use embedded value methodology for insurance contracts only, with investment contracts being accounted under IFRS. Banking and other businesses are accounted for under the same basis in both statutory and EV results.

Statutory profits after tax for 2006 are €361m, an increase of €9m (3%) on the 2005 level of €352m.

The statutory basis profits include the effects of economic variances on the insurance shareholder value of in-force. These were negative €11m in 2006 compared to a positive return of €15m in 2005, a negative change of €26m.

The 2006 outcome includes a charge of €28m (2005: €28m) in respect of the uplift in the value of Irish Life & Permanent shares held for the benefit of policyholders and also includes a charge of €10m (2005: €2m) in respect of the uplift in the value of owner occupied buildings held for the benefit of policyholders. These uplifts increase policyholder liabilities but under IFRS the corresponding increase in the asset is not recognised in the income statement.

The profit after tax on continuing operations reflects strong new business growth in both the banking and life businesses combined with tight cost control. In the banking business total loan balances outstanding increased 28% to €33.7bln (2005: €26.3bln) with total new loans issued of €12.9bln (2005: €9.8bln).

In the life business new business written (including fund flows into ILIM) on an APE basis increased by 36% to €706m (2005: €520m). Gross inflows into ILIM were €1.9bln compared to €1.3bln in 2005. The group enjoyed significant growth in new business on both insurance and investment contracts which is reflected in the 21% growth in premiums on insurance contracts from €484m in 2005 to €584m in 2006. However, the strong growth in new business on the investment contracts resulted in a negative new business contribution of €6m in the reported 2006 statutory profits, compared to €2m profit in 2005 as a consequence of IFRS which requires that the incremental cost of acquiring this new business be recognised in the year of acquisition whilst the profit flows are recognised over the life of the contract.

The change in insurance contract liabilities shows a reduction of €9m compared to an increase of €419m in 2005. This is mainly due to an increase in medium to long-term Euro interest rates and is compensated by a corresponding reduction in the investment return. The change in investment contract liabilities has decreased 15% to €2,672m (2005: €3,134m) due to lower market growth in 2006 compared to 2005. Both of these effects are reflected in the reduction in the investment return which was €2,813m in 2006 compared to €3,527m in 2005.

Administrative expenses increased 6% to €497m from €470m in 2005. This principally reflects the increase in costs associated with the buoyant new business issued.

The group's share of the post-tax profits achieved in Allianz, a general insurance business in which the group has a 30% interest, were €56m, compared to €54m in 2005 with growth in underwriting profits, which included prior year reserve releases, offsetting a reduction in the investment returns on the company's bond portfolio as a consequence of weak bond markets during the year. Under IFRS the effective tax rate includes additional tax paid by policyholders. The tax charge in 2006 was €80m compared to €69m in 2005.

The 2005 outcome includes an after tax gain of €1m arising from in the disposal of City of Westminster Assurance, a closed book of life business in the UK. No similar disposals occurred in 2006.

Corporate Responsibility

During the last two years the group has increased significantly its commitment to corporate responsibility ("CR"). The board has responsibility for setting overall policy and objectives for CR and receives regular updates on the groups CR activities and plans. The group has a CR manager in place who is responsible for the day to day management of the CR programme. The programme is overseen in the first instance by the Group CR Committee which is chaired by a senior executive and comprises representatives from across the group. This committee meets quarterly to review progress in implementing the CR programme and deciding a future direction. All staff are involved in implementing CR throughout the organisation.

The CR programme addresses such issues as our values as a company and how we apply them, our standards of customer care, our involvement with local communities and reducing our impact on the environment. Details of our CR initiatives and activities in 2006 and our plans for 2007 are set out in full detail in our Corporate Responsibility Report 2006 which is available on our website at www.irishlifepermanent.ie.

Risk Governance Structure

The board of directors approves overall policy in relation to the types and level of risk that the group is permitted to assume in the implementation of its strategic and business plans.

The Group Risk Committee, which has recently been established, is chaired by the Group Chief Executive and comprises members of senior management. It is the executive committee with overall responsibility for risk management across the group. The Group Risk Committee exercises authority delegated by the Board of Directors to set policies in relation to specific risk categories and to monitor total risk levels across the group, in line with the overall policy approved by the board of directors.

The Group Risk Committee, in turn, delegates responsibility for the monitoring and management of specific risks to committees accountable to it. These committees include the Group Assets and Liabilities Committee, the Group Credit Committee and the Group Operational Risk Committee.

Basel II (Revised Capital Framework) Implementation

During the year, the group continued with its preparations for the implementation of the new regulatory requirements of Basel II as interpreted in the EU through the Capital Requirements Directive ("CRD"). Implementation of CRD requires significant changes to the group's existing risk management structures and processes in addition to changes in the way in which the group's required level of regulatory capital is computed. Preparation for implementation continues to involve significant effort and investment and is well advanced. The group is confident that this investment will materially enhance the sound risk management framework already in place within the group and will drive significant advantages in terms of risk management and capital efficiency for the group.

Treasury and Credit Risk

Treasury and credit risk throughout the group is approved and managed in accordance with a set of clearly defined policy statements and limits which have been approved by the board. These policies and limits are designed to safeguard the group's assets while permitting sufficient operational flexibility to ensure that an appropriate level of return is generated for shareholders.

Treasury Risk Management

All treasury activities within the group's banking operations are centralised within the Treasury division which is subject to strict internal control and reporting procedures which are monitored by the Group Assets and Liabilities Committee. This Committee, which operates under terms of reference which have been approved by the board, is chaired by the Group Finance Director and comprises members of senior management, including the Group Chief Executive. All of Treasury's activities are subject to limits on the size and the nature of exposures which may be undertaken. These limits are outlined in the Treasury policy document which is reviewed annually by the board.

Liquidity Management

One of Treasury's primary responsibilities is the management of liquidity within the group. In carrying out this responsibility, Treasury's principal objective is to ensure that the group has sufficient funding available, at an optimal cost, to meet the operational needs of the group and to adhere to regulatory and prudential requirements. In this regard, the group's liquidity ratio at 31 December 2006 was 26%.

As a consequence of the high level of asset growth experienced by the group's banking operations in 2006, Treasury was particularly active raising a total of €9.9bln (including refinancing of €2.9bln) in the wholesale funding markets which included a €2.15bln securitisation of the Irish residential mortgage portfolio.

The range of funding sources utilised by the group, which includes medium-term note issuance, commercial paper and mortgage securitisation, in addition to the short-term inter-bank market, reflects a policy of strategic diversification to prevent over reliance on any individual market. The group continues to maintain high quality long-term senior debt ratings with a Moody's Investors Service rating of "A1" and an equivalent rating from Standard and Poor's of "A+". These high quality credit ratings help to increase the availability and reduce the cost of wholesale funds to the group. As part of its liquidity management responsibilities, Treasury is also charged with the optimal investment of the group's liquid assets. In carrying out this function, Treasury invests in a range of interest rate instruments subject to strict board approved limits.

Non-trading Book Exposure Management

Treasury is also responsible for ensuring that the exposure to movements in interest and foreign currency exchange rates arising in the non-trading book of the group's banking operations are maintained within limits set by the board. The non-trading book comprises the bank's retail and corporate deposit books and its loan book combined with the inter-bank book, wholesale funding instruments and the liquid asset investment portfolio, which is managed by Treasury. Interest rate risk arises due to the fact that, in both the Retail and Treasury areas, certain assets and liabilities carry fixed rates (e.g. fixed rate mortgage products). Foreign currency exchange risk arises due to the fact that the group's banking operations conduct business in a range of currencies, principally Euro, Sterling and US dollar. It is the group's policy to hedge all foreign exchange risk as it arises. Interest and foreign currency exchange rate exposures arising in the non-trading book are managed to ensure compliance with IAS 39 "Financial Instruments", using a range of conventional hedging instruments including interest rate and currency swaps and forward rate agreements.

In managing exposures arising in the non-trading book, the group uses a Value at Risk (VaR) model. The VaR methodology used is an industry standard model for market risk measurement. VaR provides an estimate of the loss which will result from market movements over a given period of time within a specified probability of occurrence. Risk is calculated as the maximum probable loss in value that could arise in a ten day time horizon from movements in interest and foreign exchange rates with a 99% degree of probability. This means that there is a one in one hundred chance that any potential loss could be greater than that estimated using historical experience of daily price volatility in interest and foreign exchange rates of the previous 150 days.

The prices of similar financial instruments do not move in exact step with each other and, as a result, the total risk contained in a portfolio of different financial instruments cannot be calculated by taking the sum total of the individual risks. The VaR methodology employed by the group calculates the risk in each instrument held in the portfolio and measures the impact of diversification of the risk of the portfolio using an industry standard methodology called the variance-co-variance approach.

As with any market risk measurement system, the VaR methodology utilised by the group has recognised limitations. VaR does not measure "event" (e.g. crash) risk or capture assumptions about the range of likely changes in future market conditions, including behavioural assumptions about the various types of assets and liabilities (particularly those arising from retail transactions). Accordingly, the group supplements its VaR methodology with other risk measurement techniques including sensitivity analysis, which are best able to assess potential exposure to pre-defined moves in individual risk factors.

Within the non-trading book, the group accepts a degree of market price risk subject to the VaR, calculated as set out above, remaining within specified limits which are set by the board. At 31 December 2006, the VaR exposure of the group's bank non-trading book was €3.8m (2005: €2.0m). Further details of the exposures covered in the bank's non-trading book are set out in note 53 to the financial statements.

Foreign exchange exposures arise in the non-trading book due to the fact that the bank conducts business in a range of currencies. All foreign currency positions arising in the non-trading book are transferred to the trading book as they arise.

Trading Book

In addition to the responsibility for managing the liquidity and interest rate exposures arising in the banking operations' non-trading book, Treasury trades in liquid interest rate and foreign currency exchange rate instruments, and derivatives thereof, in order to profit from short-term changes in market values. Trading book exposures are subject to strict limits which have been approved by the board. Interest rate exposures within the trading book are measured using VaR. The methodology employed is the same as that utilised in respect of the non-trading book set out above. At 31 December 2006, the VaR exposure of the group's bank trading book was €0.1m (2005: €0.1m). Foreign currency exposures are measured by reference to open positions (the sum of all long and short positions). All financial instruments held for trading purposes are clearly designated and are held separately from other holdings and all trading positions are marked to market. Further details of the Treasury trading activities are provided in note 26 to the financial statements.

Credit Risk Management

Credit risk throughout the group is approved and managed in line with a set of clearly defined policy statements, which have been approved by the board. Credit activities are monitored and controlled by the Group Credit Committee which is chaired by the Group Finance Director and comprises members of senior management (including executive directors).

The Group Credit Committee is responsible for developing and implementing credit policy within the context of the overall credit policy approved by the board. The group credit policy statement provides for tiered levels of discretion with regard to acceptance of credit exposures. Individual discretion limits are set by reference to the extent of the individual's experience, proven competence and the nature and scale of lending undertaken in the relevant business units. Lending proposals above individual discretion limits are referred to business unit credit committees, the Group Credit department, Group Credit Committee or the board, as appropriate. The Group Credit department is responsible for monitoring overall credit quality, adherence to credit policy and carrying out regular portfolio analysis.

Life Business Market Risk

Investment activity in the group's life business is carried out in accordance with a board approved investment policy. This policy is designed to ensure that investment activity is carried out in a prudent and controlled manner.

Within the group's life unit linked business, liabilities are fully matched with unitised assets with all market related risk directly borne by the policyholders. The principal market risk to which the shareholder is exposed relates to the holding of assets to support non-linked liabilities, the provision of discretionary participating contracts, initial funding of new unit linked funds, timing differences in the allocation of units in unit funds and the investment of free reserves / capital.

The asset mix for non-linked business is managed to be consistent with the objective of optimum matching and immunisation against the effects of movements in interest rates. The shareholders' free reserves / capital are invested in a mix of lower risk assets consistent with the objectives of maintaining the solvency of the company and limiting direct shareholder equity market exposure.

Shareholder market risk exposures are reported to and monitored by the Group Assets and Liabilities Committee. The Committee ensures that the investment activity carried on, either directly or on behalf of the life business, is consistent with the group's policies and procedures laid down for asset and liability risk management.

In addition, each individual business unit operates an investment committee comprised of senior executives from the business and a representative from Irish Life Investment Managers. These committees monitor fund investment mandates, the performance of funds against benchmark, the timeliness and accuracy of the allocation of units in unit funds and the duration matching of shareholder assets backing non-linked liabilities.

Life Insurance Risk

The main life assurance risks are mortality risk and morbidity risk. Mortality risk arises in two distinct areas, on assured lives where payments are made on the death of an individual, and on annuitant lives, where payments are made to an individual for a period before they die, such payments ceasing on death. Morbidity risk relates to payments made to individuals in the event of illness. These payments could be single lump sums or paid at regular intervals.

The risks are assessed at the time a policy is issued. This involves the completion of forms with relevant questions and may require medical examination. The underwriting of the risk takes place in light of the answers to the questions, the results of the medical examination and limits for risk cover developed over many years of experience. Most proposals for risk cover are accepted at "ordinary rates", a certain proportion of proposals are offered cover at a charge in excess of "ordinary rates", while a small percentage of proposals are declined. The underwriting limits are reviewed regularly by the group.

The group operates retention limits, whereby the amount of risk cover held by the group on any one individual case, or on a group of cases is restricted to set amounts. Cover beyond these limits is reinsured with external reassurance companies. The main objective of the reinsurance is to ensure that likely statistical fluctuations of risk claims amounts are within acceptable levels from capital and profit perspectives. The reinsurance arrangements come in a number of forms, they can be on a quota share basis where a percentage of the total risk is reinsured or on a surplus basis where the excess over a given retention amount is reinsured, or a combination of these approaches. At present all new annuity business is 100% reinsured. The external reinsurance companies used must meet minimum financial strength requirements as measured by credit rating agencies. A complete re-insurance strategy is in place. This is updated annually and reviewed by the Group Assets and Liabilities Committee before being brought to the board for approval.

Operational Risk

Operational Risk is defined as "the risk of loss resulting from inadequate or failed processes, people and systems or from external events". Operational risks are managed within the group to a standard consistent with industry best practice and regulatory requirements. The group as a whole, and each of the business units within the group, identify the material operational risks to which they are exposed, based on detailed reviews of business activities, supplemented by reference to industry information and data.

The resultant operational risks are quantitatively assessed by reference to likelihood of incidence and impact criteria, and the output from this exercise is used to identify potentially materially operational risks for the group. Each of the resultant operational risks is subjected to an in depth analysis where risks and controls are evaluated and control improvements identified.

Capital and Liquidity

The group's capital and liquidity ratios remained strong at 31 December 2006. In the bank, the Tier 1 and total capital ratios were 10.4% (31 December 2005: 12.6%) compared to a required ratio of 9.5% while the liquidity ratio within the group's banking business was 26% (31 December 2005: 26%). The abnormally high level of capital held at December 2005 reflects a pre funding of the capital requirement to support mortgage growth in 2006. The solvency margin in Irish Life Assurance plc, the group's principal life assurance business, was covered 1.8 times by available assets (31 December 2005: 1.7 times).

Dividend

The directors have declared a final dividend of 47.9 cent per share. Subject to shareholder approval the dividend will be paid on 23 May 2007 to shareholders on the register as at 27 April 2007. The ex-dividend date is 25 April 2007. The final dividend will bring the total dividend for the year to 68.0 cent, an increase of 12.4% on the 2005 total dividend of 60.5 cent. The dividend is covered 3 times by total profit (2.6 times at the operating level) and represents an approximate yield of 3% on the basis of the share price at the end of February 2007.

Supplementary Group Reporting - European Embedded Value

Irish Life has, since its flotation in 1991, adopted embedded value accounting as its primary reporting basis for its life assurance activities. Despite the transition to IFRS, the group has continued to provide supplementary information on this basis, covering both investment and insurance contracts linked into Life Business. While supporting the stated objectives of IFRS the group, and the life industry in general, is of the view that the new IFRS basis is less satisfactory in terms of the measurement and reporting of the profitability and the value added from writing long-term life assurance business, specifically what is now categorised as "investment" business. Accordingly, the group continues to manage all of its life assurance business on the basis of embedded value metrics and to provide embedded value results to shareholders and the market by way of supplementary financial reporting.

Embedded value seeks to measure the value of the shareholders' interest in a life assurance business. This consists of the shareholders' equity - represented by net assets - plus the present value (i.e. a discounted cashflow) of future profits to be earned from the existing book of in-force business less the cost of required capital. Future profits are estimated using actuarial methods and best estimate assumptions regarding future expenses, lapses, mortality, interest rates etc. Embedded value does not include any value attributable to future new business.

Embedded value provides a truer measure of value creation in a life assurance business to that presented under IFRS basis. However, historically a lack of transparency and consistency in methodologies across companies has hampered comparability. In May 2004, a group representing the Chief Financial Officers of major life assurance companies in Europe developed a statement of European Embedded Value ("EV") principles. These principles provide a framework for calculating and reporting supplementary embedded value information.

In October 2005 the CFO Forum published additional guidance on EEV disclosures applicable for financial reporting in the year 2006. This guidance has been followed in this Annual Report.

The IL&P group has adopted the EV framework for the financial reporting of its group results. In the group EV basis results life assurance activities - covering both insurance and investment contracts - are accounted for on an embedded value basis and banking and other activities are accounted for on an IFRS basis.

Supplementary Group Reporting - European Embedded Value Basis ("EV")

The results of the group for the year ended 31 December 2006 on the EV basis is summarised below:

	2006 €m	2005 €m
Operating profit on continuing operations		
Insurance and investment business	**274**	222
Banking	**202**	148
Other	**(2)**	(4)
	474	366
Share of associate / joint venture	**55**	54
Operating profit before tax on continuing operations	**529**	420
Short-term investment fluctuations	**101**	94
Effect of economic assumption changes	**(38)**	13
Other credits	**-**	4
Profit before tax	**592**	531
Taxation	**(28)**	(16)
Government levy	**-**	(12)
Profit on continuing operations	**564**	503
(Loss) after tax on discontinued operations	**-**	(26)
Profit after tax	**564**	477
Attributable to:		
Equityholders	**561**	475
Minority interest	**3**	2
	564	477

Overview – EV Basis

Profit after tax attributable to equityholders for the year was €561m compared to €475m in 2005, an 18% uplift. The outcome principally reflects strong growth in operating profit, which was up 26% to €529m (2005: €420m). This was partially offset by the impact of rising interest rates on the embedded value of the group's life business, which was a negative €38m compared to a positive €13m in 2005.

At the EV operating level, profits from the group's core banking and life assurance business grew 29% to €474m from €366m principally reflecting a 36% growth in new business contribution to €128m (2005: €94m) in the life business; and growth of 36% in the group's banking profits which increased to €202m from €148m in 2005. The 2006 outcome in the bank includes trading profits of €12m which compares to trading losses of €4m in 2005. Excluding this trading profit turnaround the underlying level of profit growth in the bank of 26% was driven by strong growth in risk assets, particularly mortgage assets, reflecting very strong new business volumes.

The post tax return from the group's interest in Allianz (Ireland), a general insurance business, was €56m compared to €54m in 2005. Growth in underwriting profits, which included prior year reserve releases, was offset by a reduction in the investment returns on the company's bond portfolio, which arose as a consequence of weak bond markets during the year.

The short-term investment fluctuations reflect the impact of actual against assumed investment returns on the embedded value of the group's life operations. The 2006 outcome was a positive €101m compared to €94m in 2005, with both outcomes reflecting the strength of investment markets in these years.

The 2006 outturn includes a negative €38m arising from changes in the economic assumptions used to calculate the life assurance embedded value. This primarily relates to the impact of an increase in the risk discount rate used to compute the embedded value from 6.5% to 7.4% principally arising from increases in medium term euro bond rates. In 2005, changes in the economic assumptions had a positive effect of €13m reflecting a reduction in the risk discount rate from 6.7% to 6.5%.

The €28m tax charge is comprised of two components, a €42m (2005: €42m) charge on operating profit offset by a net credit of €14m (2005: €26m) attributable to investment fluctuations and economic assumption changes in the life business embedded value. The 2% reduction in the effective tax rate on operating profit in 2006 is principally due to the release of deferred tax provisions on property capital allowances together with the effect of the changes in life operating assumptions.

The bank levy of €12m per annum which was a feature of the group's tax charge for the past three years has ended and consequently does not feature in 2006.

The 2005 outcome included an after tax loss of €26m incurred in the disposal of City of Westminster Assurance, a closed book of life business in the UK. No similar disposals occurred in 2006.

The adjusted operating return on capital employed (excluding Allianz and goodwill) was 14.8% compared to 13.2% achieved in 2005.

Banking Business

permanent tsb, the group's banking division has a strategic objective of becoming the leading provider of personal banking services in Ireland. The bank continues to follow a multi-channel distribution strategy incorporating a broadly based branch and agency network, a direct sales force and extensive broker support supplemented by telephone and internet banking facilities.

A major focus for the bank in 2006 was the rebuilding of its market share in the Irish mortgage market. In 2005, the bank's management identified a number of significant product gaps within the bank's mortgage offering which had caused the bank to relinquish some market share in 2004 and 2005. These gaps were closed with new products and, where appropriate, improved processes put in place. As a consequence of this refocus the bank regained market share in 2006 capturing a 22% share of the new residential mortgages issued by value in Ireland compared to an 18.5% share in 2005.

2006 also saw the bank continue aggressively to target the current account market as part of its customer acquisition strategy. In 2006, the bank gained a total of 84,500 new current accounts which was an increase on the 67,000 new accounts gained in 2005 notwithstanding the competitive reaction to the bank's success in this market in terms of other banks promoting similar product offerings.

The pre-tax results of the group's banking business for the year ended 31 December 2006 are set out below:

	2006 €m	2005 €m
Net interest income	**429**	377
Other income	**45**	40
Trading income/(expense)	**12**	(4)
	486	413
Administrative expenses	**(273)**	(255)
Impairment losses on loans and receivables	**(14)**	(12)
	199	146
Investment gains	**3**	13
Restructuring costs	**–**	(11)
Share of joint venture	**(1)**	–
Profit before tax	**201**	148

Overall pre-tax profits in the group's banking business increased 36% to €201m (2005: €148m).

As noted previously, 2006 included trading income of €12m compared to a loss of €4m in 2005 arising from the impact of IFRS transition. Adjusting for this turnaround the underlying level of profit growth in the banking operations was 26%.

Net interest income increased 14% to €429m (2005: €377m) due to strong growth in new lending volumes and current account balances, which offset the impact of wholesale funding and mortgage back book pricing on the net interest margin.

The net interest margin in 2006 was 1.19% compared to 1.29% reported for the full year 2005. In addition to the ongoing impact of increasing wholesale funding levels, which has been a feature of the business over the past number of years, the margin was negatively impacted by basis risk in the Irish mortgage portfolio as interest rates increased. The group pre-funded this basis risk. However under IFRS, the benefits of this pre-funding activity is accounted for partly in the trading income line rather than net interest income. The outcome of this pre-funding activity accounts for the bulk of the positive €12m in income reported as trading income. Margins were further dampened by the decision in the first half of 2006 to reduce the Irish back book margin in order to position the book more competitively in a rising interest rate environment although this impact was partially offset by widening liability spreads as euro interest rates increased.

Total loans and advances to customers at 31 December 2006 were €33.7bln, an increase of 28% on balances outstanding at end 2005 (€26.3bln).

The growth in the balances over principal business lines was as follows:-

	31 Dec 2006 €bln	31 Dec 2005 €bln	Growth %
Mortgage lending ROI*	23.1	17.8	30
Consumer finance	2.0	1.7	19
Commercial lending	1.9	1.4	31
	27.0	20.9	29
Mortgage lending - UK (£Stg)*	4.6	3.7	25
Total lending - €bln	33.7	26.3	28

*including securitised mortgages

The residential mortgage market in Ireland was extremely strong in 2006 with €8.7bln in total gross new mortgages issued by the group, a 37% increase on the €6.3bln issued in 2005. Irish residential mortgage balances outstanding increased 30% to €23.1bln from €17.8bln outstanding at the end of 2005.

In the UK, while the buy to let sector in which the group's centralised mortgage lender, Capital Home Loans, principally operates, was extremely competitive, new mortgages issued were up 11% to Stg£1.5bln compared to Stg£1.4bln in 2005. The group's UK mortgage portfolio increased 25% to Stg£4.6bln compared to Stg£3.7bln at 31 December 2005.

New consumer finance loans issued increased 21% over 2005 from €1.0bln to €1.2bln with this portfolio growing 19% to €2.0bln compared to €1.7bln at 31 December 2005.

The group increased the level of focus in the commercial lending area in 2006 resulting in new business issues of €753m, an increase of 97% on 2005 levels of €383m and the book growing 31% to €1.9bln from €1.4bln at the end of 2005.

Customer account balances at 31 December 2006 totalled €13.6bln (2005: €12.8bln) an increase of 7%. Throughout 2006 the bank maintained its focus on the acquisition of current accounts and the strategy in this area was extremely successful with 84,500 new accounts opened during the year, following on from the 67,000 new accounts opened in the year ended 2005. Current account balances increased 18% to €2.6bln compared to €2.2bln at the end of 2005.

Other income of €45m was 13% ahead of 2005, principally driven by increased loan fee income, Bureau de Change earnings and visa commissions.

Other income excludes any contribution from Bancassurance sales generated through the bank, the earnings from which are included in the pre-tax profit reported in the group's life assurance activities. Sales of life and pensions products through the bank in 2006 were €88m, up from €65m in 2005, a 35% increase. The pre-tax profit achieved on the Bancassurance book of life business was €56m in 2006 a 22% increase on the 2005 outturn of €46m.

Trading income in 2006 was a positive €12m compared to a negative €4m which arose in 2005. The 2006 result principally arose due to the group pre-funding against basis risk in its mortgage portfolio. Under IFRS, the outcome of this pre-funding activity is reflected in trading income rather than net interest income.

The 2005 outcome arose due to certain positions taken in financial instruments, which fell to be accounted on a mark to market basis. These positions were closed out in the first half of that year. The losses arising could not be offset against gains of €12m, which arose in the closing of certain interest rate positions as part of the transition of the balance sheet to meet the requirements of IAS 39, as these gains fell to be amortised to net interest income over 2005 and the following 3 years under IAS 39.

Administration expenses increased 7% to €273m from €255m reflecting growth in the business. Cost management continues to be a major focus for the bank.

Impairment losses of €14m in 2006 compare to €12m for the prior year and reflect the underlying growth and the excellent credit quality which prevails within all of the group's loan portfolios. Provisions held continue to be adequate with reserves of €57m compared to arrears of €43m.

The investment return of €3m in 2006 represents a gain on the disposal of investment properties while the prior year outcome of €13m represented an uplift in the value of investment properties held by the bank.

Restructuring costs of €11m in 2005 reflected the cost of a development plan undertaken throughout 2005 and 2006. The objective of the plan, which is now complete, was to improve the cost efficiency and sales capability of the bank. There was no similar charge in 2006.

Insurance and Investment Business

The results of the group's insurance and investment business presented on an EV basis for the year ended 31 December 2006 are set out below:

	2006 €m	2005 €m
New business contribution	**128**	94
Contribution from in-force business		
Expected return		
In-force	**89**	74
Net worth	**26**	20
Experience variances	**14**	15
Assumption changes (net of development expenditure)	**17**	19
	146	128
Operating profit before tax	**274**	222

The operating profit before tax on the group's life business for the year ended 2006 was €274m, a 23% uplift on the 2005 outcome of €222m. This principally reflects a 36% uplift in the new business contribution which increased from €94m to €128m.

The expected return on the in-force book of business increased 20% to €89m (2005: €74m) reflecting strong growth in the portfolio.

The expected return on the net worth, which relates to earnings on shareholder assets calculated by reference to the assumed long-term rate of return on property and equities and the actual return on short-term cash, increased to €26m from €20m in 2005 reflecting a higher yield on cash assets as euro interest rates increased.

Experience variances continue to be positive at €14m in 2006 compared to €15m in 2005, with strong risk experience achieved in both mortality and morbidity. Assumption changes, largely reflecting the group's continued risk experience, were a positive €17m compared to €19m in 2005. Overall, the assumptions underlying the embedded value continue to be prudent.

New Business

The new business contribution increased 36% to €128m from €94m in 2005. This outcome was driven by a 33% increase in life new business sales (excluding ILIM) to €516m on an APE basis in 2006 (35% on a PVNBP basis), combined with continued strong new business margins.

Overall, new business margins, excluding ILIM were 20.6%, slightly ahead of the 20.4% reported in 2005. Including ILIM, new business margins were 18.1%, which was in line with 2005 and was made up as follows:-

	2006 %	2005 %
Life	**20.6**	20.4
Investment (ILIM)	**11.4**	11.4
	18.1	18.1

The continued strength in life margins (20.6%) in 2006 reflects the high volume of new business sales combined with a favourable product and distribution mix.

APE[1] sales in the group's principal Life businesses are summarised below:

	2006 €m	2005 €m	Growth %
Retail Life	**317**	238	33
Corporate Life	**165**	130	27
Irish Life International	**34**	20	70
	516	388	33
Investment (ILIM)	**190**	132	44
	706	520	36

When calculated on the basis of present value of new business premiums ("PVNBP"), new business margins including ILIM were 2.4% in 2006 (2005: 2.4%).

The consolidated internal rate of return achieved on new business sales was 13.2% which compares to 12.5% achieved in 2005.

The PVNBP margin is calculated as follows:

	2006 %	2005 %
Life	**3.1**	3.1
Investment (ILIM)	**1.1**	1.1
	2.4	2.4

PVNBP[2] sales in each of the group's principal life businesses are set out below:

	2006 €m	2005 €m	%
Retail Life	**2,145**	1,602	34
Corporate Life	**998**	772	29
Irish Life International	**339**	197	72
	3,482	2,571	35
Investment (ILIM)	**1,901**	1,319	44
	5,383	3,890	38

[1] APE sales are calculated as the value of annual regular premiums plus 10% of the value of single premiums.

[2] PVNBP sales are calculated as total single premiums plus the discounted value of regular premiums expected to be received over the term of the contracts.

Retail Life

The group's retail business concentrates on sales of life and pensions products to the Retail market in Ireland. It is a market leader with a comprehensive product range spanning protection, pensions, investment and regular savings with an estimated market share of 23%.

As in **permanent tsb,** the Retail life business follows a multi-channel distribution strategy with independent brokers, bancassurance (via **permanent tsb**), direct sales, franchises, institutional (other bank branches) and telephone / internet channels providing the business with unrivalled distribution reach and customer access points which ensures that the business is not overly dependent on any one channel.

Demand in the retail life insurance market in Ireland was very strong in 2006 with retail life sales ahead 33%, on an APE basis, to €317m from €238m in 2005. On a PVNBP basis, sales were ahead 34% to €2.1bln. This sales performance reflects the general buoyancy of the life assurance market in Ireland and the fact that the retail business once again gained market share in 2006.

Sales were strongly ahead across all distribution channels and product lines with investments (up 67%), savings (up 28%), and protection (up 25%) being particularly strong.

Corporate Life

The Corporate Life division sells pension and risk schemes to employers and affinity groups in Ireland. The Corporate Life division has a leading position in this market with an estimated market share of 40%. The division distributes its products principally through pension consultants and brokers (including Cornmarket a specialist affinity broker in which the group has a 75% interest).

The key driver of new business sales in Corporate Life is employment and salary growth in the Irish economy. Customer service levels are a key differentiation of providers in the market and the Corporate Life division has achieved key competitive advantage in the market by continued and sustained investment in both staff and technology in order to achieve significant advantage in service levels and customer satisfaction.

The continued strength of the Irish labour market, with high levels of employment growth coupled with growth in salary and wage levels, provided very favourable market conditions for the group's Corporate Life business in 2006. New business sales were ahead 27% to €165m (2005: €130m), on an APE basis (29% on a PVNBP basis), led in particular by growth in defined contribution increments with sales of single premium pension products also strong.

Investment Management

Irish Life Investment Managers (ILIM) provides investment management services for the group's life and pensions business in addition to managing large segregated funds. ILIM offers a wide range of active, consensus and multi manager funds with a key focus of the business being on product innovation. The business has grown rapidly in the past number of years and now ranks as the second largest fund manager in Ireland as measured by funds under management.

ILIM generated new fund inflows of €1.9bln in 2006, an increase of 44% on 2005 (€1.3bln). This performance came on foot of continued excellent fund management performance. As a result of these strong inflows group funds under management increased 20% to €31.8bln at 31 December 2006 from €26.4bln at 31 December 2005.

Group Senior Management



David Went
Group Chief Executive



Denis Casey
*Chief Executive – **permanent tsb***



Peter Fitzpatrick
Group Finance Director



Kevin Murphy
Chief Executive – Irish Life Retail



Donal Casey
Chief Executive – Corporate Business



David Gantly
Group Treasurer



Gerry Keenan
Chief Executive - Irish Life Investment Managers



David McCarthy
Group Chief Financial Officer



Bruce Maxwell
Chief Actuary



Hilary Flood
Group Chief Risk Officer



Brendan Healy
Group Chief Information Officer

Directors' Report and Group Financial Statements 2006

The directors present their annual report and audited consolidated and company financial statements to the shareholders for the year ended 31 December 2006.

Results

The group profit after minority interests for the year was €358m (2005: €353m) after taxation and was arrived at as shown in the consolidated income statement on page 38. Dividends of €173m (2005: €152m) were paid during the year. €35m has been transferred from distributable to non-distributable reserves (2005: €12m transfer to distributable reserves) and €2m has been transferred from non-distributable to distributable reserves in respect of the purchase of own shares and shares for the long term incentive plan (2005: €12m transfer from distributable reserves).

Dividends

An interim dividend of 20.1 cent per share, which amounted to €56m, was paid on 15 November 2006. The directors have proposed a final dividend of 47.9 cent per share which amounts to €132m. This will, subject to the approval of the shareholders, be paid on 23 May 2007. The total dividend for the year is 68.0 cent per share (2005: 60.5 cent), which amounts to €188m (2005: €164m).

Review of the business and likely future developments

A detailed review of the group's performance during the year and an indication of likely future developments are set out in the Chairman's Statement on pages 6 to 7 and in the Group Chief Executive's Review and the Overview of Business Performance on pages 8 to 19. Information on the principal risks and uncertainties and key performance indicators in the business as required by European Accounts Modernisation Directive (2003/51/EEC) are included in the Overview of Business Performance and in note 53 in the financial statements.

Accounting policies

As required by European Union (EU) law from 1 January 2005, the consolidated financial statements have been prepared in accordance with International Financial Accounting Standards ("IFRSs") as adopted by the EU as set out in the group accounting policies on pages 48 to 56.

Corporate Governance

The Directors' Report on Corporate Governance is set out on pages 24 to 28.

Capital

During 2006, 3,514,503 shares for a total consideration of €43m were issued under the group's share option schemes. At 31 December 2006 Irish Life Assurance plc, a subsidiary of the group held 7.6m (2005: 8.0m) shares representing 2.8% (2005: 2.9%) of the issued share capital of the company. These shares are held on behalf of policyholders.

In addition, at 31 December 2006 Irish Life & Permanent plc held 207,914 shares through an employee benefit trust in anticipation of share awards that may vest under the long-term incentive plan for senior management.

Under the authority granted at the AGM held in 2000 and renewed at the AGM held in 2006 the company can make on-market purchases of its own shares.

Directors

The names of the directors, together with a short biographical note on each, appear on pages 4 and 5. Roy Keenan, who was co-opted onto the board since the last AGM, now retires in accordance with the Articles of Association and being eligible offers himself for re-appointment. Denis Casey, Peter Fitzpatrick and Finbar Sheehan retire by rotation in accordance with the Articles of Association and being eligible offer themselves for re-appointment. David Went, who retires by rotation in accordance with the Articles of Association, is retiring from the board following the AGM.

Details of the directors' and secretary's interest in the share capital of the company and of transactions involving directors are set out in note 52 to the financial statements.

None of the directors' service contracts have notice periods exceeding 12 months.

Interests in the ordinary shares of the company

The directors have been notified of the following substantial interests in the issued share capital of the company as at 21 March 2007:

Bank of Ireland Asset Management Limited	7.0%
Capital Group	4.6%

Accounting Records

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the company are maintained at principal offices and branches of the company as listed on pages 137 to 138.

Political Donations

The directors have satisfied themselves that there were no political contributions, which require disclosure under the Electoral Act 1997.

Subsidiaries, associated companies

The principal subsidiary, associated undertakings and joint venture and the group's interests therein are shown in note 51 of the group financial statements.

Branches outside the State

Irish Life & Permanent plc has established branches, within the meaning of Regulation 25 of the European Communities (Accounts) Regulations, 1993 (which gave effect to EU Council Directive 89/666/EEC), in the United Kingdom.

Independent Auditor

In accordance with Section 160(2) of the Companies Act, 1963 the Auditors, KPMG, Chartered Accountants and Registered Auditor, will continue in office.

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

27 March 2007

The directors endorse the Combined Code on Corporate Governance (the Code) which sets out Principles of Good Governance and a Code of Best Practice and which was appended to the Listing Rules of the Irish and London Stock Exchanges. The directors have reviewed the group's corporate governance arrangements in the light of the Code and believe that they are fully in compliance.

The directors have developed a code of practice, which deals with, among other matters, issues of corporate governance. This code of practice is designed to ensure that the main principles and the supporting principles of good governance set out in Section 1 of the Code are applied within the group.

Role of the Board

There is an effective board to lead and control the group. The board has reserved to itself for decision a formal schedule of matters pertaining to the group and its future direction such as the group's commercial strategy, major acquisitions and disposals, board membership, appointment and removal of the Company Secretary, executive remuneration, trading and capital budgets, and risk management policies. All strategic decisions are reserved to the board. Documented rules on management authority levels and on matters to be notified to the board are in place, supported by an organisational structure with clearly defined authority levels and reporting responsibilities.

The board currently comprises eight non-executive and four executive directors. Biographies of each of the directors are set out on pages 4 and 5. The roles of the Chairman and the Group Chief Executive are separated and are clearly defined, set out in writing and agreed by the board. The board considers all the non-executive directors to be independent of management and free of any business or other relationship which would interfere with the exercise of their independent judgement. The board has nominated Kieran McGowan as the senior independent non-executive director.

The board has seven scheduled meetings per year and also meets on other occasions as considered necessary. Full board papers are sent to each director in sufficient time before board meetings and any further papers or information are readily available to all directors on request. The board papers include the minutes of all committee meetings which have been held since the previous board meeting and the chairman of each committee is available to report on the committee's proceedings at board meetings if appropriate. Attendance at scheduled board and committee meetings is outlined on page 28. The board receives formal reports on group compliance matters at each of its meetings.

The board has a formal performance review process to assess how the board and its committees are performing. This process, facilitated in 2006 by the senior independent director, comprises a detailed and rigorous examination by directors of all aspects of board and committee performance. A report produced by the facilitator identifies any measures which can enhance this performance and these are considered by the full board. The performance of each individual non-executive director is assessed by the Chairman and is discussed with the director concerned. The non-executive directors, led by the senior independent director, evaluate the performance of the Chairman, taking into account the views of executive directors. All performance reviews take place on an annual basis.

The Chairman meets at least once a year with the non-executive directors without the executives present.

Procedures are in place for directors, in furtherance of their duties, to take independent professional advice and training, if necessary, at the group's expense. The group has arranged directors' and officers' liability insurance cover in respect of legal action against its directors. Appropriate training is arranged for directors on first appointment and the Chairman also ensures that the directors continually update their skills and knowledge through appropriate seminars and presentations. The Company Secretary is responsible for advising the board through the Chairman on all governance matters.

All directors have direct access to the Company Secretary.

Where directors have concerns which cannot be resolved about the running of the company or a proposed action, they will ensure that their concerns are recorded in the board minutes. On resignation, a non-executive director will provide a written statement to the Chairman, for circulation to the board, if they have such concerns.

Board Committees

The board has established a number of committees which operate within defined terms of reference. These committees are the Audit Committee, the Remuneration and Compensation Committee and the Nomination Committee, all of which are committees of the board. All of these committees are composed of non-executive directors all of whom are considered by the board to be independent. Membership and Chairmanship of each committee is reviewed at least every two years. Detailed terms of reference for each of the committees are available on request and on the group's website (www.irishlifepermanent.ie).

Audit Committee

The Audit Committee comprises Breffni Byrne (Chairman), Danuta Gray, Eamonn Heffernan, Roy Keenan, and Finbar Sheehan. The board ensures that at least one member of the committee has recent and relevant financial experience. The Audit Committee provides a link between the board and the external auditors, is independent of the group's management and is responsible for making recommendations in respect of the appointment of external auditors and for reviewing the scope of the external audit. It also has responsibility for reviewing the group's annual report and financial statements, the Appointed Actuary's Report and the effectiveness of the group's internal control systems and risk management process. The committee monitors the group's compliance and internal audit procedures and considers issues raised and recommendations made by the external auditors and by the internal audit and compliance functions of the group. The committee meets at least annually with the external auditors in confidential session without management being present. The committee also monitors and reviews the group's risk management process and receives regular reports from management on the findings of the process. The committee reviews the arrangements by which staff of the group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

The Audit Committee reviews the non-audit services provided by the external auditors based on the policy approved by the board in relation to the provision of such services. Fees paid in respect of audit, audit related and non-audit services are outlined in Note 12 to the Group Financial Statements. Audit related services are services carried out by the auditors by virtue of their role as auditors and include assurance related work, regulatory returns and accounting advice. The non-audit services provided principally relate to tax advice. In line with best practice the auditors do not provide services such as financial information system design and valuation work which could be considered to be inconsistent with the audit role.

Remuneration and Compensation Committee

The Remuneration and Compensation Committee comprises Eamonn Heffernan (Chairman), Gillian Bowler, David Byrne and Kieran McGowan. This committee considers all aspects of the performance and remuneration of executive directors and senior executives and, having consulted with the Chairman and Group Chief Executive, sets the remuneration of these executives, under advice to other non-executive directors. The committee also has responsibility for setting the remuneration of the Chairman (without the Chairman being present) and the Group Chief Executive. Senior management succession issues are also addressed by this committee.

During 2006 the committee used the Executive Compensation Practice of Watson Wyatt for advice on executive director and senior management remuneration. Services provided to the group by other Watson Wyatt practices include the provision of actuarial services by the Insurance and Financial Services practice relating to the review of embedded value results and the valuation of the Irish Progressive Staff Pension Scheme.

Nomination Committee

This committee comprises Gillian Bowler (Chairman), Kieran McGowan and Finbar Sheehan. The committee is charged with responsibility for bringing recommendations to the board regarding the appointment of new directors and of a new Chairman. The Chairman will not chair the committee when it is dealing with the appointment of a successor to the Chairman. Decisions on board appointments are taken by the full board. The committee uses external consultants to assist in identifying and considering candidates from a wide range of backgrounds in the context of a description of the role and capabilities required for a particular appointment. All directors are subject to re-appointment by the shareholders at the first opportunity after their appointment.

The committee keeps under review the leadership needs of the group, both executive and non-executive, with a view to ensuring the continued ability of the group to compete effectively in the marketplace. This committee is also responsible for reviewing the effectiveness of the board's operations, including the Chairmanship and composition of board committees.

A special committee of the board comprising the Chairman and non executive directors was established in 2006 for the purposes of recommending to the board the appointment of a new Group Chief Executive.

Subject to satisfactory performance, non-executive directors are typically expected to serve two three-year terms, although the board may extend an invitation to serve a further three-year term. The form of appointment letter for non-executive directors appointed after 1 January 2004 is available for inspection and is also included on the group's website. The remuneration of the non-executive directors is determined by the board within the parameters decided by the shareholders and on the advice of the Chairman and the Group Chief Executive. The term of office of the Chairman is six years regardless of any previous term as a director. Under the Articles of Association directors are required to submit themselves to shareholders for re-appointment to the board every three years.

Communication with Shareholders

The group has an ongoing programme of meetings between its senior executives, institutional shareholders, analysts and brokers. These meetings, which are governed by procedures designed to ensure that price sensitive information is not divulged, are wide ranging and are designed to facilitate a two way dialogue based upon the mutual understanding of objectives.

In addition the Chairman attends the announcement of both interim and preliminary final results, to which major shareholders are invited, and where they have the opportunity to question and discuss any issue pertaining to the business. Outside of these occasions major shareholders can meet with the Chairman or the senior independent director on request. In addition, major shareholders are invited to meet newly appointed non-executive directors.

The board is kept appraised of the views of shareholders and the market in general through the feedback from the meetings' programme and results presentations. Analysts' reports on the company are also circulated to the board members on a regular basis. Finally the group periodically commissions independent sample surveys of shareholders and stockbroker analysts to ascertain market perceptions of the group and any issues arising. The results of these surveys are provided to the board.

The annual report is designed, through the Chairman's Statement and the Group Chief Executive's Review and the Overview of Business Performance, in addition to the detailed financial information contained in the report, to present a balanced and understandable assessment of the group's position and prospects. The group uses its internet website (www.irishlifepermanent.ie) to provide information and access to investors. The investor relations section of the website is updated with the company's stock exchange releases and formal presentations to analysts and investors as they are made.

The directors comply with the Code as it relates to the disclosure of proxy votes, the separation of resolutions and the attendance of Committee Chairmen at the annual general meeting.

Internal Control

The board has overall responsibility for the group's system of internal controls and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material mis-statement or loss.

The Code on Corporate Governance has a requirement for the directors to review annually the effectiveness of the group's system of internal control. This requires a review of the system of internal controls to cover all controls including:

- Financial
- Operational
- Compliance and
- Risk Management

Formal guidance for Directors on the implementation of the requirements entitled "Internal Control: Guidance for Directors on the Combined Code", was published in September, 1999 ("the Turnbull guidance"). The board has established the procedures necessary to implement the Turnbull guidance and was fully compliant with it during 2006 and up to the date of approval of the financial statements.

The Audit Committee has reviewed the effectiveness of these systems of internal control and reported thereon to the board.

The board has delegated to executive management the planning and implementation of the systems of internal control within an established framework which applies throughout the group.

The directors have responsibility for maintaining a system of internal control which provides reasonable assurance of effective and efficient operations, internal financial control and compliance with laws and regulations. The board has established an ongoing process for identifying, evaluating and managing the significant risks faced by the group. This risk management process is regularly reviewed by the board in accordance with the guidance provided by Turnbull. The board confirms that no significant control weaknesses were identified in the review process.

The group's business involves the acceptance and management of a range of risks. The group's system of internal control is designed to provide reasonable, but not absolute, assurance against the risk of material errors, fraud or losses occurring. It is possible that internal controls can be circumvented or overridden. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

The group's key internal control procedures include the following:

- An organisational structure with formally defined lines of responsibility and delegation of authority.
- Established systems and procedures to identify, control and report on key risks. Exposure to these risks will be monitored mainly through the operations of the recently established Group Risk Committee. The Group Risk Committee, in turn, delegates responsibility for the monitoring and management of specific risks to committees accountable to it. These committees include the Group Assets and Liabilities Committee, the Group Credit Committee and the Group Operational Risk Committee. Their activities are described in the Overview of Business Performance on pages 11 to 14. The terms of reference of these committees, whose members include executive directors and senior management, are reviewed regularly by the board.
- Comprehensive budgeting systems are in place with annual financial budgets prepared and approved by the board. Actual results are monitored and there is regular consideration by the board of progress compared with budgets and forecasts.
- There are clearly defined capital investment control guidelines and procedures set by the board.
- Responsibilities for the management of credit, investment and treasury activities are delegated within limits to line management. In addition, management has been given responsibility to set operational procedures and standards in the areas of finance, legal and regulatory compliance, internal audit, human resources and information technology systems and operations.
- The internal audit function, which is centrally controlled, monitors compliance with the group's policies and standards and the effectiveness of internal control structures across the group. The work of internal audit follows a risk based approach. The Group Head of Internal Audit reports to the Group Chief Risk Officer and the Audit Committee and has direct access to the Audit Committee. The Audit Committee monitors and reviews the effectiveness of the internal audit activities on an ongoing basis.
- Compliance in the group is controlled centrally under the Group Head of Compliance. Divisional compliance officers are in place in all of the group's operating divisions.
- There is a risk management programme in place in each business throughout the group whereby executive management reviews and monitors, on an ongoing basis, the controls in place, both financial and non financial, to manage the risks facing that business.

The Audit Committee reviews the internal audit, compliance and risk management programmes. The Group Head of Internal Audit and the Group Head of Compliance report regularly to the Audit Committee. In addition the head of each operating division and each group function report to the Audit Committee yearly under the risk management programme.

The Audit Committee also reviews the half year and annual financial statements and the nature and extent of the external audit. There are formal procedures in place for the external auditors to report findings and recommendations to the audit committee. Any significant findings or identified risks are examined so that appropriate action can be taken.

Going Concern

After making appropriate enquiries, the directors consider that the group has adequate resources to continue in business for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Compliance with the Combined Code on Corporate Governance

The Irish Stock Exchange and the UK Listing Authority require listed companies to disclose, in relation to section 1 of the Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year.

The Company has complied fully throughout the most recent accounting period with the provisions set down in Section 1 of the Code including the application of its principles as set out in this report. The auditor's report within the Annual Report covers their review of the Company's compliance with the nine provisions of the Code specified for their review by the listing rules of the Irish Stock Exchange.

Attendance at Scheduled Board and Board Committee Meetings during the year ended 31 December 2006

	Board		Audit		Remuneration and Compensation		Nomination	
	A	B	A	B	A	B	A	B
Non-executive Directors								
Gillian Bowler	7	6	–	–	4	4	3	3
Breffni Byrne	7	7	6	6	–	–	–	–
David Byrne	7	7	–	–	4	3	–	–
Danuta Gray	7	6	6	3	–	–	–	–
Eamonn Heffernan	7	7	6	6	4	4	–	–
Roy Keenan*	2	2	–	–	–	–	–	–
Kieran McGowan	7	7	–	–	4	4	3	3
Finbar Sheehan	7	6	6	5	–	–	3	3
Executive Directors								
David Went	7	7	–	–	–	–	–	–
Denis Casey	7	7	–	–	–	–	–	–
Peter Fitzpatrick	7	7	–	–	–	–	–	–
Kevin Murphy	7	7	–	–	–	–	–	–

Column A indicates the number of scheduled meetings held during the period the director was a member of the Board and/or the Committee.

Column B indicates the number of scheduled meetings attended during the period the director was a member of the Board and/or Committee.

* Joined 1 October 2006

Directors' Report on Remuneration

This report sets out the remuneration policy for the group's senior executives, including executive directors.

Remuneration and Compensation Committee

The members and role of the Remuneration and Compensation Committee are outlined on page 25 of the report on Corporate Governance.

Remuneration policy

In framing the group's remuneration policy the board confirms that it has complied with the Combined Code on Corporate Governance. The group's policy on senior executive remuneration (including executive directors) is to reward executives competitively in order to ensure that the group continues to attract and retain high calibre executives and that they are properly motivated to perform in the best interests of the shareholders. The policy is also designed to ensure that there are adequate succession plans in place.

The Remuneration and Compensation Committee makes recommendations to the board on the group's executive remuneration policy taking into account a number of factors, including the comparative market places in which the group operates and performance relative to these market places. The need to ensure that there is a strong alignment of interest between executives and shareholders is addressed through a combination of rewards which includes annual bonus, share option and long-term incentive schemes. In all cases, rewards are subject to stringent performance criteria. The committee seeks external advice on these matters.

Following a recently completed comprehensive review of remuneration policy facilitated by external remuneration consultants, the board proposes, subject to shareholder approval, to introduce a change to the existing long-term incentive plan for senior management by adding a return on capital element to the performance criteria built in to the plan. Full details of the proposed changes to the plan are contained in the notice of the A.G.M. and the Chairman's letter.

Non-Executive Directors

Non-executive directors are remunerated solely by way of fees in respect of their board membership, full details of which are set out on page 34.

Executive Directors

The remuneration of the executive directors comprises a basic salary, certain benefits, short-term performance bonuses and pension entitlements. In addition executive directors participate in the group's employee profit sharing scheme, long-term share incentive awards and share option schemes. Each of these elements is discussed below and details of the total remuneration are set out on pages 32 and 34.

Basic salary

The basic salary is reviewed annually having regard to competitive market practice.

Benefits

Executive directors are entitled to a company car or a car allowance. The group also pays private health insurance on behalf of the directors and their families. In addition executive directors may avail of subsidised house purchase loans. Loans to executive directors are on the same terms and conditions as loans to other eligible Irish Life & Permanent management.

Annual bonus

Annual bonus awards in any year are determined by the Remuneration and Compensation Committee by reference to the overall profit performance of the group and to performance criteria which are set by the Committee. The award in 2006 extended up to 60% of basic salary. Following the review of remuneration policy the bonus range for 2007 has been extended up to a maximum of 100% of basic salary related to the achievement of additional stretching performance targets.

Long-term Incentive Plan

A long-term incentive plan for senior management was approved by shareholders in 2006. Executive Directors, in common with other senior executives selected by the Remuneration & Compensation Committee, may be granted awards of shares under the plan, which shares vest for participants on the attainment of the following performance criteria:

- Cumulative growth in earnings per share calculated on an embedded value basis (EPS) over the three years from grant must exceed the increase in the consumer price index (CPI) over the same period plus 5% p.a. before any shares can vest.

- 25% of the share awards vest if the total shareholder return (TSR) for the Group at least matches the weighted average TSR of the FTS Eurofirst 300 Banking and Insurance indices.

- 100% of the share awards will vest if the TSR for the Group exceeds the weighted average TSR of the FTS Eurofirst 300 Banking and Insurance indices plus 8% p.a. Awards will vest on a linear scale between 25% and 100% for TSR between the two levels specified.

In any financial year the value of an award (based on share price at the date the award is made multiplied by the number of shares allocated under the award) shall not exceed 100% of a participant's salary.

Pensions

There are two defined benefit pension arrangements in place for executive directors:

Irish Permanent Executive Pension Scheme - this is a defined benefit scheme of which Peter Fitzpatrick is a member.

Irish Life Assurance plc Pension Scheme – Denis Casey and Kevin Murphy are members of this defined benefit scheme.

The group contributes to these pension schemes. Pension benefits are now determined solely in relation to basic salary. Previously bonuses payable to Denis Casey and Kevin Murphy were pensionable but this benefit has been discontinued with effect from 1 January 2007.

David Went is not a member of any of the group's defined benefit pension schemes. Instead the group makes payments to a defined contribution scheme for his benefit. As this is a defined contribution arrangement with no capitalisation effect, the board agreed to relate these payments to both salary and annual bonus.

The Finance Act 2006 introduced a tax charge on pension assets in excess of the higher of €5million or the value of the individual accrued pension entitlements as at 7 December 2005. This is generally referred to as the pension cap. As a result of these legislative changes the board is currently considering the implications of whether it continues to be efficient for pension benefits to be accrued for executive directors and management in excess of the pension cap or whether alternative arrangements should be put in place.

Directors' Fees from another company

Where an executive director of the group is remunerated for service as a non-executive director of another company and retains such remuneration, the amount of this remuneration is disclosed.

Share option schemes

The group has four share option schemes in place which conform with the guidelines of the Irish Association of Investment Managers and were approved by the shareholders in 1994, 1999, 2000 and 2001. The option schemes are designed to encourage staff and in particular senior executives to identify with shareholder interests. It is current policy to phase the grant of options.

Executive directors, in common with other senior executives hold options under the 1994 and 1999 schemes. These schemes are now closed and no further options can be allocated under them.

Executive directors and other senior executives may participate in the allocation of options under the 2000 scheme. Executives are selected to participate in this scheme based on performance criteria set by the Remuneration and Compensation Committee.

The 2001 scheme is a Revenue approved share option scheme in which all employees including executive directors of the company and certain subsidiaries may participate. Under this scheme 30% of the options may be granted to key employees with the remaining 70% granted on similar terms to the remaining eligible staff. The Remuneration and Compensation Committee selects key employees which may include executive directors based on performance criteria. Key employees have specialist skills, qualifications and relevant experience which are considered vital to the future success of the group.

No options were awarded under any of these schemes in 2005 and 2006.

Options are exercisable under the following circumstances:

- 1994 scheme options are exercisable if the growth in the group's earnings per share ("EPS") exceeds the growth in the Irish Consumer Price Index ("CPI") over any three years following the grant of the options.

- The 1999 scheme was established to replace the unexercised share options which had been granted in Irish Life plc prior to the merger with Irish Permanent plc in 1999. As a result of the merger all of the options granted in Irish Life plc became exercisable and therefore there are no performance criteria applying to these options.

- Under the 2000 scheme, 50% of the options are exercisable only if growth in the group's EPS in the three year period after grant exceeds growth in CPI plus 5% p.a. compounded over the period. The balance of the options are exercisable in equal instalments after the fourth and fifth anniversary of the date of grant subject to growth in EPS in the three year period after grant exceeding growth in CPI plus 10% p.a. compounded and EPS growth being in the top 25% of a peer group of financial services companies. Following the introduction of IFRS and as permitted under the scheme the directors have amended the calculation basis for EPS to reflect the EV earnings basis which the directors believe is a more realistic measure of the performance of a life business and is the measure used by the investment community to assess the performance of life businesses. There is no change to the EPS growth criteria. The requirement that EPS growth be in the top 25% of a peer group of financial services companies has, as permitted under the scheme, been deleted since it is not possible to obtain comparable EPS growth information, following the introduction of IFRS for all quoted companies in Europe in 2005.

- Options under the 2001 scheme are exercisable where EPS growth in any three year period after the granting of the options exceeds the increase in CPI plus 5% p.a. compounded.

Options under all of the above schemes are issued at the market price on the day preceding the date of the grant. Options are granted at no consideration. The aggregate exercise price of options granted under the share option schemes may not exceed eight times an executive's emoluments. In total not more than 15% of the issued share capital of the group can be put under option in any ten year period. In addition over any 3 year period the number of shares which may be placed under option may not exceed 4.5% of the group's issued share capital. Options lapse if not exercised within ten years of grant.

The group also operated a savings related option scheme in which executive directors participated on the same terms and conditions as all other eligible members of staff. Under the savings related option scheme employees granted an option were required to enter into a savings contract under which they made a monthly savings contribution for five years. Options were granted at the market price prevailing at the date of grant. Options granted to date were exercisable out of the proceeds of the relevant savings scheme, between the fifth anniversary of the grant and May 2006.

Profit-sharing schemes

The group operates Revenue approved employee profit sharing schemes on terms approved by the shareholders. All employees, including executive directors of the company, and certain subsidiaries who meet the criteria laid down in the schemes may participate in these schemes.

Directors' Service Contracts

In accordance with the recommendation of the Combined Code on Corporate Governance there are no directors' service contracts with notice periods exceeding 12 months or with provisions for pre-determined compensation on termination which exceeds one year's salary and benefits.

Executive Directors' remuneration and pension benefits

The remuneration payable (excluding termination payments and pension contributions by the group) to executive directors who held office for any part of the financial year is as follows:

	Salary		Annual Bonus		Benefit in kind		Other remuneration*		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	€000	€000	**€000**	€000	**€000**	€000	**€000**	€000	**€000**	€000
David Went	**800**	725	**480**	360	**32**	31	**23**	22	**1,335**	1,138
Denis Casey	**348**	322	**209**	240	**28**	28	**17**	17	**602**	607
Peter Fitzpatrick	**468**	434	**280**	316	**36**	38	**4**	1	**788**	789
Kevin Murphy	**335**	310	**201**	200	**29**	26	**17**	17	**582**	553
Brian McConnell **	–	156	–	–	–	12		1	-	169
	1,951	1,947	**1,170**	1,116	**125**	135	**61**	58	**3,307**	3,256

* Other remuneration includes amounts payable under the group profit share schemes.

**Brian McConnell retired from the board on 30 June 2005 and in addition to the above received a termination payment in 2005 of €464,000.

The cost of executive directors remuneration is allocated between the company and its principal subsidiaries based on duties carried out for those companies.

Aggregate remuneration for executive directors amounted to €4.1m (2005: €4.8m) including pension contributions of €0.6m (2005: €0.7m), share option grant expense €0.1m (2005: €0.3m), long-term incentive plan expense €0.1m (2005: nil) and termination payments of nil (2005: €0.5m).

In addition to the above, Peter Fitzpatrick earned €72,825 in 2005 in respect of his non-executive directorship of JurysDoyle Hotel Group plc.

Normal pension contributions of €0.4m (2005: €0.5m) were paid to the defined benefit schemes. €0.2m (2005: €0.2m) was paid to a defined contribution scheme on behalf of David Went.

The directors' pension benefits under the various defined benefit pension schemes in which they are members are as follows:

	Increase in accrued pension during the year [1]		Transfer value of the increase in accrued pension [2]		Total accrued pension [3]	
	2006	2005	**2006**	2005	**2006**	2005
	€000	€000	**€000**	€000	**€000**	€000
Denis Casey	**20**	17	**260**	186	**228**	199
Peter Fitzpatrick	**29**	25	**511**	400	**247**	209
Kevin Murphy	**22**	17	**409**	312	**274**	243
Brian McConnell	-	16	-	341	-	200
	71	75	**1,180**	1,239	**749**	851

1. Increases are after adjustment for inflation and reflect additional pensionable service and earnings.
2. The transfer value of the increase in accrued benefits represents the amounts that the pension scheme would transfer to another pension scheme, in relation to the benefits accrued during the year in the event of the member leaving service.
3. Total accumulated amounts of accrued benefits payable at normal retirement ages.
4. In light of the cap placed on pension benefits by the Finance Act 2006, the board are currently reviewing the pension benefits for the executive directors.

Executive Directors' share options

	Scheme	**As at 1 January 2006**	Exercised during the year	Exercise Price	Market Price at exercise date	**As at 31 December 2006**	Earliest exercise date	Latest exercise date
David Went								
	1994	**34,965**	34,965	10.90	19.90	-	21/06/2002	20/06/2009
	1994	**20,549**	20,549	9.20	19.80	-	28/03/2003	27/03/2010
	2001	**35,295**	35,295	13.85	19.68	-	27/06/2004	26/06/2011
	2000	**37,912**		14.85		**37,912**	18/04/2005	17/04/2012
	2000	**65,116**	10,000	9.68	18.77	**55,116**	08/04/2006	07/04/2013
	2000	**51,476**		13.21		**51,476**	08/10/2007	07/10/2014
		245,313	100,809			**144,504**		
Denis Casey								
	1994	**16,317**		10.90		**16,317**	21/06/2002	20/06/2009
	1994	**21,256**		9.20		**21,256**	28/03/2003	27/03/2010
	2001	**17,418**		13.85		**17,418**	27/06/2004	26/06/2011
	2000	**37,206**		14.85		**37,206**	18/04/2005	17/04/2012
	2000	**30,104**		9.68		**30,104**	08/04/2006	07/04/2013
	2000	**23,370**		13.21		**23,370**	08/10/2007	07/10/2014
	SAYE	**1,672**	1,672	12.77	19.87	-	17/06/2003	27/05/2006
		147,343				**145,671**		
Peter Fitzpatrick								
	1994	**23,310**		10.90		**23,310**	21/06/2002	20/06/2009
	1994	**28,571**		9.20		**28,571**	28/03/2003	27/03/2010
	2001	**21,544**		13.85		**21,544**	27/06/2004	26/06/2011
	2000	**22,114**		14.85		**22,114**	18/04/2005	17/04/2012
	2000	**40,310**		9.68		**40,310**	08/04/2006	07/04/2013
	2000	**31,590**		13.21		**31,590**	08/10/2007	07/10/2014
		167,439				**167,439**		
Kevin Murphy								
	1994	**18,648**		10.90		**18,648**	21/06/2002	20/06/2009
	1994	**22,912**		9.20		**22,912**	28/03/2003	27/03/2010
	2001	**17,418**		13.85		**17,418**	27/06/2004	26/06/2011
	2000	**17,930**		14.85		**17,930**	18/04/2005	17/04/2012
	2000	**28,864**		9.68		**28,864**	08/04/2006	07/04/2013
	2000	**22,620**		13.21		**22,620**	08/10/2007	07/10/2014
		128,392				**128,392**		

There were no options granted in 2006 & 2005. The market price of the shares at 31 December 2006 was €20.90 (31 December 2005: €17.25) and the price range during 2006 was €16.77 to €21.10 (2005: €12.95 to €17.25).

Long Term Incentive Plan

Conditional shares awarded under the long-term incentive plan are as follows:

	As at 1 January 2006	Granted during the year	**As at 31 December 2006**
Denis Casey	–	19,359	**19,359**
Peter Fitzpatrick	–	26,066	**26,066**
Kevin Murphy	–	18,662	**18,662**

The fair value of conditional shares granted in 2006 was €7.18.

Non-Executive Directors' Remuneration

Fees paid to non-executive directors are reviewed annually. Non-executive directors who perform additional services outside the normal duties of a director may receive additional fees. In particular, Breffni Byrne received additional fees as chairman of the audit committee and in respect of his role as chairman of Irish Life International.

The remuneration payable in respect of each non-executive director is as follows:

	Notes	**2006 €000**	2005 €000
Gillian Bowler		**300**	240
Breffni Byrne		**129**	84
David Byrne		**65**	63
Danuta Gray		**75**	63
Eamonn Heffernan		**75**	63
Kieran McGowan		**80**	63
Finbar Sheehan		**83**	94
Roy Keenan	1	**16**	-
Philip Lynch	2		24
		823	694

Notes

1. Roy Keenan was appointed to the board on 1 October 2006.

2. Philip Lynch retired from the board on 20 May 2005.

Statement of Directors' Responsibilities in respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the consolidated and company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare consolidated and company financial statements for each financial year. Under company law the directors are required to prepare the consolidated financial statements in accordance with IFRSs, as adopted by the EU, and have elected to prepare the company financial statements in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Acts, 1963 to 2006.

The financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the group and company. The Companies Acts 1963 to 2006 provide in relation to such financial statements that references in the relevant part of these Acts to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the consolidated and company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that its financial statements comply with the Companies Acts 1963 to 2006.

The directors are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange regulations, the directors are also responsible for preparing a Directors' Report and reports relating to directors' remuneration and corporate governance which comply with that law and those Rules.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

27 March 2007

Independent Auditor's Report to the Members of Irish Life & Permanent plc

We have audited the consolidated and parent company financial statements (the "financial statements") of Irish Life & Permanent Plc for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Consolidated and Company Balance Sheets, the Consolidated and Company Cash Flow Statements, the Consolidated and Company Statements of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and independent auditor

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRSs as adopted by the EU and, in the case of the company applied in accordance with the provisions of the Companies Acts 1963 to 2006, and have been properly prepared in accordance with the Companies Acts 1963 to 2006 and Article 4 of the IAS Regulation. We also report to you whether, in our opinion: proper books of account have been kept by the company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company under Section 40(1) of the Companies (Amendment) Act, 1983; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the parent company financial statements are in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the group's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Group Chief Executive's Review and the Overview of Business Performance. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent Auditor's Report to the Members of Irish Life & Permanent plc

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group's affairs as at 31 December 2006 and of its profit for the year then ended;

- the company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Acts 1963 to 2006, of the state of the company's affairs as at 31 December 2006; and

- the financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2006 and Article 4 of the IAS Regulation.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report is consistent with the financial statements.
The net assets of the company, as stated in the company balance sheet are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2006 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

KPMG

Chartered Accountants
Registered Auditor
1 Harbourmaster Place
IFSC
Dublin 1
27 March 2007

Consolidated Income Statement

year ended 31 December 2006

	Notes	2006 €m	2005 €m
Interest receivable	4	**1,602**	1,032
Interest payable	5	**(1,193)**	(666)
		409	366
Fees and commission income	6	**78**	63
Fees and commission expenses	7	**(97)**	(73)
Trading income / (expense)	8	**12**	(4)
Premiums on insurance contracts	9	**584**	484
Reinsurers' share of premiums on insurance contracts		**(204)**	(159)
Investment return	10	**2,813**	3,527
Fee's from investment contracts and fund management		**247**	218
Change in shareholders' value of in-force business	33	**117**	76
Profit on the sale of property and equipment	18	**–**	4
Operating income		**3,959**	4,502
Claims on insurance contracts	11	**(410)**	(383)
Reinsurers' share of claims on insurance contracts	–	**117**	108
Change in insurance contract liabilities	39	**9**	(419)
Change in reinsurers' share of insurance contracts liabilities	39	**(35)**	231
Change in investment contract liabilities	40	**(2,672)**	(3,134)
Administrative expenses	12	**(497)**	(470)
Depreciation and amortisation			
Property and equipment	12	**(28)**	(25)
Intangible assets – software	12	**(15)**	(15)
Investment expenses	16	**(28)**	(16)
Impairment losses on loans and receivables	17	**(14)**	(12)
Operating expenses		**(3,573)**	(4,135)
Operating profit		**386**	367
Share of profits of associated undertaking / joint venture	31	**55**	54
Profit before taxation on continuing activities		**441**	421
Taxation	19	**(80)**	(69)
Profit for the year on continuing activities		**361**	352
Profit from discontinued activities	20	**–**	1
Profit for the year		**361**	353

Consolidated Income Statement

year ended 31 December 2006

	Notes	2006 €m	2005 €m
Attributable to			
Equityholders		**358**	353
Minority interest		**3**	–
		361	353
Earnings per share (basic)		**Cent**	Cent
Continuing activities		**134.5**	133.9
Discontinued activities		**–**	0.4
	21	**134.5**	134.3
Earnings per share (diluted)			
Continuing activities		**132.9**	132.9
Discontinued activities		**–**	0.4
	21	**132.9**	133.3

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

Consolidated Balance Sheet

as at 31 December 2006

	Notes	2006 €m	2005 €m
Assets			
Cash and balances with central banks		**228**	162
Items in course of collection		**152**	137
Financial assets			
– Debt securities	23	**9,051**	8,530
– Equity shares and units in unit trusts	24	**15,985**	12,782
– Derivative assets	26	**816**	493
– Loans and receivables to customers	27	**33,732**	26,340
Loans and receivables to banks	28	**8,429**	6,421
Investment properties	30	**3,340**	2,300
Reinsurance assets		**1,991**	2,023
Prepayments and accrued income		**358**	341
Interest in associated undertaking / joint venture	31	**174**	167
Property and equipment	32	**486**	404
Shareholder value of in-force business	33	**663**	546
Goodwill and intangible assets	34	**261**	258
Deferred acquisition costs	35	**212**	182
Net post retirement benefit asset	14	**73**	71
Other assets	36	**185**	85
Total assets		**76,136**	61,242
Liabilities			
Financial liabilities			
– Deposits by banks	37	**5,526**	2,281
– Customer accounts	38	**13,643**	12,808
– Debt securities in issue		**18,432**	15,226
– Non-recourse funding – securitised assets	29	**3,813**	2,232
– Derivative liabilities	26	**610**	359
– Investment contract liabilities	40	**24,797**	19,798
Insurance contract liabilities	39	**4,073**	4,082
Outstanding insurance and investment claims		**124**	110
Accruals and deferred income		**379**	167
Other liabilities	42	**435**	203
Current tax liabilities		**10**	34
Deferred tax liabilities	43	**199**	157
Net post retirement benefit liability	14	**159**	158
Deferred front end fees	44	**148**	159
Subordinated liabilities	45	**1,391**	1,385
Total liabilities		**73,739**	59,159
Equity			
Share capital	46	**38**	87
Share premium	46	**116**	74
Retained earnings	46	**1,904**	1,711
Other reserves	46	**277**	203
Equity excluding minority interest		**2,335**	2,075
Minority interest	46	**12**	8
Equity including minority interest		**2,397**	2,083
Total liabilities and equity		**76,136**	61,242

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

Consolidated Statement of Recognised Income and Expense

year ended 31 December 2006

	Notes	**2006 €m**	2005 €m
Revaluation of property and equipment		**82**	86
Share of associate revaluation reserve		**7**	
Change in value of available for sale financial assets		**2**	–
Deferred tax		**(12)**	(12)
Net amount recognised directly in equity	46	**79**	74
Profit for the year		**361**	353
Total recognised income and expense for the year		**440**	427
		Cent	Cent
Attributable to :			
Equityholders		**436**	427
Minority interest		**4**	–
Total recognised income and expense for the year		**440**	427

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

Consolidated Cashflow Statement

year ended 31 December 2006

	2006 €m	2005 €m
Cash flows from operating activities		
Profit before taxation for the year	**441**	421
Adjusted for:		
Depreciation and amortisation	**43**	40
Impairment losses on loans and advances	**14**	12
Profits on disposal of property and equipment	**-**	(4)
Realised & unrealised gains on investment properties	**(499)**	(314)
Realised & unrealised gains on financial assets excluding trading assets	**(1,608)**	(2,639)
Interest on subordinated loans	**70**	52
Equity settled share-based payment expenses	**2**	6
Share of results of associated undertaking	**(55)**	(54)
(Increase)/decrease in assets:		
Loans and receivables to banks	**(1,621)**	(1,756)
Loans and receivables to customers	**(6,021)**	(5,233)
Other financial assets	**(2,462)**	(891)
Investment properties	**(541)**	(279)
Reinsurance assets	**32**	(579)
Shareholder value of in-force business	**(117)**	598
Other assets	**(72)**	39
Prepayments & accrued income	**(170)**	(53)
Deferred acquisition costs	**(115)**	(21)
Change in post retirement benefit assets	**(2)**	(5)
Increase/(decrease) in liabilities:		
Deposits by banks	**3,411**	1,078
Customer accounts	**816**	1,091
Debt securities in issue	**3,837**	3,795
Insurance contract liabilities	**(9)**	(15,721)
Investment contract liabilities	**4,999**	19,798
Payables related to direct insurance contracts	**14**	10
Deferred front end fees	**(11)**	(16)
Derivative liabilities	**251**	336
Deferred taxation	**(4)**	(55)
Other liabilities	**389**	35
Change in post retirement benefit liabilities	**1**	(14)
Tax paid	**(75)**	(74)
Net cashflows from operating activities	**938**	(397)

Consolidated Cashflow Statement

year ended 31 December 2006

	Notes	**2006** **€m**	2005 €m
Cashflows from investing activities			
Purchase of property and equipment		**(34)**	(35)
Sale of property and equipment		**6**	15
Purchase of intangible assets		**(9)**	(23)
Purchase of subsidiary undertaking		**(3)**	-
Sale of City of Westminster Assurance Company Limited		**-**	63
Investment in joint venture		**(1)**	-
Dividends received from associated undertaking		**56**	23
Net cashflows from investing activities		**15**	43
Cashflows from financing activities			
Issue of ordinary share capital		**43**	23
Purchase of treasury shares for long term incentive plan		**(4)**	-
Issue of new subordinated liabilities		**51**	392
Interest paid on subordinated liabilities		**(70)**	(48)
Equity dividends paid		**(173)**	(152)
Net cashflows from financing activities		**(153)**	215
Increase / (decrease) in cash and cash equivalents		**800**	(139)
Analysis of changes in cash and cash equivalents			
Cash and cash equivalents at 1 January		**556**	694
Net cashflow before the effect of exchange translation adjustments		**800**	(139)
Effect of exchange translation adjustments		**-**	1
Cash and cash equivalents at 31 December	49	**1,356**	556

Company Balance Sheet

as at 31 December 2006

	Notes	2006 €m	2005 €m
Assets			
Cash and balances with central banks		**109**	97
Items in course of collection		**152**	137
Financial assets			
– Debt securities	23	**3,095**	3,048
– Derivative assets	26	**404**	339
– Loans and receivables to customers	27	**32,157**	24,095
Loans and receivables to banks	28	**6,258**	4,684
Investment in subsidiary undertakings	31	**2,854**	2,852
Investment properties	30	**1**	32
Prepayments and accrued income		**127**	120
Property and equipment	32	**299**	258
Goodwill and intangible assets	34	**191**	191
Net post retirement benefit asset	14	**5**	3
Other assets	36	**28**	17
Total assets		**45,680**	35,873
Liabilities			
Financial liabilities			
– Deposits by banks	37	**5,305**	2,084
– Customer accounts	38	**13,963**	13,104
– Debt securities in issue		**18,445**	15,238
– Non-recourse funding – securitised assets		**2,059**	–
– Derivative liabilities	26	**391**	348
Accruals and deferred income		**276**	81
Other liabilities	42	**55**	46
Current tax liabilities		**–**	7
Deferred tax liabilities	43	**24**	22
Net post retirement benefit liability	14	**145**	144
Subordinated liabilities	45	**1,391**	1,385
Total liabilities		**42,054**	32,459
Equity			
Share capital	46	**88**	87
Share premium	46	**2,814**	2,772
Retained earnings	46	**547**	414
Other reserves	46	**177**	141
Total equity		**3,626**	3,414
Total liabilities and equity		**45,680**	35,873

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

Company Statement of Recognised Income and Expense

year ended 31 December 2006

	Notes	2006 €m	2005 €m
Revaluation of property and equipment		**39**	68
Change in value of available for sale financial assets		**2**	–
Deferred tax		**(7)**	(11)
Net amount recognised directly in equity	46	**34**	57
Profit for the year		**310**	312
Total recognised income and expense for the year attributable to equityholders		**344**	369

On behalf of the Board

Gillian Bowler
Chairman

David Went
Group Chief Executive

Peter Fitzpatrick
Group Finance Director

Ciarán Long
Company Secretary

Company Cashflow Statement

year ended 31 December 2006

	2006 €m	2005 €m
Cash flows from operating activities		
Profit before taxation for the year	**321**	312
Adjusted for:		
Depreciation and amortisation	**18**	16
Impairment losses on loans and advances	**8**	5
Share of joint venture losses	**1**	–
Profits on disposal of property and equipment	**–**	(2)
Realised & unrealised gains on investment properties	**(3)**	(11)
Dealing profits/(losses)	**(12)**	3
Interest on subordinated loans	**70**	52
Dividends from subsidiaries	**(192)**	(148)
Equity settled share-based payment expenses	**1**	3
(Increase)/decrease in assets:		
Loans and receivables to banks	**(1,206)**	(1,422)
Loans and receivables to customers	**(6,016)**	(5,260)
Other financial assets	**(114)**	(94)
Investment in subsidiaries	**(5)**	–
Prepayments and accrued income	**(265)**	(13)
Change in post retirement benefit assets	**(2)**	(3)
Increase/(decrease) in liabilities:		
Deposits by banks	**3,218**	990
Customer accounts	**831**	1,120
Debt securities in issue	**3,851**	3,795
Derivative liabilities	**43**	327
Deferred taxation	**7**	27
Other liabilities	**163**	(121)
Change in post retirement benefit liabilities	**1**	(12)
Tax paid	**(25)**	(35)
Net cashflows from operating activities	**693**	(471)
Cashflows from investing activities		
Dividends received from subsidiaries	**192**	148
Purchase of property and equipment	**(16)**	(16)
Sale of property and equipment	**2**	10
Purchase of intangible assets	**(6)**	(11)
Sale of investment properties	**34**	–
Investment in joint venture	**(1)**	–
Net cashflows from investing activities	**205**	131

Company Cashflow Statement

year ended 31 December 2006

	Notes	2006 €m	2005 €m
Cashflows from financing activities			
Issue of ordinary share capital		**43**	23
Purchase of treasury shares for long term incentive plan		**(4)**	–
Issue of new subordinated liabilities		**51**	392
Interest paid on subordinated liabilities		**(70)**	(48)
Equity dividends paid		**(173)**	(152)
Net cashflows from financing activities		**(153)**	215
Increase/(decrease) in cash and cash equivalents		**745**	(125)
Analysis of changes in cash and cash equivalents			
Cash and cash equivalents at 1 January		**491**	616
Net cashflow before the effect of exchange translation adjustments		**745**	(125)
Cash and cash equivalents at 31 December	49	**1,236**	491

1. Accounting policies

Irish Life & Permanent plc is a parent company domiciled in Ireland. The consolidated financial statements for the year ended 31 December 2006 consolidate the individual financial statements of the company and its subsidiaries (together referred to as "the group") and show the group's interest in associates and joint ventures using the equity method of accounting.

The individual and consolidated financial statements of the company were authorised for issue by the directors on 27 March 2007.

The accounting policies applied in the preparation of the financial statements for the year ended 31 December 2006 are set out below.

(i) Statement of compliance

As required by European Union (EU) law from 1 January 2005, the consolidated financial statements have been prepared in accordance with International Financial Accounting Standards ("IFRSs") as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2006. The individual financial statements of the company ('company financial statements') have been prepared in accordance with IFRSs as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2006 which permits a company, that publishes its company and consolidated financial statements together, to take advantage of the exemption in Section 148(8) of the Companies Act 1963 from presenting to its members its company income statement and related notes that form part of the approved company financial statements.

The IFRSs adopted by the EU applied by the company and group in the preparation of these financial statements are those that were effective at 31 December 2006. The following table provides a brief outline of the likely impact on future financial statements of relevant IFRSs adopted by the EU which are not yet effective and have not been early adopted in these financial statements:

Title	Impact on company and consolidated financial statements
Amendment to IAS 1 – *Capital disclosures (effective 1/1/2007)*	This amendment will require more disclosures regarding the capital structure of the company and group.
IFRS 7 – *Financial Instruments Disclosures (effective 1/1/2007)*	This standard updates and extends the existing disclosure requirements of IAS 30 and IAS 32.
IFRIC 7 – *Financial Reporting in Hyperinflationary Economies (effective 1/3/2006)*	This interpretation will not impact on the group or on the company.
IFRIC 9 – relates to IAS 39 on the treatment of embedded derivatives *(effective period beginning after 1/6/2006)*	This amendment is not expected to significantly impact either the group or the company.
IFRIC 10 – *Interim Financial Reporting and Impairment (1/11/2006)*	This interpretation will require the group and the company to assess goodwill for impairment at every reporting date.

(ii) Comparative amounts

The comparative IFRS financial information for 2005 has been prepared on a consistent basis.

(iii) Basis of preparation

The consolidated and company financial statements are presented in millions of euro. They have been prepared on the historical cost basis except that the following assets and liabilities are stated at their fair values: derivative financial instruments, trading financial instruments and other financial instruments at fair value through profit or loss, certain risks in hedged financial instruments, financial assets classified as available for sale, investment properties and share based payments. In addition, earnings of the life assurance in-force business are included on an embedded value ('EV') basis.

The accounting policies have been applied consistently to all periods presented and have been applied consistently by all group entities.

(iv) Estimates and assumptions
The preparation of financial statements in conformity with IFRSs as adopted by the EU requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances and are reflected in the judgements made about the carrying amounts of assets and liabilities that are not objectively verifiable. Actual results may differ from the estimates made. The estimates and assumptions are reviewed on an ongoing basis and where necessary are revised to reflect current conditions. The principal estimates and assumptions made by management relate to insurance liability reserves, investment valuations, interest rates, demographic and other factors. Judgements made by management that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 2.

(v) Accounting for subsidiaries
Consolidated financial statements
Subsidiaries are those entities (including special purpose entities and unit trusts) controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the operating and financial policies of an entity in order to gain economic benefits. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Financial statements of subsidiaries are made up to the balance sheet date.

The result of subsidiaries acquired, other than the combination of Irish Permanent plc and Irish Life plc, are included in the consolidated income statement from the date of acquisition. Profits or losses on subsidiary undertakings sold or acquired during the period are included in the consolidated results up to the date of disposal or from the date of gaining control.

The combination of the businesses of Irish Life plc and Irish Permanent plc, which occurred in 1999, has been included in the consolidated financial statements using merger accounting rules whereby the assets and liabilities of the acquired entity were included at their previous carrying amounts as if the businesses had always been combined. The merger adjustment, which is the difference between the fair value of the shares issued to effect the merger and the nominal value of the shares acquired, is dealt with on consolidation through reserves.

All significant inter-company transactions and balances are eliminated on consolidation.

Company financial statements
Investments in subsidiaries are shown at cost less preacquisition dividends received in the company financial statements unless they are impaired in which case they are recorded at their recoverable amount.

(vi) Interest in associates
Associates are entities over which the group has significant influence but which it does not control. Consistent with IAS 28 "Investment in Associates", it is presumed that the group has significant influence where it has between 20% and 50% of the voting rights in the entity.

Interests in associates are accounted for on consolidation under the equity method. The investment in the associate is initially recorded at cost and increased or decreased each year by the group's share of the post acquisition profit or loss of the associate and other movements recognised directly in the equity of the associated undertaking. Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairments).

(vii) Interest in joint ventures
A joint venture is an entity in which the group has joint control.

Interests in joint ventures are accounted for on consolidation under the equity method. The investment in the joint venture is initially recorded at cost and increased or decreased each year by the group's share of the post acquisition profit or loss of the joint venture and other movements recognised directly in the equity of the joint venture. Goodwill arising on the acquisition of a joint venture is included in the carrying amount of the investment (net of any accumulated impairments).

(viii) Foreign currencies
Foreign currency transactions are translated into the functional currency of the entity at the exchange rate prevailing at the date of the transaction. Monetary and non-monetary assets and liabilities denominated in foreign currency are translated at the exchange rates prevailing at the balance sheet date. Exchange movements on these are recognised in the income statement.

The results and financial position of group entities which have a functional currency different from euro are translated into euro as follows:

- Assets and liabilities, including goodwill and fair value adjustments, are translated at the rates of exchange ruling at the balance sheet date.
- Income and expenses are translated at the average exchange rates for the period.
- All resulting exchange differences are recognised as a separate component of reserves.

On consolidation exchange differences arising from the translation of borrowings and currency instruments designated as hedges of the net investment in overseas subsidiaries are taken to the separate component of reserves where the hedge is deemed to be effective. The ineffective portion of any net investment hedge is recognised in the income statement immediately. On disposal of an overseas subsidiary, the appropriate portion of the separate component of reserves is included in the profit or loss on disposal.

(ix) Investment properties
Investment properties consist of land and buildings which are held for long-term rental yields and capital growth. Investment properties are carried at fair value with changes in fair value included in the income statement within the net investment return. Valuations are undertaken at least annually by external chartered surveyors at open market value in accordance with guidance set down by their relevant professional bodies.

(x) Financial assets
The group classifies its financial assets on initial recognition as held for trading ("HFT"), designated at fair value through profit and loss ("FVTPL"), available for sale ("AFS"), held to maturity ("HTM") or loans and receivables. All derivatives are classified as HFT unless they have been designated as hedges.

Purchases and sales of financial assets are recognised on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are initially recorded at fair value. However, with the exception of assets classified as HFT or FVTPL, the initial fair value includes direct and incremental transaction costs. The fair value of assets traded on an active market is based on current bid prices. In the absence of current bid prices, the group establishes a fair value using valuation techniques. These include recent transactions in similar items, discounted cash flow projections, option pricing models and other valuation techniques used by market participants.

Financial assets are derecognised when the right to receive cash flows from the financial assets has expired or the group has transferred substantially all the risks and rewards of ownership.

All assets attributable to life operations are carried at FVTPL to eliminate an inconsistency that would otherwise arise between the valuation of assets and liabilities.

Debt Securities
Debt securities may be classified as HFT, FVTPL, AFS or HTM.

Debt securities classified as HFT or FVTPL are measured at fair value and transaction costs are taken directly to the income statement.

All debt securities held as part of the group's life assurance operations are classified as FVTPL. Realised and unrealised gains together with income earned on these assets are shown as investment return in the income statement.

Where the group's banking operations holds debt securities as HFT realised and unrealised gains together with interest are shown as trading income in the income statement.

Debt securities classified as HTM, subsequent to initial recognition, are measured at amortised cost less any allowance for impairment. Income on these investments is recorded on an effective interest basis as interest receivable in the income statement. Impairment losses, where they arise, and foreign exchange movements are reflected in the income statement as net investment return.

Debt securities classified as AFS, subsequent to initial recognition, are measured at fair value with unrealised gains and losses, other than currency translation differences, recognised in a separate reserve within equity. Realised gains and losses, impairment losses and foreign exchange movements are reflected in the income statement. Income on debt securities classified as AFS is recognised on an effective interest basis and included as interest receivable in the income statement.

Equities
Equities are classified as HFT or FVTPL. Realised and unrealised gains together with dividend income on equities are reported as net investment return in the income statement. Dividends are recognised in the income statement when the group's right to receive payment is established.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and that the group has no intention of trading. Loans and receivables, subsequent to initial recognition, are held at amortised cost less allowance for incurred impairment losses. Income is recognised on an effective interest basis as interest receivable in the income statement.

Where loans and receivables are part of a fair value hedging relationship the accumulated change in the fair value resulting from the hedged risk is recognised together with the movements in the fair value of the related hedging instrument in the income statement.

Cash and cash equivalents
Cash and cash equivalents include liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

(xi) Impairment provisions
The group assesses impairment of financial assets at each balance sheet date on a case by case basis for assets that are individually significant and collectively for assets that are not individually significant.

Assets are impaired only if there is objective evidence that the result of one of more events that have occurred after the initial recognition of the asset have had an impact on the estimated future cash flows of the assets. For individual assets this includes changes in the payment status of the counterparty. Collective assessment groups together assets that share similar risk characteristics and, applies a collective methodology based on existing risk conditions or events which have a strong correlation with a tendency to default.

Potential impairment is calculated by comparing the present value of the estimated future cash flows discounted at the effective interest rate applicable to the asset (after taking account of the security held) with the carrying value in the balance sheet.

Where loans are impaired the written down value of the impaired loan is compounded back to the net realisable balance over time using the original effective interest rate. This is reported through interest receivable within the income statement and represents the unwinding of the discount.

A write-off is made when all or part of a loan is deemed uncollectible or forgiven. Write-offs are charged against previously established provisions for impairment or directly to the income statement.

(xii) Derivative instruments

Derivative instruments are used in both the group's banking and life assurance operations and primarily comprise interest rate swaps, cross currency swaps, future rate agreements, futures and options. All derivatives are classified as HFT unless they have been designated as hedges.

All derivatives are held on the balance sheet at fair value. Fair values are obtained from quoted prices prevailing in active markets, where available. Otherwise valuation techniques including, discounted cash flow analysis and option pricing models are used to value the instruments.

Derivatives held by life operations are designated as FVTPL and recognised as investment return.

Gains and losses arising from derivatives held for trading are recognised in trading income.

Derivatives are used to hedge the group's banking operations. Where derivatives are used as hedges, formal documentation is drawn up at inception of the hedge specifying the hedging strategy, the component transactions and the methodology that will be used to measure effectiveness. Monitoring of hedge effectiveness is carried out on an on-going basis.

All existing hedge relationships are fair value hedges. Movements in the fair value of derivative hedge positions together with the fair value movement in the hedged risk of the underlying financial instrument are reflected in the income statement.

(xiii) Leases

Lessee

Rentals payable under operating leases are charged to the income statement on a straight line basis over the lease period.

Assets held as finance leases are capitalised and included in property and equipment at fair value.

Lessor

Assets leased to customers that transfer substantially all the risk and rewards incidental to ownership to the customer are classified as finance leases. They are recorded at an amount equal to the net investment in the lease, less any provisions for impaired rentals, within loans and advances to customers. Leasing income is credited to interest income on an actuarial before tax net investment basis to give a constant periodic rate of return.

Assets leased to customers are classified as operating leases if the lease agreements do not transfer substantially all the risks and rewards of ownership. The leased assets are included as investment properties. Lease income is recognised on a straight line basis over the term of the lease.

(xiv) Securitised assets

The group has entered into funding arrangements to finance specific loans and receivables to customers. All such financial assets are held on the group balance sheet and a liability recognised for the proceeds of the funding transaction.

(xv) Financial liabilities

Financial liabilities include deposits, debt securities issued and subordinated debt issued.

Financial liabilities are carried at amortised cost calculated on an effective interest basis.

Financial liabilities that are part of a hedging relationship are carried at amortised cost adjusted for changes in the fair value of the hedged risk. The change in the fair value of the hedged risk is recognised together with the movement in the fair value of the derivative positions hedging the liability in the income statement. Interest expense on an effective interest basis is recorded in the income statement as interest payable.

(xvi) Product classifications

In accordance with IFRS 4, the group's life assurance products are classified for accounting purposes as either insurance contracts or investment contracts at inception of the contract. Insurance contracts are contracts which transfer significant insurance risk. Contracts which do not transfer significant insurance risk are investment contracts. The group has a small closed book of insurance contracts which have a discretionary participating feature, all of these contracts also have significant insurance risk and are therefore classified as insurance contracts.

(xvii) Insurance contract liabilities

Insurance contract liabilities are determined by the appointed actuaries. The liabilities include statutory surpluses which have not been allocated to policyholders as well as an assessment of the cost of any future options and guarantees contained within the insurance contracts measured on a market consistent basis. Changes in the liabilities are included in the income statement.

Statutory surpluses are determined by the appointed actuary following the annual investigations. The boards of directors, acting upon the advice of the appointed actuaries, allocate a proportion of the statutory surplus to policyholders through an appropriation of declared bonuses

(xviii) Liability adequacy tests
The group performs liability adequacy tests on its insurance contract liabilities to ensure that the carrying amount of the liabilities is sufficient to cover estimated future cash flows. When performing the liability adequacy tests the group discounts all contractual cash flows and compares this amount to the carrying value of the liability. Any deficiency is immediately charged to the income statement.

(xix) Investment contract liabilities
Investment contracts are measured at FVTPL to eliminate an inconsistency that would otherwise arise between the valuation of assets and liabilities. Unit linked liabilities are valued with reference to the value of the underlying net asset value of the group's unitised investment funds at the balance sheet date. Non-linked investment contracts are measured based on the value of the liability to the policyholder at the balance sheet date.

Deposits and withdrawals are accounted for directly in the balance sheet as movements in the investment contract liabilities.

(xx) Reinsurance
The group cedes insurance premiums and risk in the normal course of business in order to limit the potential for loss. Outward reinsurance premiums are accounted for in the same period as related premiums for the business being re-insured. Reinsurance assets include amounts due from reinsurance companies in respect of paid and unpaid losses and ceded future life and investment policy benefits. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross in the consolidated balance sheet unless a right of set-off exists.

(xxi) Property and equipment
Leasehold premises with initial lease terms of less than 50 years and all other equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is calculated to write off the costs of such assets to their residual value over their estimated useful lives, which are assessed annually by the directors.

Freehold premises and leasehold premises with initial lease terms in excess of 50 years are revalued annually by the directors and at least every five years by external valuers. The resulting increase in value is transferred to a revaluation reserve. The revalued premises, excluding the land element, are depreciated to their residual values over their estimated useful lives, which are assessed annually by the directors.

Subsequent costs are included in the asset's carrying amount, only when it is probable that increased future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Property and equipment is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The depreciation charge for the asset is then adjusted to reflect the asset's revised carrying amount.

The estimated useful lives are as follows

Freehold buildings	50 years
Leasehold buildings	50 years or term of lease if less than 50 years
Plant and equipment	5 – 15 years
Computer hardware	3 – 10 years

(xxii) Goodwill and Intangible Assets
Goodwill
The excess of the cost of a business combination over the interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition, of subsidiary undertakings, associated undertakings and other businesses, arising is capitalised as goodwill.

Goodwill arising on the acquisition of shares in subsidiary and associated undertakings prior to 31 December 1996 was written off against reserves in the year of acquisition.

Goodwill arising on acquisitions between 31 December 1996 and 1 January 2004 was recognised on the balance sheet and amortised on a straight line basis over its estimated useful life. The group has availed of the transitional arrangements under IFRS 1 and accordingly the unamortised goodwill at 1 January 2004 is recognised on the balance sheet, and accumulated amortisation on goodwill arising before 1 January 2004 has not been reversed.

From 1 January 2004, goodwill is carried in the balance sheet at cost less any accumulated impairment losses. Goodwill is subject to an impairment review at least annually and if events or changes in circumstances indicate that the carrying amount may not be recoverable it is written down through the income statement by the amount of any impairment loss identified in the year.

Goodwill arising on associates or joint ventures is shown as part of the investment in the associate or joint venture; other goodwill is shown with intangible assets.

Software

Computer software is stated at cost, less amortisation and provision for impairment, if any. The external costs and identifiable internal costs of acquiring and developing software are capitalised where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year.

Capitalised computer software is amortised over three to seven years.

(xxiii) Shareholders' value of in-force business

As permitted under IFRS 4, insurance contracts are accounted for in accordance with embedded value methods, applying EEV principles and reflecting the provisions of FRS 27.

The shareholders' value of in-force business is the present value of future statutory surpluses attributable to shareholders expected to arise from the contracts which have been classified as insurance contracts. The sharehlders' interest in the value of the in-force business is included as an asset on the balance sheet and the movement in this asset is reflected in the income statement.

The value of in-force business calculated in accordance with EEV principles is determined by the group in consultation with independent actuaries Watson Wyatt LLP.

Assumptions regarding future rates of mortality, morbidity, persistency, taxation, investment returns and expense levels are based on the recent experience of the business, taking account of current economic conditions.

The risk discount rate used to calculate the shareholders' value of in-force business is a combination of a discount rate to reflect the time value of money and a risk margin to make prudent allowance for the risk that experience in future years may differ from the assumptions.

(xxiv) Pension obligations

The group has both defined benefit and defined contribution schemes.

The group's net obligation in respect of the defined benefit schemes is calculated separately for each scheme. The net obligation represents the present value of the obligation to employees in respect of service in the current or prior period less the fair value of the plan assets. The present value of the obligation is actuarially calculated annually by external actuaries using the projected unit method. The present value of the obligation is determined by discounting the estimated future cash flows. This discount rate is based on the market yield of high quality corporate bonds that have maturity dates approximating to the terms of the pension liability.

Actuarial gains and losses at 1 January 2004 have been taken directly to reserves. As permitted under IAS 19, the corridor approach has been adopted for actuarial gains and losses arising since that date. Under the corridor approach actuarial gains and losses are recognised only where the cumulative unrecognised actuarial gains or losses at the end of the previous reporting period exceed the greater of:

- 10% of the present value of the defined benefit obligations at that opening balance sheet date or
- 10% of the fair value of the scheme assets at that opening balance sheet date

The limits are applied separately to each scheme, with any resulting excess actuarial gains or losses recognised in the income statement over the expected remaining service lives of the active members of each scheme.

The current and past service cost, the interest cost of the scheme liabilities and the expected return on scheme assets are recognised in the income statement in the period in which they are incurred.

The group pays contractual contributions in respect of defined contribution plans. These contributions are recognised as employee expenses when the related employee service is received.

(xxv) Share based payments

The group operates a number of equity settled share option schemes based on non-market vesting criteria. The group has availed of the transitional arrangements under IFRS 1 and no charge is included for share options granted before 7 November 2002 which had not vested by 1 January 2005. For all other options, the fair value of the options is determined at the date of grant and expensed in the income statement over the period during which the employees become unconditionally entitled to the options. The expense is credited to a separate reserve in the balance sheet. At each period end the group revises its estimate of the number of options that it expects to vest and any adjustment relating to current and past vesting period is charged to the income statement.

The group operates an equity settled long-term investment plan. The fair value of conditional shares granted is determined at the date of grant and expensed in the income statement over the period during which the employees become unconditionally entitled to the shares. The expense is credited to a separate reserve in the balance sheet. At each period end the group revises its estimate of the number of shares that it expects to vest and any adjustment relating to current and past vesting period is charged to the income statement.

(xxvi) Taxation

Taxation comprises both current and deferred tax. Taxation is recognised in the income statement except where it relates to an item which is recognised directly in equity.

Corporation tax payable is provided on taxable profits at current tax rates.

Deferred tax is provided using the liability method on all temporary differences except those arising on goodwill not deductible for tax purposes, or where the temporary difference arose on the initial recognition of an asset or liability in a transaction which was not a business combination and which at the time of the transaction affects neither accounting profit or taxable profit. Deferred tax assets are recognised only to the extent it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred tax liabilities and assets are offset only where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

(xxvii) Premium income and claims recognition on insurance contracts

Premiums earned in respect of insurance contracts are accounted for in the same period in which the liabilities arising from those premiums are established.

Claims are accounted for when paid or payable, or if earlier, on the date when the policy ceases to be included within the calculation of insurance contract liabilities.

(xxviii) Revenue from investment contracts

Fees charged in respect of investment contracts are recognised when the service is provided. Initial fees, which exceed the level of recurring fees are deferred and amortised over the anticipated period in which services will be provided. Fees charged for investment management services for institutional fund management are also recognised over the period of the service.

Premiums and claims in respect of investment contracts are not included in the income statement but are reported as deposits to and withdrawals from investment contract liabilities in the balance sheet.

(xxix) Interest receivable and payable

Revenue on assets classified as HTM and AFS as well as loans and deposits is recognised on an effective interest basis. This calculation takes into account interest received or paid, directly attributable fees and commissions and incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the instrument to the net carrying amount of the financial asset or liability at initial recognition.

(xxx) Acquisition costs

The costs directly associated with the acquisition of new investment management service contracts are deferred to the extent that they are expected to be recoverable out of future revenues to which they relate.

Such costs are amortised through the income statement over the period in which the revenues on the related contracts are expected to be earned, at a rate commensurate with those revenues.

Deferred acquisition costs are reviewed by category of business at the end of each financial year. Should the circumstances, which justified the deferral of costs no longer apply, costs to the extent that they are believed irrecoverable are written off.

For insurance contracts, acquisition costs to the extent that they are deferred are reflected within the shareholders value of in-force business.

(xxxi) Other income and expense recognition
Unless included in the effective interest calculation, fees and commissions receivable and payable are recognised on an accruals basis.

Expenses are recognised on an accruals basis.

(xxxii) Sales and repurchase agreements (including stock borrowing and lending)
Financial assets may be lent for a fee or sold subject to a commitment to repurchase them. Such assets are retained on the balance sheet when substantially all the risk and rewards of ownership remain with the group. The liability to the counterparty is included separately on the balance sheet as appropriate.

Similarly, financial assets purchased with a commitment to resell, or where the group borrows financial assets but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans, and the financial assets are not included in the balance sheet.

The difference between the sale and repurchase price is recognised in the income statement over the life of the agreements using the effective interest rate. Fees earned on stock lending are recognised in the income statement over the term of the lending agreement. Securities lent to counterparties are also retained in the financial statements.

(xxxiii) Dividends
Final dividends on ordinary shares are recognised in equity in the period in which they are approved by the company's shareholders. Interim dividends are recognised in equity in the period in which they are paid.

(xxxiv) Purchases and sales of own shares
As permitted under Irish legislation, a subsidiary of the group holds Irish Life & Permanent plc shares on behalf of life assurance policyholders. These shares are required to be treated as though they were purchased by the company for its own benefit and treated as treasury shares and therefore treated as a deduction in arriving at shareholders' equity rather than as an asset.

Under IFRS the cost of the shares is required to be deducted from shareholders' equity. However, as the shares are held on behalf of policyholders the liability to the policyholders is carried at fair value. As a result shareholders' equity is also reduced by the unrealised gain or loss on the shares reflected in the measurement of the liability with changes in the unrealised gain and loss during the year resulting in a gain or loss in the income statement.

Shares purchased and held by the employee benefit trust in anticipation of share awards that may vest under long term incentive plan are treated as treasury shares and therefore treated as deduction in arriving at shareholders' equity rather than an asset.

(xxxv) Netting
Assets and liabilities are shown net where there is a legal right to offset and there is an intention and an ability to settle on a net basis.

2. Accounting Estimates and Judgements

Management discussed with the Audit Committee the development, selection and disclosure of the group's critical accounting policies and estimates and the application of these policies and estimates.

Critical accounting judgements made by management in applying the group's accounting policies are set out below.

Insurance and investment contracts

Under IFRS the group accounts for its insurance contracts using the embedded values, calculated based on the European Embedded Value Principles, and investment contracts are accounted for under IAS 39 and IAS 18. Insurance contracts are defined as those contracts which transfer significant insurance risk. Insurance risk is defined as the possibility of having to pay benefits on the occurrence of an insured event which are significantly more than the benefits payable if the insured event were not to occur. Investment contracts are those contracts which carry no significant insurance risk.

Insurance contracts

The group accounts for its insurance contracts using the embedded value basis of accounting which recognises the present value of in-force business (shareholder value of in-force business) as an asset.

Policyholder liabilities for non-linked insurance contracts are estimated by management. This requires management to estimate future policyholder cash flows and to make assumptions regarding the probability and the timing of the occurrence of the insured event, future investment returns and future expenses. The liability will therefore vary with movements in interest rates and with changes in the actual cost of life assurance and annuity benefits where future mortality experience is uncertain. Management follows industry guidelines in setting assumptions, using standard insurance risk tables amended to reflect the group's own experience and where appropriate makes allowance for expected insurance risk improvements or disimprovements. Assumptions and sensitivities are set out in note 39.

Reinsurance assets for non-linked insurance contracts require the group to estimate future cash-flows from reinsurance contracts. The cash-flows make assumptions regarding the probability and the timing of the occurrence of the reinsured event, future investment returns and future expenses. The asset will therefore vary with movements in interest rates and with future changes in actual experience. Management follows industry guidelines in setting assumptions using standard insurance risk tables amended to reflect the group's own experience and where appropriate makes allowance for expected insurance risk improvements or disimprovements.

The shareholders value of in-force business is calculated by projecting future surpluses attributable to shareholders and discounting them to the balance sheet date. Future surpluses depend inter alia on insurance risk, lapse rates, future investment returns, expenses, reinsurance charges, product charges and taxation. Management estimates the future surpluses using industry standard methodologies having regard to both actual experience and current economic conditions. Surpluses are discounted at a risk adjusted discount rate which is estimated by the management based on current interest rates and an estimated risk margin. There is an acceptable range into which these assumptions can validly fall, and the use of different assumptions may cause the shareholders value of in-force business to differ from that assumed at the balance sheet date. This could significantly affect the income recognised and the value attributed to the in-force business in the accounts. Assumptions and sensitivities are set out in note 33.

Investment contracts

Investment contracts are accounted for as financial instruments under IAS 39 and IAS 18. These are primarily unit-linked contracts whose value is contractually linked to the fair value of the financial assets within the group's unitised investment funds. Initial fees earned and incremental costs (mainly commission) paid on sale of an investment contract are deferred and recognised over the expected life of the contract. The expected life of the contracts is estimated based on current experience and the term of the contracts and is reviewed at least annually. Changes to the expected life could affect the income and cost recognised and the value of the asset and liability in the accounts. However, given that any changes to expected life will affect both costs and fees, the net impact is unlikely to be significant.

Financial Instruments

The group carries certain financial assets and liabilities at fair value, including all derivatives as well as assets and liabilities of the life assurance operations. Assets and liabilities are priced using a quoted market price where there is an active market for the instrument or by using a valuation model. Valuation models use data such as interest rate yields curves, equity prices, options volatilities and currency rates. Most of these parameters are directly observable from the market. Changes in the fair value of financial assets will largely be offset by corresponding changes in the fair value of liabilities and therefore the net impact on equity is unlikely to be significant.

Interest receivable and payable

Revenue on assets classified as HTM, AFS or FVTPL as well as on loans and deposits is recognised on an effective interest basis. This calculation takes into account interest received or paid, fees and commissions attributable to the asset or liability and incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the instrument to the net carrying amount of the financial asset or liability at initial recognition. The expected life is calculated based on current experience, changes to the expected life could affect the income recognised and the value of the asset in the accounts.

Impairment losses

Management reviews the group's loan portfolios to assess impairment at least quarterly. In determining whether an impairment loss should be recognised management makes judgements as to whether there is observable data indicating that there is a measurable decrease in the estimated future cash flow from a loan or a portfolio of loans. The group uses estimates based on historical loss experience for assets with similar credit risk characteristics.

3. Segmental Information

Segmental information is presented in respect of the group's business segments based on the group's management and internal reporting structure. The group comprises the following main business segments:

Banking	Retail banking services including current accounts, residential mortgages and other loans.
Insurance and investment	Long-term savings products including pensions to both individuals and group schemes.
General insurance	Property and casualty insurance carried out through the group's associate company Allianz-Irish Life Holdings plc.
Other	This includes a number of small business units including third party life assurance administration, insurance brokerage and corporate costs which are not attributable to any business unit.

The segmental results are as follows

	2006					
	Banking	Insurance & investment	General insurance	Other	Eliminations[1]	Total
	€m	€m	€m	€m	€m	€m
Net interest receivable						
– external	435	(26)	–	–	–	409
– inter segmental	(6)	–	–	–	6	–
Other non-interest income						
– external	57	(91)	–	27	–	(7)
– inter segmental	–	(10)	–	10	–	–
Premiums on insurance contracts, net of reinsurance	–	380	–	–	–	380
Investment return	3	2,816	–	–	(6)	2,813
Fees from investment contracts and fund management	–	228	–	19	–	247
Change in shareholders' value of in-force business	–	117	–	–	–	117
Profit on the sale of property and equipment	–	–	–	–	–	–
Operating income	489	3,414	–	56	–	3,959
Claims on insurance contracts, net of reinsurance	–	(293)	–	–	–	(293)
Change in insurance/ investment contract liabilities	–	(2,698)	–	–	–	(2,698)
Administrative expenses	(253)	(187)	–	(57)	–	(497)
Depreciation and amortisation	(20)	(22)	–	(1)	–	(43)
Investment expenses	–	(28)	–	–	–	(28)
Impairment losses on loans and receivables	(14)	–	–	–	–	(14)
Operating expenses	(287)	(3,228)	–	(58)	–	(3,573)
Operating profit	202	186	–	(2)	–	386
Share of profits of associated undertaking / joint venture	(1)	–	56	–	–	55
Taxation	(29)	(51)	–	–	–	(80)
Profit for the year on continuing activities	172	135	56	(2)	–	361
Profit for the year	172	135	56	(2)	–	361

3. Segmental Information (continued)

	2005					
	Banking	Insurance & investment	General insurance	Other	Eliminations[1]	Total
	€m	€m	€m	€m	€m	€m
Net interest receivable						
– external	386	(21)	–	1	–	366
– inter segmental	(9)	–	–	–	9	–
Other non-interest income	36	(78)	–	28	–	(14)
Premiums on insurance contracts, net of reinsurance	–	325	–	–	–	325
Investment return	13	3,523	–	–	(9)	3,527
Fees from investment contracts and fund management	–	201	–	17	–	218
Change in shareholders' value of in-force business	–	76	–	–	–	76
Profit on the sale of property and equipment	2	2	–	–	–	4
Operating income	428	4,028	–	46	–	4,502
Claims on insurance contracts, net of reinsurance	–	(275)	–	–	–	(275)
Change in insurance/ investment contract liabilities	–	(3,322)	–	–	–	(3,322)
Administrative expenses	(249)	(173)	–	(48)	–	(470)
Depreciation and amortisation	(17)	(21)	–	(2)	–	(40)
Investment expenses	–	(16)	–	–	–	(16)
Impairment losses on loans and receivables	(12)	–	–	–	–	(12)
Operating expenses	(278)	(3,807)	–	(50)	–	(4,135)
Operating profit	150	221	–	(4)	–	367
Share of profits of associated undertaking/joint venture	–	–	54	–	–	54
Taxation	(38)	(31)	–	–	–	(69)
Profit for the year on continuing activities	112	190	54	(4)	–	352
Profit on discontinued activities	–	1	–	–	–	1
Profit for the year	112	191	54	(4)	–	353

[1]Eliminations relate to inter segmental interest receivable and payable on deposits and loans together with inter segmental commission payments and receipts.

3. Segmental Information (continued)

	Banking	Insurance & investment	General insurance	Other	Eliminations	Total
	€m	€m	€m	€m	€m	€m
2006						
Interest in associate undertaking and joint venture	**-**	**-**	**174**	**-**	**-**	**174**
Other assets	**44,899**	**31,783**	**-**	**106**	**(826)**	**75,962**
Liabilities	**43,954**	**30,550**	**-**	**61**	**(826)**	**73,739**
Equity	**945**	**1,203**	**174**	**63**	**-**	**2,385**
Capital expenditure	**23**	**18**	**-**	**1**	**-**	**42**
2005						
Interest in associate undertaking	–	–	167	–	–	167
Other assets	35,565	26,084	–	101	(675)	61,075
Liabilities	34,834	24,934	–	66	(675)	59,159
Equity	731	1,118	167	59	–	2,075
Capital expenditure	29	23	–	7	–	59

4. Interest receivable

	2006 €m	2005 €m
Loans and receivables to customers	**858**	763
Loans and receivables to banks	**482**	113
Debt securities and other fixed income securities	**184**	89
Lease and instalment finance	**78**	67
	1,602	1,032

Interest accrued on impaired loans was €15m (2005:€11m)

5. Interest payable

	2006 €m	2005 €m
Interest on deposits by other banks and customer accounts	**344**	203
Interest on debt securities in issue	**779**	411
Interest on subordinated debt	**70**	52
	1,193	666

6. Fees and commission income

	2006 €m	2005 €m
Fees and commission earned on banking services	**51**	46
Commission earned on insurance and investment contracts	**27**	17
	78	63

7. Fees and commission expenses

	2006 €m	2005 €m
Fees and commission payable on banking services	6	6
Commission payable on life and investment contracts	121	88
Deferral of acquisition costs on investment contracts	(69)	(49)
Amortisation of deferred acquisition costs on investment contracts	39	28
	97	73

8. Trading income / (expense)

	2006 €m	2005 €m
Interest rate instruments	11	(5)
Foreign exchange instruments	1	1
	12	(4)

9. Premiums on insurance contracts

	2006 €m	2005 €m
Individual premiums		
Recurring	272	244
Single	67	39
	339	283
Premiums under group contracts		
Recurring	168	153
Single	77	48
	245	201
	584	484

10. Investment return

	2006 €m	2005 €m
Income from investment properties	124	106
Dividends and interest	582	468
Exchange losses and gains	(79)	32
Realised gains and losses	674	502
Unrealised gains and losses	1,512	2,419
	2,813	3,527

Realised and unrealised gains and losses include gains and losses on assets held in unit-linked funds which are designated as FVTPL.

11. Claims on insurance contracts

	2006 €m	2005 €m
Death and disability benefit	176	175
Maturities and encashments	125	106
Annuities	109	102
	410	383

12. Administrative and other expenses

	2006	2005
	€m	€m
Administrative expenses	**497**	470
Depreciation	**28**	25
Software amortisation	**15**	15
	540	510

Expenses are after charging the following

	2006	2005
	€m	€m
Auditors' remuneration (including VAT)		
– Audit services	**1.6**	1.2
– Audit related services	**0.3**	1.0
– Non-audit services	**0.6**	0.4
Operating lease rentals-land and buildings	**8.8**	6.2

13. Employment costs

	2006	2005
	€m	€m
Staff costs (including executive directors) for the year were:		
Wages and salaries*	**258**	232
Social insurance	**26**	24
Pension costs		
– Payments to defined contribution pension schemes	**1**	1
– Charge in respect of defined benefit pension schemes	**40**	34
Equity settled transactions	**2**	6
Charged to income statement	**327**	297
Unrecognised actuarial gains on defined benefit pension schemes arising in the year	**(195)**	(8)
	132	289

* Including commission paid to sales staff

Average number of staff (including executive directors) employed during the year:

	2006	2005
Ireland	**4,563**	4,428
UK	**199**	183
	4,762	4,611
Life assurance	**1,807**	1,697
Banking	**2,387**	2,393
Investment management	**125**	121
Other	**443**	400
	4,762	4,611

Information concerning individual directors' emoluments is given on pages 32 to 34 of these financial statements.

14. Retirement benefit obligations

Defined Benefit schemes

The group operates six defined benefit pension schemes for employees. All of the defined benefit schemes are funded by the payment of contributions into separately administered trust funds. The benefits paid from the defined benefit scheme are based on percentages of the employees' final pensionable pay for each year of credited service. The pension costs and provisions are assessed in accordance with the advice of independent qualified actuaries. Valuations are carried out every three years by independent actuarial consultants. The actuarial reports are available for inspection by members of the scheme and are not available for public inspection. All of the group's defined benefit pension schemes have been revalued within the last three years with valuation dates ranging from 1 June 2005 to 31 December 2006. Actuarial gains and losses are accounted for under the corridor approach.

	Group		Company	
The key financial assumptions used are:	**2006**	2005	**2006**	2005
	€m	€m	**€m**	€m
Actuarial assumptions at the balance sheet date				
Discount rate (%)	**4.75%**	4.25%	**4.75%**	4.25%
Expected rate of return on plan assets(%)	**6.40%**	6.30%	**6.40%**	6.30%
Salary increases (%)	**3.75%**	3.75%	**3.75%**	3.75%
Pension increases(%)	**2.25%**	2.25%	**2.25%**	2.25%
Rate of price inflation (%)	**2.25%**	2.25%	**2.25%**	2.25%

The main post retirement mortality assumptions used at 31 December 2006 were 100% PA92(c=2030) (2005: 100% PA92(c=2025)) for pensioners and 100% PA92 (c=2050) (2005: 100% PA92(c=2040) for active/deferred members). On this basis the life expectancy for a male pensioner aged 65 years at 31 December 2006 was 20.5 years (2005: 20.2 years) and for a female pensioner aged 65 years was 23.4 years (2005: 23.1 years). Based on the assumed mortality improvements in 15 years time the life expectancy for a male pensioner then aged 65 will have increased to 21.4 years (2005: 21 years) and for a female pensioner then aged 65 will have increased to 24.3 years (2005: 23.9 years).

Amounts recognised in the income statement in respect of these defined benefit schemes are:

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Current service cost	**53**	43	**24**	18
Past service costs	**4**	2	**3**	2
Interest cost	**53**	49	**24**	23
Expected return on scheme assets	**(71)**	(60)	**(23)**	(18)
Amortisation of corridor excess	**1**	–	**1**	–
	40	34	**29**	25

This charge has been included in administrative expenses

Unrecognised actuarial gains or losses which are outside the corridor under IAS 19 are amortised in the income statement over the estimated remaining service lives of the members which averaged 20 years in 2006.

The actual return on scheme assets was €144m (2005:€201m) in the group and €44m (2005:€62m) in the company.

14. Retirement benefit obligations (continued)

The actual return is calculated as follows:

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Expected return on plan assets	**71**	60	**23**	18
Actuarial gain on plan assets	**73**	141	**21**	44
	144	201	**44**	62

The expected return on assets is determined by calculating a total return estimate based on weighted average estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums.

The movement in the present value of defined benefit obligations in the year are:

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Benefit obligation at beginning of year	**(1,238)**	(1,041)	**(563)**	(462)
Current service cost	**(53)**	(43)	**(24)**	(18)
Interest cost	**(53)**	(49)	**(24)**	(23)
Past service cost	**(4)**	(2)	**(3)**	(2)
Actuarial gain/(loss) – experience adjustments	**(19)**	(47)	**(12)**	(30)
– assumption changes	**140**	(87)	**64**	(32)
Contributions by plan participants	**(6)**	(6)	**(3)**	(3)
Benefits paid	**22**	17	**9**	7
Disposal of business	**–**	20	**–**	–
Benefit obligation at end of the year	**(1,211)**	(1,238)	**(556)**	(563)

The movement in the fair value of defined benefit assets in the year are:

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Fair value of plan assets at beginning of the year	**1,108**	884	**357**	259
Expected return on plan assets	**71**	60	**23**	18
Employer contribution	**41**	52	**30**	40
Contributions by plan participants	**6**	6	**3**	3
Actuarial gain	**73**	141	**21**	44
Benefits paid	**(22)**	(17)	**(9)**	(7)
Disposal of business	**–**	(18)	**–**	–
Fair value of plan assets at end of the year	**1,277**	1,108	**425**	357

The pension assets and liabilities recognised on the balance sheet are as follows:

	Group			Company		
	2006	2005	2004	**2006**	2005	2004
	€m	€m	€m	**€m**	€m	€m
Benefit obligation at end of year	**(1,211)**	(1,238)	(1,041)	**(556)**	(563)	(462)
Fair value of plan assets at end of year	**1,277**	1,108	884	**425**	357	259
Net asset/(obligation)	**66**	(130)	(157)	**(131)**	(206)	(203)
Unrecognised actuarial (gains)/losses	**(152)**	43	51	**(9)**	65	47
Net recognised retirement benefit obligation	**(86)**	(87)	(106)	**(140)**	(141)	(156)

14. Retirement benefit obligations (continued)

The experience adjustments arising on plan liabilities and plan assets are as follows:

	Group			Company		
	2006	2005	2004	**2006**	2005	2004
	€m	€m	€m	€m	€m	€m
Actuarial (gains)/losses						
– arising on benefit obligation	**19**	47	(7)	**12**	30	(1)
– arising on benefit obligation (% plan liabilities)	**2**	4	(1)	**2**	5	–
Actuarial gains						
– arising on plan assets	**73**	141	37	**21**	44	10
– arising on plan assets (% of plan assets)	**6**	13	4	**5**	12	4

The movement in the present value of defined benefit obligations in the year are

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Net post-retirement obligations at 1 January	**(87)**	(106)	**(141)**	(156)
Expense recognised in income statement	**(40)**	(34)	**(29)**	(25)
Contributions paid	**41**	52	**30**	40
Attributable to discontinued operations	**–**	1	**–**	–
Net post retirement-obligations at 31 December	**(86)**	(87)	**(140)**	(141)
Net post retirement assets	**73**	71	**5**	3
Net post retirement benefit liabilities	**(159)**	(158)	**(145)**	(144)
Net post retirement benefit obligations	**(86)**	(87)	**(140)**	(141)

The value of the assets of the schemes at 31 December were as follows:

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Equities	**973**	837	**318**	263
Bonds	**169**	157	**61**	54
Property	**96**	73	**30**	25
Other	**39**	41	**16**	15
Fair value of plan assets at end of the year	**1,277**	1,108	**425**	357

The fair value of plan assets include investments in Irish Life Assurance unit linked funds which may on occasion include investments relating to Irish Life & Permanent shares or properties occupied by the group.

The group is expected to pay contributions of approximately €32.4m to the pension schemes next year.

If the discount rate was 0.5% lower than the assumption made at 31 December 2006 then the present value of defined benefit obligations (for the 5 main pension schemes in the group) would increase by approximately group €153m, company €71m, all of which would be included as unrecognised actuarial losses. A similar effect would arise if the rate of increase in salaries and increase in pensions was to rise by 0.5% over the assumptions used at 31 December 2006.

If the mortality of pensioners was to improve by 10% over the current assumption then we estimate that the present value of defined benefit obligations would increase by approximately group €30m (company €13m), all of which would be included as unrecognised actuarial losses.

15. Share based payments

Share Option Schemes

The group has four option schemes in which management and staff of the group participate. Full details of the share options schemes are set out in the director's report on remuneration on pages 30 and 31.

In accordance with the IFRS transitional arrangements included in IFRS 1 and IFRS 2, IFRS 2 has not been applied to options granted before 7 November 2002.

The total number of options outstanding at 31 December is as follows

		2006 Number of Options		
Grant Date	**Exercise Price**	**Other Employees**	**Key Management**	**Total**
Pre 2000	€10.90	**221,323**	**89,659**	**310,982**
2000	€9.20	**346,643**	**126,431**	**473,074**
2001	€13.85	**1,325,270**	**123,502**	**1,448,772**
2002	€11.99 & €14.85	**1,802,205**	**217,872**	**2,020,077**
2003	€9.68	**2,124,334**	**328,440**	**2,452,774**
2004	€13.21	**2,034,926**	**271,298**	**2,306,224**
		7,854,701	**1,157,202**	**9,011,903**

		2005 Number of Options		
Grant Date	Exercise Price	Other Employees	Key Management	Total
Pre 2000	€5.31 to €14.79	549,243	184,493	733,736
2000	€9.20	532,387	210,196	742,583
2001	€13.85	2,647,010	212,137	2,859,147
2002	€11.99 & €14.85	2,659,201	246,008	2,905,209
2003	€9.68	2,839,641	360,296	3,199,937
2004	€13.21	2,194,010	271,298	2,465,308
		11,421,492	1,484,428	12,905,920

Options are normally exercisable between three and ten years from grant and expire ten years after the date of grant. The total number of options outstanding at 31 December 2006 is equivalent to 3.28% of the issued share capital (2005: 4.75%). The total amount receivable on outstanding options at 31 December 2006 is €110m (2005: €158m).

	Number of options		Weighted Average Exercise Price	
	2006	2005	**2006** €	2005 €
Outstanding at 1 January	**12,905,920**	15,716,021	**12.28**	12.19
Exercised during the year	**(3,514,503)**	(1,963,452)	**12.37**	11.47
Forfeited during the year	**(379,514)**	(846,649)	**12.61**	12.46
Outstanding at 31 December	**9,011,903**	12,905,920	**12.24**	12.28
Exercisable at 31 December	**4,549,413**	6,461,374		

The 1994 and 1999 schemes are closed and no further options can be issued under them.

There were no options issued in 2006 and 2005.

The average share price during the year was €18.89 (2005: €14.58).

The weighted average contractual life of options outstanding at 31 December 2006 is 5.7 years (2005: 6.4 years).

The intrinsic value of options exercisable at 31 December 2006 is €39m (2005: €27m) where the intrinsic value is the difference between actual share price at 31 December €20.90 (2005: €17.25) and the option price.

The charge in the income statement in respect of equity settled transactions is set out in note 13.

15. Share based payments (continued)

Long Term Incentive Plan

The group has a long-term incentive plan which provides for the delivery of conditional fully paid ordinary shares in Irish Life & Permanent plc (the company) to selected senior executives of the company or its subsidiaries at no cost. The details of the plan (which was approved at the AGM held in May 2006) are set out in the directors' report on remuneration on pages 29 to 34.

	2006 Number of Conditional Shares		
	Key Management	Other Employees	Total
Outstanding at 1 January	-	-	-
Granted during the year	**171,380**	**42,652**	**214,032**
Forfeited during the year	**(13,700)**	-	**(13,700)**
Balance at 31 December	**157,680**	**42,652**	**200,332**

The fair value of service received for share grants is measured by reference to the fair value of conditional shares granted. The value is estimated using a standard Monte Carlo approach, a Cox-Ingersoll-Ross model to calculate stochastic behaviour of interest rates and log normal distributions for volatility.

The fair value of conditional shares granted in 2006 was €7.18.

Share price at date of grant (21 June 2006)	€17.90
Expected volatility	19.70%
Share grant life	3 years
Expected dividend growth	10%
Risk free discount rate	3.55%

Expected volatility was determined based on three year daily historic volatility.

16. Investment expenses

	2006 €m	2005 €m
Expenses relating to investment properties	**9**	5
Other investment expenses	**19**	11
	28	16

Investment property expenses include €1m (2005:€1m) in respect of vacant properties

17. Provision for impairment of loans and receivables

	Group		**Company**	
	2006 €m	2005 €m	**2006 €m**	2005 €m
At 1 January	**52**	46	**32**	31
Charged against income statement	**14**	12	**8**	5
Amounts written off	**(10)**	(7)	**(5)**	(4)
Reinstatement of amounts previously written off	**1**	1	**-**	-
At 31 December	**57**	52	**35**	32
At 31 December				
Specific	**35**	32	**31**	29
Collective	**22**	20	**4**	3
	57	52	**35**	32

The level of non performing loans (i.e. total balances outstanding with in excess of three months arrears) as a percentage of the groups total loan book at 31 December 2006 was 0.9% (€304m) compared to 1.1% €276m at 31 December 2005.

18. Other Credits

Disposal of property and equipment

In 2005 the group disposed of a number of properties occupied by the group and realised a profit before tax of €4m.

19. Taxation

a. Analysis of taxation charge

	2006 €m	2005 €m
Taxation charged to income statement		
Current taxation		
Charge for current year	**53**	68
Adjustments for prior years	**(3)**	(3)
	50	65
Deferred taxation		
Origination and reversal of timing differences	**30**	4
	80	69
Taxation charged to equity		
Deferred taxation relating to property revaluations	**12**	12
	12	12

The taxation charge includes amounts attributable to life assurance policyholders.

b. Reconciliation of standard to effective tax rate

	2006 €m	2005 €m
Operating profit	**441**	421
Less share of profits of associate undertaking/joint venture	**(55)**	(54)
Profit on continuing activities before tax	**386**	367
Tax calculated at standard ROI corporation tax rate of 12.5% (2005: 12.5%)	**48**	46
Different basis of tax for ROI life assurance	**21**	3
Adjustment to deferred tax charge in respect of prior years	**–**	(3)
Non-taxable own share adjustment	**4**	4
Government levy on financial institutions	**–**	12
Local basis of taxation on overseas profits	**7**	6
Non-deductible expenses	**1**	1
Other	**(1)**	–
	80	69

20. Discontinued activities

On 2 June 2005 the group disposed of its UK life assurance subsidiary City of Westminster Assurance Company Limited. The proceeds net of costs were €63m, the profit after tax for the period up to the date of disposal was €3m, the loss on disposal was €2m.

The contribution to profit up to the date of disposal is analysed as follows :

	2005 €m
Income	
Premiums on insurance contracts	16
Investment return	45
Fees from investment contracts	3
Change in shareholders' value of in-force business	(1)
	63
Expenses	
Claims on insurance contracts	(24)
Change in insurance contract liabilities	(6)
Change in investment contract liabilities	(26)
Administrative expenses	(4)
	(60)
Profit before tax	3
Taxation	–
Profit after taxation	3

The assets and liabilities at date of disposal were as follows:

	€m
Assets	
Financial assets	863
Investment properties	31
Loans and receivables to banks	255
Reinsurance assets	12
Other assets	46
Shareholder value of in-force business	55
Total assets	1,262
Liabilities	
Insurance contract liabilities	514
Financial liabilities - investment contracts	624
Deferred tax liabilities	5
Outstanding insurance and investment claims	15
Other liabilities	38
Retirement benefit obligations	1
Total liabilities	1,197
Net assets at date of disposal	65
Net proceeds	63
Loss on disposal	(2)

21. Earnings per share

	2006	2005
(a) Basic EPS		
Weighted average ordinary shares in issue and ranking for dividend excluding own shares held for the benefit of life assurance policyholders and treasury shares	**266,144,143**	262,813,871
Profit for the year attributable to equityholders		
Continuing operations	**€358m**	€352m
Discontinued operations	**–**	€1m
Total	**€358m**	€353m
EPS (cent)		
Continuing operations	**134.5**	133.9
Discontinued operations	**–**	0.4
Total	**134.5**	134.3
(b) Fully diluted EPS		
Weighted average number of potential dilutive ordinary shares arising from the group's share option schemes	**3,175,396**	2,071,187
Weighted average number of ordinary shares excluding own shares held for the benefit of policyholders used in the calculation of fully diluted EPS	**269,319,539**	264,885,058
Fully diluted EPS (cent)		
Continuing operations	**132.9**	132.9
Discontinued operations	**–**	0.4
Total	**132.9**	133.3

At 31 December 2006 the weighted average of potential dilutive ordinary shares does not exclude any options outstanding which could potentially dilute EPS in the future (2005: 1,996,909). However it does exclude treasury shares held for the long-term incentive plan.

22. Dividends

	2006		2005	
	Cent	**€m**	Cent	€m
Dividends paid in the year				
Final (relating to prior period)	**42.8**	**117**	38.5	104
Interim	**20.1**	**56**	17.7	48
	62.9	**173**	56.2	152
Dividends proposed at 31 December	**47.9**	**132**	42.8	116

23. Debt Securities

The group's debt securities are classified as follows:

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Held to Maturity				
– listed	**1,699**	2,104	**1,699**	2,104
Available for sale				
– listed	**1,396**	959	**1,396**	944
Fair value through profit and loss				
– listed	**5,066**	4,461	**–**	–
– unlisted	**890**	1,006	**–**	–
	9,051	8,530	**3,095**	3,048

Debt securities held to maturity are held at amortised cost. The fair value of the held to maturity securities at 31 December 2006 is €1,677m (2005: €2,128m).

The group has not reclassified any financial asset measured at amortised cost during the year.

The carrying value of debt securities is analysed as follows:

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Government bonds	**6,154**	5,781	**1,800**	2,168
Bonds issued by public boards	**164**	334	**–**	–
Bonds issued by credit institutions	**2,419**	2,085	**1,295**	880
Other bonds	**314**	330	**–**	–
	9,051	8,530	**3,095**	3,048

The movement in held to maturity and available for sale securities is analysed below:

	Group		**Company**	
	Held to maturity	**Available for sale**	**Held to maturity**	**Available for sale**
	€m	**€m**	**€m**	**€m**
At 1 January 2006	**2,104**	**959**	**2,104**	**944**
Exchange differences on monetary assets	**–**	**(25)**	**–**	**(25)**
Additions	**204**	**766**	**204**	**766**
Maturities/disposals	**(596)**	**(299)**	**(596)**	**(284)**
Amortisation charge	**(13)**	**(5)**	**(13)**	**(5)**
At 31 December 2006	**1,699**	**1,396**	**1,699**	**1,396**

	Group		Company	
	Held to maturity	Available for sale	Held to maturity	Available for sale
	€m	€m	€m	€m
At 1 January 2005	1,742	1,498	1,742	1,498
Exchange differences on monetary assets	–	25	–	25
Additions	380	6,226	380	6,211
Maturities/disposals	–	(6,791)	–	(6,791)
Amortisation charge	(18)	1	(18)	1
At 31 December 2005	2,104	959	2,104	944

24. Equity shares and units in unit trusts

Group Designated as FVTPL	Marked value 2006 €m	 2005 €m	Book costs 2006 €m	 2005 €m
Listed	**15,790**	12,490	**12,166**	10,027
Unlisted	**195**	292	**151**	234
	15,985	12,782	**12,317**	10,261
Company	**Nil**	Nil	**Nil**	Nil

25. Assets held in unit linked funds

Designated as FVTPL	2006 €m	2005 €m
Debt securities	**4,485**	3,904
Equities and units in unit trusts	**15,967**	12,757
Loans and receivables to and from banks	**1,126**	1,028
Investment properties	**3,318**	2,252
Derivative assets and liabilities	**422**	137
Other assets/liabilities	**70**	94
	25,388	20,172

Unit linked policyholder funds include tracker products and funds managed by external fund managers.

26. Derivative instruments

The group uses derivatives in both its banking and insurance businesses. Within the banking operations derivatives are used to reduce interest and foreign currency exchange rate exposures (fair value hedges) and to generate incremental income for the group (trading). In the insurance business derivatives are used to match fixed rate or tracker bond liabilities arising on insurance or investment contracts and within the unitised investment funds which match unit-linked policyholder liabilities as part of the efficient portfolio management of these funds. Derivatives have also been purchased for Constant Proportion Portfolio Insurance (CPPI) utilised investment funds. In turn the CPPI counterparty has purchased a zero strike option from the insurance company. In the case of derivatives entered into for the benefit of unit-linked policyholders all of the risks are borne by the policyholder. All derivatives are carried at fair value.

The derivatives used include:

- Currency forwards rate contracts which are commitments to purchase and sell currencies, including undelivered spot transactions.
- Currency and interest rate swaps are commitments to exchange one set of cash-flows for another for example fixed interest rates for floating interest rates.
- Futures contracts may be for currency, interest rates or equity indices and are contractual obligations to pay or receive an amount based on changes in exchange rates, interest rates or equity indices.
- Forward rate agreements which are contracts that give rise to a cash settlement at a future date for the difference between a contracted rate of interest and the interest rate at the date of settlement based on a notional principal amount.
- Options which are contractual agreements under which the seller grants the purchaser the right but not the obligation to buy (a call option) or to sell (a put option) at a set date or during a set period a specific amount of a currency or a financial instrument at a specified price. Options may be traded on an exchange or negotiated between two parties.

Further details on the group's risk management policies are set out in the overview of the business performance and Note 53.

26. Derivative instruments (continued)

The fair value of derivative instruments is set out below:

	2006 Fair value asset €m	2006 Fair value liability €m	2005 Fair value asset €m	2005 Fair value liability €m
Derivatives held by banking operations				
– designated as fair value hedges	**232**	**255**	200	210
– held for trading	**132**	**132**	139	138
	364	**387**	339	348
Derivatives held by insurance and investment operations				
– held in unitised funds for the benefit of unit-linked policyholders	**282**	**19**	18	11
– zero strike option to return growth in unitised fund to CPPI counterparty	**–**	**204**	–	–
– held to match fixed rate and tracker bond liabilities	**170**	**–**	136	–
	816	**610**	493	359

Fair value hedges by the banking operations are analysed as follows:

	31 December 2006 Notional amount €m	31 December 2006 Fair value asset €m	31 December 2006 Fair value liability €m	31 December 2005 Notional amount €m	31 December 2005 Fair value asset €m	31 December 2005 Fair value liability €m
Currency swaps	**10,960**	**10**	**22**	9,023	59	–
Interest rate swaps	**22,866**	**222**	**233**	30,348	141	210
		232	**255**		200	210

Trading derivatives are analysed below. Generally derivative assets are matched by derivative liabilities and reflect the closing of trading positions by instruments of equal and opposite duration

	31 December 2006 Notional amount €m	31 December 2006 Fair value asset €m	31 December 2006 Fair value liability €m	31 December 2005 Notional amount €m	31 December 2005 Fair value asset €m	31 December 2005 Fair value liability €m
Interest rate swaps	**29,510**	**132**	**132**	46,784	139	138
		132	**132**		139	138

Derivatives held to match fixed rate and tracker bond liabilities within the insurance operations are analysed as follows:

	Fair value asset 2006 €m	Fair value asset 2005 €m
Interest rate swaps	**11**	6
OTC options	**159**	130
	170	136

All of the banking operations derivative transactions are entered into by the parent company. The parent company may also enter into derivative transactions with subsidiaries. The fair value of parent company derivative instruments is as follows:

	2006 Fair value asset €m	2006 Fair value liability €m	2005 Fair value asset €m	2005 Fair value liability €m
– designated as fair value hedges	**272**	**259**	200	210
– held for trading	**132**	**132**	139	138
	404	**391**	339	348

27. Loans and receivables to customers

Loans by category are set out below

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Residential mortgage loans	**30,154**	23,344	**23,244**	17,944
Commercial mortgage loans *	**1,490**	1,231	**1,490**	1,231
Finance leases	**1,392**	1,131	**-**	–
Term loans	**535**	484	**535**	484
Money market funds	**161**	150	**161**	150
Loans to subsidiaries	**–**	–	**6,727**	4,286
	33,732	26,340	**32,157**	24,095

*Commercial mortgage loans exclude loans of €368m (2005:€185m) to the group's life assurance operations for the benefit of unit-linked policyholders.

There is no particular concentration of risk within these categories.

Loans and receivables can be analysed into fixed and variable rate loans as follows:

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Variable rate	**20,890**	17,180	**16,582**	12,928
Fixed rate	**12,842**	9,160	**15,289**	10,992
Non interest bearing	**–**	–	**286**	175
	33,732	26,340	**32,157**	24,095

Non interest bearing loans are all loans to subsidiaries.

Loans and receivables include €3,743m (2005: €2,290m) of asset which have been securitised but not derecognised, full details of securitised assets are set out in Note 29.

Details of provisions for loan impairments are set out in note 17.

Finance lease and instalment finance include the following:

	2006	2005
	€m	€m
Gross investment in finance leases receivables:		
No later than 1 year	**706**	576
Later than 1 year and no later than 5 years	**769**	612
Later than 5 years	**28**	31
	1,503	1,219
Unearned future finance income on finance leases	**(111)**	(88)
Net investment in finance leases	**1,392**	1,131
Net investment in finance leases receivables:		
No later than 1 year	**667**	546
Later than 1 year and no later than 5 years	**700**	557
Later than 5 years	**25**	28
	1,392	1,131

28. Loans and receivables to banks

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Loans and receivables to banks	**6,259**	4,675	**6,258**	4,684
Deposits with banks	**2,170**	1,746	**–**	–
	8,429	6,421	**6,258**	4,684

29. Securitised assets and related non-recourse funding

At 31 December 2006, the group had advances secured on residential property subject to non-recourse funding. These loans which have not been derecognised are shown within loans and receivables to customers and the non-recourse funding is shown as a separate liability.

As at 31 December 2006, the group had sold pools of mortgages of Stg£400 million to Auburn Securities 3 plc in November 2002, Stg£1 billion to Auburn Securities 4 plc in October 2004 and Stg£450 million to Auburn Securities 5 plc in September 2005. These companies issued Mortgage Backed Floating Rate Notes ('Notes') to finance the purchase of these mortgage pools.

During the course of 2006 the mortgage pools of Auburn Securities 2 plc had amortised to a level that made the securitisation structures no longer economic. Accordingly the early redemption option in the agreement was exercised and the group repurchased the residual mortgage pool.

In 2006 the group undertook a new transaction involving the sale of €2,150 million to Fastnet Securities 2 plc.

Under the terms of these securitisations, the rights of the providers of the related funds are limited to the mortgage loans in the securitised portfolios and any related income generated by the portfolios, without recourse to Irish Life & Permanent plc.

Irish Life & Permanent plc is not obliged to support any losses in respect of the mortgages subject to the non-recourse funding and does not intend to do so. During the term of the transactions, any amounts realised from the portfolios in excess of that due to the providers of the funding, less any related administrative costs, will be paid to Irish Life & Permanent plc. The providers of these fundings have agreed in writing (subject to the customary warranties and covenants) that they will seek repayment of the finance, as to both principal and interest, only to the extent that sufficient funds are generated by the mortgages and related security, and that they will not seek recourse in any other form.

The group participates in the securitisation through the provision of administration services, provision of interest rate swaps and unsecured loan financing which is subordinated to the interest of the floating note holders.

An analysis of the non-recourse funding and related assets in the group balance sheet is set out below:

	2006				2005	
	Other loans & receivables	**Assets/ liabilities**	**Total net assets**	**Non recourse funding**	Total net assets	Non recourse Funding
	€m	**€m**	**€m**	**€m**	€m	€m
Fastnet Securities 2 plc	**2,021**	**79**	**2,100**	**2,066**	–	–
Auburn Securities 2 plc	**–**	**–**	**–**	**–**	160	154
Auburn Securities 3 plc	**214**	**4**	**218**	**218**	279	272
Auburn Securities 4 plc	**941**	**20**	**961**	**961**	1,211	1,175
Auburn Securities 5 plc	**567**	**5**	**572**	**568**	640	631
	3,743	**108**	**3,851**	**3,813**	2,290	2,232

29. Securitised assets and related non-recourse funding (continued)

The summarised profit and loss account for the income earned by the group from these securitised assets, and which is included in interest income, is as follows:

	2006 €m	2005 €m
Interest income	**200**	137
Interest expense	**(176)**	(117)
Operating expenses	**(1)**	(1)
Net income	**23**	19

30. Investment properties

	Group		Company	
	2006 €m	2005 €m	**2006 €m**	2005 €m
As at 1 January	**2,300**	1,736	**32**	22
Acquisitions	**957**	317	**–**	–
Disposals	**(416)**	(37)	**(34)**	–
Transfer to property and equipment	**–**	(1)	**–**	(1)
Attributable to discontinued operations	**–**	(29)	**–**	–
Fair value adjustments	**499**	314	**3**	11
As at 31 December	**3,340**	2,300	**1**	32

Investment property is held primarily for capital appreciation and is let on a commercial basis to third parties.

Investment property is carried at fair value as determined by a registered, independent appraiser having an appropriate recognised professional qualification and recent experience in the location and category of the property being valued. Fair values take into account recent market transactions for similar properties, occupancy and rental levels.

The acquisition of certain investment properties on behalf of unit-linked policyholders is funded by borrowing. These borrowings which have recourse only to the specific property which they were used to acquire amounted to €521m at 31 December 2006 (2005:€396m).

Property held under long leasehold interest at 31 December 2006 was €88m (2005:€81m). There are no future payments under these leases. There are no contingent rents on these properties.

31. Interest in subsidiary, associated undertaking and joint venture

(a) Group's interest in associated undertakings

The group owns 30.43% (2005: 30.43%) of Allianz-Irish Life Holdings plc, an unlisted general insurance company operating in Ireland.

The group's share of Allianz-Irish Life net assets is as follows:

	2006 €m	2005 €m
1 January	**167**	136
Share of results before tax	**67**	66
Share of tax	**(11)**	(12)
Share of revaluation reserve	**7**	–
Dividends paid	**(56)**	(23)
31 December	**174**	167

31. Interest in subsidiary, associated undertaking and joint venture (continued)

Summary financial information on Allianz-Irish Life Holdings plc (100%) is as follows:

	2006 €m	2005 €m
Assets	**1,974**	1,978
Liabilities	**1,403**	1,430
Equity	**571**	548
Gross premium written	**604**	616
Profit after tax	**183**	177

The group's share of profits of Allianz-Irish Life Holdings plc for the year ended 31 December 2006 was €56m (2005:€54m).

(b) Group's interest in joint venture

The group owns 50% of Springboard Mortgages, a specialist mortgage lender, established as a joint venture with Merrill Lynch.

	2006 €m	2005 €m
1 January	**–**	–
Additions	**1**	–
Share of results	**(1)**	–
	–	–

(c) Company's interest in subsidiary undertakings

	2006 €m	2005 €m
1 January	**2,852**	2,849
Additions	**2**	3
31 December	**2,854**	2,852

Details of the group's principal subsidiary and associated undertakings are set out in note 51.

32. Property and equipment

Group	Land and Buildings €m	Office and computer equipment €m	Motor vehicles €m	Total €m
Cost				
At 1 January 2006	**360**	**201**	**21**	**582**
Additions	**10**	**16**	**8**	**34**
Valuation	**82**	**–**	**–**	**82**
Disposals	**(3)**	**(5)**	**(7)**	**(15)**
At 31 December 2006	**449**	**212**	**22**	**683**
Depreciation				
At 1 January 2006	**7**	**160**	**11**	**178**
Provided in the year	**8**	**16**	**4**	**28**
Disposals	**–**	**(4)**	**(5)**	**(9)**
At 31 December 2006	**15**	**172**	**10**	**197**
Net book value as at 31 December 2006	**434**	**40**	**12**	**486**

32. Property and equipment (continued)

Company	Land and Buildings €m	Office and computer equipment €m	Motor vehicles €m	Total €m
Cost				
At 1 January 2006	246	60	6	312
Additions	10	4	2	16
Valuation	39	–	–	39
Disposals	(1)	–	(2)	(3)
At 31 December 2006	294	64	6	364
Depreciation				
At 1 January 2006	5	47	2	54
Provided in the year	7	4	1	12
Disposals	–	–	(1)	(1)
At 31 December 2006	12	51	2	65
Net book value as at 31 December 2006	282	13	4	299

Group	Land and Buildings €m	Office and computer equipment €m	Motor vehicles €m	Total €m
Cost				
At 1 January 2005	290	189	22	501
Additions	16	13	6	35
Valuation	60	–	–	60
Disposals	(7)	(1)	(7)	(15)
Reclassification from investment properties	1	–	–	1
At 31 December 2005	360	201	21	582
Depreciation				
At 1 January 2005	26	146	11	183
Reclassified on valuation	(26)	–	–	(26)
Provided in the year	7	15	3	25
Disposals	–	(1)	(3)	(4)
At 31 December 2005	7	160	11	178
Net book value as at 31 December 2005	353	41	10	404

Company	Land and buildings €m	Office and computer equipment €m	Motor vehicles €m	Total €m
Cost				
At 1 January 2005	194	57	7	258
Additions	10	4	2	16
Valuation	47	–	–	47
Disposals	(6)	(1)	(3)	(10)
Reclassification from investment properties	1	–	–	1
At 31 December 2005	246	60	6	312

32. Property and equipment (continued)

	Land and buildings €m	Office and computer equipment €m	Motor vehicles €m	Total €m
Depreciation				
At 1 January 2005	23	42	3	68
Reclassified on valuation	(23)	–	–	(23)
Provided in the year	5	5	1	11
Disposals	–	–	(2)	(2)
At 31 December 2005	5	47	2	54
Net book value as at 31 December 2005	241	13	4	258

Land and buildings were revalued at 31 December 2006. Valuations were carried out by registered, independent appraisers having an appropriate recognised professional qualification and recent experience in the location and category of the property being valued. Values take into account recent market transactions for similar properties.

The historic cost of land and buildings in the group is €186m (2005: €177m).

33. Shareholders' value of in-force business

The shareholders' value of in-force business for insurance contracts is computed using EEV principles issued in May 2004 by the European Chief Financial Officers' forum. Shareholders' value of in-force business represents the present value of future shareholders cash flow less a deduction for the cost of required capital and before allowing for tax and includes a deduction for the time value of financial options & guarantees. Further details of the EV principles are set out in the supplementary EV basis on pages 120 to 123.

A. Assumptions

The principal assumptions are set out below:

Principal economic assumptions

The assumed future pre-tax returns on fixed interest securities are set by reference to gross redemption yields available in the market at the end of the reporting period. The risk free rate of return used for the risk discount rate is based on the yield available for the effective duration of the future cash flows underlying the shareholders' value of in-force business. The corresponding return on equities and property is equal to the risk free rate assumption plus the appropriate risk premium. An asset mix based on the assets held at the valuation date within policyholder funds has been assumed within the projections.

	31 December 2006	31 December 2005	31 December 2004
Equity risk premium	**3.0%**	3.0%	3.0%
Property risk premium	**2.0%**	2.0%	2.0%
Risk free rate	**3.9%**	3.2%	3.5%
Investment return			
– Fixed interest	**3.5% - 4.6%**	2.5% - 3.6%	2.5% - 4.2%
– Equities	**6.9%**	6.2%	6.5%
– Property	**5.9%**	5.2%	5.5%
Risk margin	**3.5%**	3.3%	3.2%
Risk discount rate	**7.4%**	6.5%	6.7%
Expense inflation	**4.1%**	3.6%	3.6%

33. Shareholders' value of in-force business (continued)

Other assumptions

The assumed future mortality, morbidity and persistency assumptions are based on published tables of rates, adjusted by analyses of recent operating experience. Persistency assumptions are set by reference to recent operating experience.

The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. No allowance has been made for future productivity improvements in the expense assumptions.

Projected tax has been determined assuming current tax legislation and rates.

EEV results are computed on a before and after tax basis.

B. Analysis of the movement in the year

The change in the shareholders' value of in-force asset is analysed as follows:

	2006 €m	2005 €m
As at 1 January	**546**	525
Credit in income statement in the year	**117**	76
Attributable to discontinued activities	**–**	(55)
As at 31 December	**663**	546

€17m (2005: €(5)m) of the change in the period is due to operating assumptions changes and €(11)m (2005: €15m) is due to economic assumption changes.

C. Sensitivity calculations

A number of sensitivities have been produced on alternative assumption sets to reflect the sensitivity of the insurance shareholder value of in-force asset to changes in key assumptions. The details of each sensitivity are set out below, all amounts are after allowing for the associated deferred tax effect:

- 1% decrease in discount rate would increase equity by €56m.
- 1% increase in discount rate would reduce equity by €50m.
- 10% decrease in maintenance expenses would increase equity by €16m.
- 10% improvement in assumed persistency rates would increase equity by €12m.
- 5% decrease in both mortality and morbidity rates would increase equity by €13m.

34. Goodwill and intangible assets

Group	**Software €m**	**Goodwill €m**	**Total €m**
Cost			
At 1 January 2006	**120**	**198**	**318**
Additions	**9**	**9**	**18**
At 31 December 2006	**129**	**207**	**336**
Amortisation			
At 1 January 2006	**60**	**–**	**60**
Amortisation for the year	**15**	**–**	**15**
At 31 December 2006	**75**	**–**	**75**
Net book value as at 31 December 2006	**54**	**207**	**261**

34. Goodwill and intangible assets (continued)

	Software €m	Goodwill €m	Total €m
Cost			
At 1 January 2005	98	198	296
Additions	23	–	23
Attributable to discontinued activities	(1)	–	(1)
At 31 December 2005	120	198	318
Amortisation			
At 1 January 2005	45	–	45
Amortisation for the year	15	–	15
At 31 December 2005	60	–	60
Net book value as at 31 December 2005	60	198	258

Company	Software €m	Goodwill €m	Total €m
Cost			
At 1 January 2006	**50**	**170**	**220**
Additions	**6**	**–**	**6**
At 31 December 2006	**56**	**170**	**226**
Amortisation			
At 1 January 2006	**29**	**–**	**29**
Amortisation for the year	**6**	**–**	**6**
At 31 December 2006	**35**	**–**	**35**
Net book value as at 31 December 2006	**21**	**170**	**191**

	Software €m	Goodwill €m	Total €m
Cost			
At 1 January 2005	39	170	209
Additions	11	–	11
At 31 December 2005	50	170	220
Amortisation			
At 1 January 2005	24	–	24
Amortisation for the year	5	–	5
At 31 December 2005	29	–	29
Net book value as at 31 December 2005	21	170	191

The goodwill acquired during the year arises on the acquisition of a brokerage subsidiary.

34. Goodwill and intangible assets (continued)

Goodwill is attributable to two business units as set out below:

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Banking operations	**170**	170	**170**	170
Other operations	**37**	28	**–**	–
	207	198	**170**	170

The carrying value of goodwill is tested for impairment by calculating the recoverable amount.
The recoverable amount is based on value in use calculations at cash generating units using cash-flow projections based on actual operating results and future business plans. Cash-flows for a further 20 year period are extrapolated and discounted using a pre-tax discount rate of 7.4%. The discount rate is based on a risk free rate adjusted for risk margin and is in-line with rates used in calculating the future cash-flows for shareholders' value of in-force business. Cash flows assume growth will be 5% until 2010 thereafter growth is reduced to 3%, reflecting the economic forecast for the Irish economy. Based on the testing performed there is no indication of impairment of goodwill under any reasonably forseeable circumstances.

35. Deferred acquisition costs

	2006	2005
	€m	€m
As at 1 January	**182**	182
Arising in the year	**69**	49
Charge to income arising in the year	**(39)**	(28)
Attributable to discontinued activities	**–**	(21)
As at 31 December	**212**	182

36. Other assets

Group	**2006**	2005
	€m	€m
Amounts falling due within one year		
– Amount due from policyholders	**57**	49
– Amount due from intermediaries	**4**	3
– Investment trading balances	**76**	1
– Other debtors	**48**	32
	185	85

Company	**2006**	2005
	€m	€m
Amounts falling due within one year		
– Amounts due from subsidiary undertakings	**27**	17
– Current tax asset	**1**	–
	28	17

37. Deposits by banks

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Deposits by banks	**5,526**	2,281	**5,305**	2,084
	5,526	2,281	**5,305**	2,084

€462m of the deposits by credit institutions comprise the group's obligations to the Central Bank and Financial Services Authority of Ireland ("CBFSAI") under the terms of the Mortgage Backed Promissory Note (MBPN) programme. These obligations have been secured by way of a first floating charge to the CBSFAI over all its right, title, interest and benefit, in €895m of loans and advances to customers.

Otherwise than with the prior written consent of the CBFSAI, the group has pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets. Deposits by banks includes €984m of securities sold under agreement to repurchase (2005: nil).

38. Customer accounts

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Customer accounts	**13,643**	12,808	**13,505**	12,650
Due to subsidiary undertakings	**–**	–	**458**	454
	13,643	12,808	**13,963**	13,104

Customer accounts include €180m of securities sold under agreements to repurchase (2005: €715m).

39. Life insurance contracts including life insurance contracts with discretionary participation features (DPF)

A Analysis of insurance contract liabilities

	31 December 2006			31 December 2005		
	Gross	**Reinsurance**	**Net**	Gross	Reinsurance	Net
	€m	**€m**	**€m**	€m	€m	€m
Unit-linked liabilities	**953**	**(1)**	**952**	934	(2)	932
Non-linked liabilities						
without discretionary participation features	**2,929**	**(1,586)**	**1,343**	2,944	(1,620)	1,324
with discretionary participation features	**191**	**–**	**191**	204	–	204
	4,073	**(1,587)**	**2,486**	4,082	(1,622)	2,460

The change in liabilities during 2006 is analysed as follows:

	Gross	**Reinsurance**	**Net**
	€m	**€m**	**€m**
Balance at 1 January 2006	**4,082**	**(1,622)**	**2,460**
Premiums	**584**	**(204)**	**380**
Claims	**(410)**	**117**	**(293)**
Return credited to policyholder	**166**	**(50)**	**116**
Fees deducted	**(97)**	**(31)**	**(128)**
Change in economic assumptions	**(191)**	**137**	**(54)**
Changes in operating assumptions	**(82)**	**78**	**(4)**
Exchange differences	**3**	**–**	**3**
Other	**18**	**(12)**	**6**
Balance at 31 December 2006	**4,073**	**(1,587)**	**2,486**

39. Life insurance contracts (continued)

The change in liabilities during 2005 is analysed as follows:

	Gross €m	Reinsurance €m	Net €m
Balance at 1 January 2005	4,148	(1,403)	2,745
Premiums	484	(159)	325
Claims	(383)	108	(275)
Attributable to discontinued activities	(485)	12	(473)
Return credited to policyholder	238	(20)	218
Fees deducted	(131)	(30)	(161)
Change in economic assumptions	210	(129)	81
Changes in operating assumptions	(12)	1	(11)
Exchange differences	5	–	5
Other	8	(2)	6
Balance at 31 December 2005	4,082	(1,622)	2,460
Charged to income statement	(9)	35	26

B. Assumptions

The liabilities for insurance contracts are calculated in accordance with insurance regulations in force in Ireland.

Liabilities for unit-linked insurance contracts include amounts reflecting the value of the underlying funds in which the policy is invested.

Liabilities are calculated using either the net or the gross premium method. In calculating the appropriate liability for non-linked insurance liabilities including the closed block of business with discretionary participation features, it is necessary to make assumptions on a range of items. The assumptions which have the most significant impact on the measurement of liabilities are:

- Interest rates
- Mortality and morbidity
- Expenses

The interest rates gross of tax used are as follows:

	2006	2005
Regular premium business		
No DPF	**3.82% to 3.85%**	3.13% to 3.39%
With DPF	**2.18% to 3.75%**	2.18% to 3.75%
Single premium business	**2.95% to 3.84%**	2.35% to 3.20%

Mortality and morbidity assumptions are based on the standard industry published tables amended where appropriate to reflect the group's current experience and to allow for expected improvements or disimprovements in mortality. The tables used for 2006 and 2005 are as follows:

Lives assured	– Non linked	75%-80% AM/AF92 ultimate
	– Linked	110% AM/AF92 ultimate
Annuities		100% PMA 92 (c=2003) males
		100% PFA 92 (c=2003) females
		Future mortality rates to improve on medium cohorts basis with minimum improvement of 0.75% p.a.
Disability rates		Inception: Males 80% CMIR(12), Females 240% CMIR(12)
		Termination 32% to 128% CIDA rates
Serious Illness rates		163%(2005:195%) of IC94 for smokers with 3% p.a. future deterioration
		100%(2005:120%) of IC94 for non-smokers with 3% p.a. future deterioration

Expense assumptions are based on the current year expenses and size of book. Expense inflation assumption is 4.1% (2005: 3.6%).

39. Life insurance contracts (continued)

C. Changes in assumptions

The principal changes in assumptions since 31 December 2005 were:

- Interest rates used were changed to reflect the actual market interest rates at 31 December 2006. This reduced liabilities by €60m after allowing for reinsurance however this is largely offset by movement in matching assets reflecting the group's policy of matching assets and liabilities where possible.
- Expense inflation assumption was increased to reflect increase in inflation which increased liabilities by €6m after allowing for reinsurance.
- Serious illness assumptions were changed to reflect the latest experience which reduced liabilities by €9m after allowing for reinsurance.
- Expense assumptions were changed to reflect current unit costs which increased liabilities by €5m after allowing for reinsurance.

D. Sensitivities

The following present the sensitivities of insurance liabilities to changes in the assumptions

1% decrease in interest rates would increase liabilities by €150m after allowing for reinsurance.

1% increase in interest rates would decrease liabilities by €122m after allowing for reinsurance.

5% decrease in risk rates would decrease liabilities by €10m after allowing for reinsurance.

The above are based on a change in assumption while holding all other assumptions constant. In practice this is unlikely to occur and changes in assumptions may be correlated while the effect of changes in interest rates would be linked to similar changes in the value of corresponding assets.

40. Investment contract liabilities

	31 December 2006			31 December 2005		
	Gross €m	**Reinsurance €m**	**Net €m**	Gross €m	Reinsurance €m	Net €m
Unit-linked liabilities	**23,846**	**(368)**	**23,478**	18,679	(365)	18,314
Non-linked and guaranteed tracker liabilities	**893**	**–**	**893**	1,091	–	1,091
Investment financial options and guarantees	**23**	–	**23**	28	–	28
Minority share of unit trust	**35**	–	**35**	–	–	–
	24,797	**(368)**	**24,429**	19,798	(365)	19,433

The minority share of unit trust refers to the portion of a property unit trust consolidated in the financial statements which is not attributable to Irish Life Assurance policyholders. The trust is consolidated as Irish Life Assurance is deemed by its percentage holding to have a controlling interest.

The change in liabilities during 2006 is analysed as follows:

	Gross €m	**Reinsurance €m**	**Net €m**
Balance at 1 January 2006	**19,798**	**(365)**	**19,433**
Premiums	**4,360**	**–**	**4,360**
Claims	**(1,893)**	**29**	**(1,864)**
Movement in minority share of unit trust	**35**	**–**	**35**
Return credited to policyholder	**2,707**	**(35)**	**2,672**
Fees deducted	**(212)**	**3**	**(209)**
Exchange movements	**2**	**–**	**2**
Balance at 31 December 2006	**24,797**	**(368)**	**24,429**

40. Investment contract liabilities (continued)

The change in liabilities during 2005 is analysed as follows:

	Gross €m	Reinsurance €m	Net €m
Balance at 1 January 2005	15,860	(301)	15,559
Premiums	3,135	–	3,135
Claims	(1,668)	17	(1,651)
Attributable to discontinued activities	(555)	(32)	(587)
Return credited to policyholder	3,183	(49)	3,134
Fees deducted	(174)	–	(174)
Exchange movements	17	–	17
Balance at 31 December 2005	19,798	(365)	19,433

41. Financial options and guarantees

The main options and guarantees for which financial options and guarantees ("FOG") costs have been determined are:

(a) Investment guarantees on certain unit-linked funds, where the unit returns to policyholders are smoothed subject to a minimum guaranteed return (in the majority of cases the minimum guaranteed change in unit price is 0%, usually representing a minimum return of the original premium). An additional management charge is levied on policyholders investing in these funds, compared to similar unit-linked funds without this investment guarantee. This extra charge is allowed for in calculating the FOG cost;

(b) Guaranteed annuity rates on a small number of products;

(c) Return of premium death guarantees on certain unit-linked single premium products;

(d) Guaranteed benefits for policies in the closed with-profit fund.

The cost of these FOGs is calculated using stochastic models calibrated on a market consistent basis. There are two elements to the cost:

- The time value, this is required where a financial option exists which is exercisable at the discretion of the policyholder. The time value of an option reflects the additional value inherent in the option due to the potential for the option to increase in value prior to its expiry date, usually due to movements in the market value of assets.
- The intrinsic value, which is the value based on market conditions at the date of the valuation.

Where a FOG relates to a contract classed as an investment contract, the investment contract liability includes both the time value and the intrinsic value.

In accordance with EEV principles where FOGs are as part of an insurance contract, allowance is made for the intrinsic value of FOGs in the insurance contract liabilities and an explicit deduction is made to the shareholder value of in-force asset for the time value. The time value of FOGs is calculated using stochastic models calibrated on a market consistent basis.

Note 15 to the supplementary EV information sets out the detailed assumptions used to calculate the cost.

42. Other liabilities

Group	2006 €m	2005 €m
Amounts falling due within one year		
PAYE	9	9
Other taxation	6	1
Investment trading balances	169	18
Other creditors	189	156
Premiums on deposit	38	5
Bank overdraft	18	14
	429	203
Amounts falling due after one year		
Other creditors*	6	–
	435	203

Company	2006 €m	2005 €m
Amounts falling due within one year		
PAYE	6	5
Other creditors	44	24
Amounts due to subsidiary undertaking	5	17
	55	46

*Other creditors falling due after one year include the outstanding consideration due on the purchase of a brokerge subsidiary.

43. Deferred taxation

Group

Deferred tax assets and liabilities are attributable to the following:

	2006			
	As at 1 Jan 2006 €m	Recognised in income in 2006 €m	Recognised in equity in 2006 €m	As at 31 Dec 2006 €m
Property and equipment	46	(9)	12	49
Deferred acquisition costs	23	(21)	–	2
Deferred front end fees	(20)	16	–	(4)
Shareholder value of in-force business	60	58	–	118
Investment contract liabilities	8	(8)	–	–
Undistributed life business surpluses	44	4	–	48
Unrealised gains on assets	–	(3)	–	(3)
Retirement benefits	(11)	–	–	(11)
Effective interest rate	10	(2)	–	8
Losses carried forward	(1)	(5)	–	(6)
Other timing differences	(2)	–	–	(2)
	157	30	12	199

43. Deferred taxation (continued)

	2005				
	As at 1 Jan 2005	Recognised in income in 2005	Recognised in equity in 2005	Attributable to dis-continued activities	As at 31 Dec 2005
	€m	€m	€m	€m	€m
Property and equipment	33	1	12	–	46
Deferred acquisition costs	20	9	–	(6)	23
Deferred front end fees	(22)	(6)	–	8	(20)
Shareholder value of in-force business	70	8	–	(18)	60
Investment contract liabilities	9	1	–	(2)	8
Undistributed life business surpluses	47	(3)	–	–	44
Unrealised gains on assets	(7)	(5)	–	12	–
Retirement benefits	(13)	2	–	–	(11)
Effective interest rate	13	(3)	–	–	10
Other timing differences	(3)	–	–	–	(3)
	147	4	12	(6)	157

Company

Deferred tax assets and liabilities are attributable to the following:

	2006			
	As at 1 Jan 2006	**Recognised in income in 2006**	**Recognised in equity in 2006**	**As at 31 Dec 2006**
	€m	**€m**	**€m**	**€m**
Property and equipment	**38**	**(4)**	**7**	**41**
Unrealised gains on assets	**(4)**	**2**	**–**	**(2)**
Retirement benefits	**(18)**	**–**	**–**	**(18)**
Effective interest rate	**10**	**(3)**	**–**	**7**
Other timing differences	**(4)**	**–**	**–**	**(4)**
	22	**(5)**	**7**	**24**

	2005			
	As at 1 Jan 2005	Recognised in income in 2005	Recognised in equity in 2005	As at 31 Dec 2005
	€m	€m	€m	€m
Property and equipment	26	1	11	38
Unrealised gains on assets	(3)	(1)	–	(4)
Retirement benefits	(20)	2	–	(18)
Effective interest rate	13	(3)	–	10
Other timing differences	(1)	(3)	–	(4)
	15	(4)	11	22

44. Deferred front end fees

	2006 €m	2005 €m
As at 1 January	**159**	203
Arising in the year	**20**	21
Credit to income arising in the year	**(31)**	(37)
Attributable to discontinued activities	**–**	(28)
As at 31 December	**148**	159

45. Subordinated liabilities

	Group		Company	
	2006 €m	2005 €m	**2006 €m**	2005 €m
US$50m 7.73% perpetual fixed rate loan note (i)	**39**	43	**39**	43
US$25m 7.53% fixed rate loan repayable in 2012 (i)	**19**	21	**19**	21
US$25m variable rate loan repayable in 2012 (i)	**19**	21	**19**	21
JPY20bn fixed rate loan repayable in 2034 (i)	**157**	178	**157**	178
€150m variable rate loan repayable in 2013	**151**	151	**151**	151
€10m variable rate loan repayable in 2023	**10**	10	**10**	10
€500m 6.25% fixed rate loan repayable in 2011	**526**	526	**526**	526
€18m variable rate loan repayable in 2011	**18**	18	**18**	18
€10m 6.5% fixed rate loan repayable in 2012	**10**	10	**10**	10
€10m 4.31% fixed rate loan repayable in 2035	**10**	10	**10**	10
€10m variable rate loan repayable in 2015	**10**	10	**10**	10
€50m variable rate loan repayable in 2015	**50**	50	**50**	50
€200m variable rate loan repayable in 2015	**200**	200	**200**	200
JPY 7bn 3.98% perpetual fixed rate loan (i)	**50**	56	**50**	56
JPY 10bn 3.75% perpetual fixed rate loan note (i)	**72**	81	**72**	81
€50m variable rate loan repayable in 2016	**50**	–	**50**	–
	1,391	1,385	**1,391**	1,385

Of the above, €1,223m (2005: €1,306m) ranks as Tier 2 capital for capital adequacy purposes.

(i) The Yen and US dollar currency risk has been hedged and is therefore fair valued in the income statement together with the fair value of the related hedging instrument.

46. Reconciliation of movement in capital and reserves

Group

2006

	Share capital	Share premium	Revaluation reserve	Available for sale reserve	Merger reserve	Other capital reserves	Retained earnings: Distributable reserves	Retained earnings: Non-distributable	Total excluding minority interest	Minority interest	Total including minority interest
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
As at 1 January 2006	87	74	189	(1)	(21)	36	673	1,038	2,075	8	2,083
Issue of share capital	1	42	–	–	–	–	–	–	43	–	43
Profit for the year	–	–	–	–	–	–	358	–	358	3	361
Revaluation gains (net of tax)	–	–	76	–	–	–	–	–	76	1	77
Change in value of available for sale financial assets	–	–	–	2	–	–	–	–	2	–	2
Transfer between reserves	–	–	(5)	–	–	(1)	(35)	41	–	–	–
Change in own shares at cost	–	–	–	–	–	–	6	–	6	–	6
Purchase of treasury shares for long term incentive plan	–	–	–	–	–	–	(4)	–	(4)	–	(4)
Equity settled transactions	–	–	–	–	–	2	–	–	2	–	2
Dividends	–	–	–	–	–	–	(173)	–	(173)	–	(173)
As at 31 December 2006	**88**	**116**	**260**	**1**	**(21)**	**37**	**825**	**1,079**	**2,385**	**12**	**2,397**
Analysed as follows:											
Reserves at 31 December 2006	88	116	260	1	(21)	37	825	1,079	2,385	12	2,397
Unrecognised own shares held for the benefit of policyholders*	–	–	–	–	–	–	78	82	160	–	160
Reserves inclusive of revalued own shares at 31 December 2006	88	116	260	1	(21)	37	903	1,161	2,545	12	2,557

2005

	Share capital	Share premium	Revaluation reserve	Available for sale reserve	Merger reserve	Other capital reserves	Retained earnings: Distributable reserves	Retained earnings: Non-distributable	Total excluding minority interest	Minority interest	Total including minority interest
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
As at 1 January 2005	86	52	116	(1)	(21)	30	472	1,049	1,783	8	1,791
Issue of share capital	1	22	–	–	–	–	–	–	23	–	23
Profit for the year	–	–	–	–	–	–	353	–	353	–	353
Revaluation gains (net of tax)	–	–	74	–	–	–	–	–	74	–	74
Transfer between reserves	–	–	(1)	–	–	–	12	(11)	–	–	–
Change in own shares at cost	–	–	–	–	–	–	(12)	–	(12)	–	(12)
Equity settled transactions	–	–	–	–	–	6	–	–	6	–	6
Dividends	–	–	–	–	–	–	(152)	–	(152)	–	(152)
As at 31 December 2005	87	74	189	(1)	(21)	36	673	1,038	2,075	8	2,083
Analysed as follows:											
Reserves at 31 December 2005	87	74	189	(1)	(21)	36	673	1,038	2,075	8	2,083
Unrecognised own shares held for the benefit of policyholders*	–	–	–	–	–	–	76	62	138	–	138
Reserves inclusive of revalued own shares at 31 December 2005	87	74	189	(1)	(21)	36	749	1,100	2,213	8	2,221

46. Reconciliation of movement in capital and reserves (continued)

Company

2006

	Share capital	Share premium	Revaluation reserve	Available for sale reserve	Other capital reserves	Retained earnings	Total
	€m	€m	€m	€m	€m	€m	€m
As at 1 January 2006	87	2,772	128	(1)	14	414	3,414
Issue of share capital	1	42	–	–	–	–	43
Profit for the year	–	–	–	–	–	310	310
Revaluation gains (net of tax)	–	–	32	–	–	–	32
Change in value of available for sale financial assets	–	–	–	2	–	–	2
Purchase of treasury shares for long term incentive plan	–	–	–	–	–	(4)	(4)
Equity settled transactions	–	–	–	–	2	–	2
Dividends	–	–	–	–	–	(173)	(173)
As at 31 December 2006	**88**	**2,814**	**160**	**1**	**16**	**547**	**3,626**

2005

	Share capital	Share premium	Revaluation reserve	Available for sale reserve	Other capital reserves	Retained earnings	Total
	€m	€m	€m	€m	€m	€m	€m
As at 1 January 2005	86	2,750	72	(1)	8	253	3,168
Issue of share capital	1	22	–	–	–	–	23
Profit for the year	–	–	–	–	–	312	312
Revaluation gains (net of tax)	–	–	57	–	–	–	57
Transfer between reserves	–	–	(1)	–	–	1	–
Equity settled transactions	–	–	–	–	6	–	6
Dividends	–	–	–	–	–	(152)	(152)
As at 31 December 2005	87	2,772	128	(1)	14	414	3,414

* Own shares held are held (excluding shares held for the long term incentive plan) within the group's life operations for the benefit of life assurance policyholders. In accordance with IFRS the cost of these shares is deducted from distributable reserves. The liability to policyholder is based on the fair value of the shares, and the change in liability, due to the mark to market of the shares, is charged to non-distributable reserves.

The merger reserve is the difference between the shares issued by Irish Permanent plc and the nominal value of the issued share capital of Irish Life plc on the merger of the companies and amounts to a deficit of €2,719m. The share premium arising on the shares (€2,698m) issued in connection with the merger has been classified with the merger reserve rather than with the other share premium in existence in the company.

Revaluation reserve relates to revaluation of properties occupied by the group and is not distributable.

Available for sale reserve relates to the revaluation of assets classified as available for sale.

Other capital reserves includes the share premium (€21m) of Irish Life plc at the date of the merger, €7m capital redemption reserve arising from the repurchase and cancellation of shares and €9m reserves arising on employee equity settled transactions. In the company other capital reserves consist of €7m capital redemption reserve and €9m reserves arising on employee equity settled transactions.

47. Authorised and issued share capital

Authorised share capital as at 31 December:

	Number of Shares	2006 Share Capital €m	2005 Share Capital €m
Ordinary shares of 32 cent each	**400,000,000**	**128**	128
€ preference shares	**300,000,000**	**300**	300
US$ preference shares	**200,000,000**	**152**	170
Stg£ preference shares	**100,000,000**	**149**	146

The number of ordinary 32 cent fully paid up shares is as follows:

	2006	2005
At 1 January	**271,654,204**	269,690,752
Issued during the year	**3,514,503**	1,963,452
At 31 December	**275,168,707**	271,654,204
Own shares held for the benefit of life assurance policyholders	**7,637,159**	7,971,405
Shares held under employee benefit trust	**207,914**	–

All of the shares issued in the period were as a result of the exercise of options under the group's share options schemes. Consideration received was €43m (2005: €23m).

Own shares held for the benefit of life assurance policyholders are held by Irish Life assurance plc and represent 2.8% (2005: 2.9%) of the issued share capital of the company.

Treasury shares held were acquired in July 2006 for €4m in anticipation of share awards that may vest under the long-term incentive plan for senior management.

48. Analysis of equity and capital

a. Shareholders' equity

The group equity is analysed as follows:

	2006 €m	2005 €m
Banking		
Net assets	**775**	561
Goodwill	**170**	170
	945	731
Insurance and investment		
Net assets	**1,363**	1,256
Deduction in respect of liability relating to own shares held for the benefit of life assurance policyholders	**(160)**	(138)
	1,203	1,118
Other operations		
Net assets	**26**	31
Goodwill	**37**	28
	63	59
Associated undertaking	**174**	167
Equity excluding minority interest	**2,385**	2,075
Minority Interest	**12**	8
Shareholders' equity including minority interest	**2,397**	2,083

48. Analysis of equity and capital (continued)

b. Analysis of available life assurance capital

The regulatory capital requirements of the life assurance business are determined according to the European Communities (Life Assurance) Framework Regulations 1994 modified by the EU directive 2002/83/EC. The regulations set down the approach to be used to value the assets and liabilities and the calculation of the required solvency margin.

	2006 €m	2005 €m
Total shareholders' funds attributable to life business	**1,203**	1,118
Less : Shareholder value of in-force business		
Gross	**(663)**	(546)
Related deferred tax	**117**	89
Shareholders' funds excluding VIF	**657**	661
Adjustments to valuation of assets and liabilities to regulatory basis	**(13)**	(17)
Proposed dividend from life operations	**-**	(75)
Other assets available to cover solvency margin	**46**	41
Regulatory capital on continuing activities	**690**	610
Held within the long-term business fund	**433**	444
Held outside the long-term business fund	**257**	166
	690	610

The solvency cover for Irish Life Assurance plc, the group's main life assurance operation, is 1.8 (2005: 1.7) times the minimum requirement at 31 December 2006. The level of required capital should be at least the level of solvency capital at which the local supervisory authority is empowered to take action and any further amount that may be encumbered by local supervisory restrictions. In light of this, the directors have set the level of required capital at 150% of the minimum requirement. The directors consider this to be a conservative level of capital to manage the business having regard for the basis of calculating liabilities and the insurance and operational risks inherent in the underlying products. Each of the group's entities has sufficient capital on a stand alone basis and therefore no capital injections are expected to be needed in the future. Transfers of capital out of the life companies are subject to companies continuing to meet the regulatory capital requirements.

Shareholder capital within the life business is mainly held within the long-term business fund and is invested in cash, short-term debt securities and property.

The group has provided for the cost of financial options and guarantees on a market consistent basis, details of this together with the process of setting other assumptions are set out in notes 40 and 41.

Capital is affected by a range of factors including interest rates, mortality and morbidity. The group's capital management and risk management policies are discussed further in the overview of business performance and Note 53 to the accounts. Note 40 sets out the basis for calculation of the liabilities and sensitivities.

48. Analysis of equity and capital (continued)

This table analyses the change in regulatory capital on continuing activities.

	2006 €m	2005 €m
Regulatory capital at 1 January	**610**	577
Capital generated from existing business		
– Expected return	**185**	148
– Experience variances	**(3)**	24
– Operating assumption changes	**(1)**	21
– Development expenditure	**–**	(7)
New business strain	**(164)**	(118)
Expected investment return	**23**	16
Short term investment fluctuations	**53**	30
Effect of economic assumption changes	**(6)**	(3)
Other	**3**	9
Change in inadmissible assets	**3**	2
Dividends	**(13)**	(89)
Regulatory capital at 31 December	**690**	610

Best estimate assumptions are used to analyse the various components of the capital movements which are explained as follows:

Capital generated on existing business which has three components

- Expected return: the capital which would arise if the existing business behaved in line with the EV assumptions
- Experience variances: the capital arising because actual experience in the year differs from the EV assumptions on mortality, morbidity, persistency, expenses and non linked matching.
- Operating assumption changes: The effect on capital of changes to regulatory liability demographic and expense assumptions. These assumptions are reviewed regularly and are changed where appropriate in light of either current or expected experience.

New business strain: when a life assurance contract is written significant acquisition costs are normally incurred up-front, these costs are then recovered through future charges. This up-front payment gives rise to a reduction in capital.

Expected investment return: capital generated by the expected investment earnings on the net assets attributable to shareholders using the equity and property investment return EV assumptions applicable at the start of the financial year.

Short term investment fluctuations: this is the effect on capital of the difference between the actual investment return achieved and the long-term investment return assumed for both policyholder and shareholder assets.

Effect of economic assumption changes: this is the impact on capital of changes in economic assumptions excluding changes in non-linked regulatory liability interest assumptions.

49. Cash and cash equivalents

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Cash and balances at central banks	**228**	162	**109**	97
Items in the course of collection	**152**	137	**152**	137
Loans and receivables to banks	**976**	257	**975**	257
	1,356	556	**1,236**	491

Cash and cash equivalents for the group includes €30m (2005:€30m) held on behalf of policyholder funds which is not available for use by the group.

50. Contingent liabilities and commitments

A. Capital Commitments

In the normal course of its banking business the group and company have entered into commitments to lend money as follows:

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Guarantees and irrevocable letters of credit	**5**	5	**52**	52
Commitments to extend credit				
– less than one year	**373**	288	**373**	288
– one year and over	**194**	167	**194**	167
	567	455	**567**	455

The group has entered into commitments to purchase investment properties totalling €220m (2005:€39m) for the benefit of unit-linked policyholders.

Commitments to extend credit do not expose the group or company to significant interest rate risk.

B. Contingencies

The group like all other banks and insurance companies is subject to litigation in the normal course of its business. The group does not believe that any such litigation will have a material effect on its profit or loss and financial condition.

As part of the agreement in 2001 to dispose of Interstate Life Assurance Company Limited, its wholly owned US subsidiary, the group provided certain guarantees in regard to persistency experience on a block of business held by Interstate. The maximum amount payable on foot of these guarantees is €9.9m. The group believe that the crystallisation of this amount is unlikely.

DIRT is a withholding tax which Irish financial institutions are required to deduct from interest paid on deposits. Interest may be paid in certain circumstances without such withholding tax, including where the deposit is made by a non-resident, a company, a charity or a pension fund and a declaration of the kind required has been made to the financial institution.

The Irish Life & Permanent group's policy and practice has always been to account for its DIRT obligations in accordance with the law and with Revenue practice.

Following an enquiry in 1999, into the administration of DIRT by financial institutions in the Republic of Ireland by the Public Accounts Committee of Dail Eireann, the Revenue Commissioners undertook audits of the historic compliance with all aspects of the administration for DIRT in all of the major financial institutions in the State, including the Irish Life & Permanent group. The audit of Guinness & Mahon (Ireland) Limited, a group subsidiary, is ongoing and a payment on account of €0.5m has been made in respect of this company.

52. Related parties (continued)

Transactions with key management personnel

Key management personnel include non-executive directors, executive directors and group senior management. Details of current group senior management are set out on page 20. Group senior management for 2006 include the Group Head of Human Resources who resigned effective 31 January 2007. Non-executive directors are compensated by way of fees only. The compensation of executive directors and other group senior management comprises salary and other benefits together with pension benefits. In addition they participate in the group's profit sharing and share option schemes. Full details of directors' compensation are set out in the Directors Report on Remuneration on pages 32 to 34. Details of the share options are set out in note 15. Total compensation to key management personnel is as follows:

	2006	2005
Fees	**823**	694
Salary and other benefits	**6,462**	6,068
Pension benefits – defined benefit	**2,653**	2,190
– defined contributions	**198**	249
Equity settled benefits	**333**	730
Termination payment	**–**	464
	10,469	10,395

Notes to the Group Financial Statements

year ended 31 December 2006

50. Contingent liabilities and commitments (continued)

C. Operating lease commitments

The group leases various offices under non-cancellable operating leases, the future aggregate minimum lease payments under these leases are as follows:

	Group		**Company**	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Less than 1 year	**9**	8	**7**	6
Greater than 1 year and less than 5 years	**34**	31	**23**	23
Greater than 5 years	**74**	78	**58**	60
	117	117	**88**	89

The leases typically run for a period of 25 years, with an option to renew the lease after that date. Lease payments may be increased every 5 years to reflect market rentals. None of the leases include contingent rentals.

51. Principal subsidiary and associated undertakings

(a) Principal subsidiary undertakings

Name & Registered Office	**Incorporated in**	**% of ordinary shares held**
Banking :		
permanent tsb Finance Limited * 56-59 St. Stephens Green, Dublin 2	Ireland	100
Capital Home Loans Limited * Admiral House, Harlington Way, Fleet, Hampshire, GU51 4YA	UK	100

52. Related parties (continued)

The loans are granted on normal commercial terms and conditions with the exception of certain house loans where executive directors and senior management may avail of subsidised loans on the same terms as other eligible management of the group. All of the loans are secured. The quasi-loans are unsecured credit card balances and overdrafts. All interest and principal due at the balance sheet date on both loans and quasi-loans has been repaid on schedule and no provision for loan impairment is required. Life policies represent values for investment contracts (including pension policies) and sum assured for protection products.

Loans include loans to two directors of €325,947, (2005: €359,037). In addition one director has given a personal guarantee on a loan of €400,000.

Associate

Irish Life & Permanent plc has a commission agreement with its associated company, Allianz – Irish Life Holdings Limited ("Allianz"). Under this agreement, Irish Life & Permanent plc is paid commission for general insurance business written with Allianz through Irish Life & Permanent plc. Commission earned in 2006 was €10m (2005: €11m). In addition, a subsidiary of the group, Irish Life Investment Managers Limited has an investment agreement with Allianz. Fees earned under this agreement were €0.5m in 2006 (2005: €0.5m). Included within the group accounts is a net balance due to Allianz of €2m (2005: €2m). All transactions with Allianz are priced on an arms length basis.

Other

In the normal course of business, the group provides investment management to the group's pension schemes. Fees earned under these agreements were €3.2m (2005:€2.9m).

Company

In addition to the above relationships with Allianz and key management personnel, the company in the normal course of its banking business enters into transactions with the life assurane and other banking subsidiaries of the group including special purpose vehicles established in respect of securitised assets. These transactions which are eliminated in the consolidated group accounts are all priced on an arms length basis. The following amounts were included in the company balance sheet in respect of transactions with related parties:

	2006 €m	2005 €m
Assets		
Loans and receivables to customers		
Interest-bearing	**6,441**	4,111
Non-interest bearing	**286**	175
Derivatives	**40**	–
Prepayments and accrued income	**17**	–
Liabilities		
Non recourse funding	**2,059**	–
Customer accounts	**458**	454
Debt securities in issue	**27**	26
Derivatives	**4**	–
Accruals	**26**	–

The group's Isle of Man operations have advanced loans of €47m (2005: €47m) which in the event of the counterparty defaulting the company has committed to reimburse the Isle of Man subsidiary for any losses incurred.

The company has a commitment at 31 December 2006 to extend a credit facility to Springboard Mortgages (a 50% owned joint venture) of €7.5m.

50. Contingent liabilities and commitments (continued)

C. Operating lease commitments

The group leases various offices under non-cancellable operating leases, the future aggregate minimum lease payments under these leases are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Less than 1 year	**9**	8	**7**	6
Greater than 1 year and less than 5 years	**34**	31	**23**	23
Greater than 5 years	**74**	78	**58**	60
	117	117	**88**	89

The leases typically run for a period of 25 years, with an option to renew the lease after that date. Lease payments may be increased every 5 years to reflect market rentals. None of the leases include contingent rentals.

51. Principal subsidiary and associated undertakings

(a) Principal subsidiary undertakings

Name & Registered Office	Incorporated in	% of ordinary shares held
Banking :		
permanent tsb Finance Limited * 56-59 St. Stephens Green, Dublin 2	Ireland	100
Capital Home Loans Limited * Admiral House, Harlington Way, Fleet, Hampshire, GU51 4YA	UK	100
Life Assurance :		
Irish Life Assurance plc Irish Life Centre, Lower Abbey Street, Dublin 1	Ireland	100
Irish Progressive Services International Limited Beresford Court, Beresford Place, Dublin 1	Ireland	100
Cornmarket Group Financial Services Limited Liberties House, Christchurch Square, Dublin 8	Ireland	75.1
Irish Life International Limited Irish Life Centre, Lower Abbey Street, Dublin 1	Ireland	75
Investment management :		
Irish Life Investment Managers Limited Beresford Court, Beresford Place, Dublin 1	Ireland	100

* held directly through Irish Life & Permanent plc.

The principal country of operation of each company is the country in which it is incorporated with the exception of Irish Life International Limited which operates internationally.

The registered office of Irish Life & Permanent plc is: Irish Life Centre, Lower Abbey Street, Dublin 1.

51. Principal subsidiary and associated undertakings (continued)

(b) Principal associated undertaking

	Total issued equity/debt capital	% holding
Allianz - Irish Life Holdings plc Incorporated, registered and operating as a general insurance company in Ireland (Held by a subsidiary undertaking)	23,053,408 ordinary €1.25 shares	30.4

(c) Joint Venture

	Incorporated in	% of ordinary shares held
Joint Mortgage Holdings No. 1 Limited 100 Lower Mount St., Dublin 2 (parent of Spring Board Mortgages Limited)	Ireland	50

52. Related parties

The group has a related party relationship with its associate and joint venture (note 31), its directors and senior management and the group's pension schemes. The company also has related party relationships with its subsidiaries.

Directors Shareholdings

The interests of the directors and the company secretary, including interests of their spouses and minor children, in the share capital of Irish Life & Permanent plc are as follows:

	Number of beneficial ordinary shares held				
	At 31 December 2006			At 1 January 2006 (or date of appointment if later)	
	Ordinary Shares	**Options**	**Conditional Share Awards**	Ordinary Shares	Options
Gillian Bowler	**20,259**	–		20,259	–
David Went	**267,059**	**144,504**		225,869	245,313
Breffni Byrne	**10,000**	–		10,000	–
David Byrne	**500**	–		–	–
Denis Casey	**55,996**	**145,671**	**19,359**	103,683	147,343
Peter Fitzpatrick	**259,441**	**167,439**	**26,066**	258,778	167,439
Danuta Gray	**2,900**	–		1,600	–
Eamonn Heffernan	**5,000**	–		5,000	–
Roy Keenan	**5,000**	–		–	–
Kieran McGowan	**6,000**	–		6,000	–
Kevin Murphy	**136,228**	**128,392**	**18,662**	135,587	128,392
Finbar Sheehan	**1,181**	–		1,181	–
Ciarán Long (Company Secretary)	**15,001**	**62,792**	**4,415**	12,688	64,464

In addition Ciarán Long, as alternate director of the TSB ESOP Trustees Ltd., has a non-beneficial interest in a total of 3,152,828 shares (2005: 3,755,594 shares).

Peter Fitzpatrick and Ciarán Long as trustees of the employee benefit trust set up under the terms of the long-term incentive plan have a non-beneficial interest in 207,914 shares (2005: nil).

52. Related parties (continued)

Transactions with key management personnel

Key management personnel include non-executive directors, executive directors and group senior management. Details of current group senior management are set out on page 20. Group senior management for 2006 include the Group Head of Human Resources who resigned effective 31 January 2007. Non-executive directors are compensated by way of fees only. The compensation of executive directors and other group senior management comprises salary and other benefits together with pension benefits. In addition they participate in the group's profit sharing and share option schemes. Full details of directors' compensation are set out in the Directors Report on Remuneration on pages 32 to 34. Details of the share options are set out in note 15. Total compensation to key management personnel is as follows:

	2006	2005
Fees	**823**	694
Salary and other benefits	**6,462**	6,068
Pension benefits – defined benefit	**2,653**	2,190
– defined contributions	**198**	249
Equity settled benefits	**333**	730
Termination payment	**–**	464
	10,469	10,395

Number of key management personnel at 31 December is as follows:

	2006	2005
Non-executive directors	**8**	7
Executive directors and senior management	**12**	12
	20	19

For key management who are members of a defined benefit scheme, the pension benefit included above is the increase in transfer value during the year. For defined contribution schemes it is the contributions made by the group to the scheme.

In the normal course of its business, the group had balances and transactions with key management personnel as follows:

	2006 €000	2005 €000
As at 31 December		
Loans	**740**	1,368
Quasi-loans	**24**	27
Deposits	**3,829**	2,632
Life assurance & pension policies	**18,394**	13,517
Transactions during the period		
Loan Advances	**51**	-
Loan repayments	**678**	138
Interest on loans & deposits	**32**	46
Life assurance & pension premiums	**1,781**	1,414
Life assurance claims	**55**	23

52. Related parties (continued)

The loans are granted on normal commercial terms and conditions with the exception of certain house loans where executive directors and senior management may avail of subsidised loans on the same terms as other eligible management of the group. All of the loans are secured. The quasi-loans are unsecured credit card balances and overdrafts. All interest and principal due at the balance sheet date on both loans and quasi-loans has been repaid on schedule and no provision for loan impairment is required. Life policies represent values for investment contracts (including pension policies) and sum assured for protection products.

Loans include loans to two directors of €325,947, (2005: €359,037). In addition one director has given a personal guarantee on a loan of €400,000.

Associate

Irish Life & Permanent plc has a commission agreement with its associated company, Allianz – Irish Life Holdings Limited ("Allianz"). Under this agreement, Irish Life & Permanent plc is paid commission for general insurance business written with Allianz through Irish Life & Permanent plc. Commission earned in 2006 was €10m (2005: €11m). In addition, a subsidiary of the group, Irish Life Investment Managers Limited has an investment agreement with Allianz. Fees earned under this agreement were €0.5m in 2006 (2005: €0.5m). Included within the group accounts is a net balance due to Allianz of €2m (2005: €2m). All transactions with Allianz are priced on an arms length basis.

Other

In the normal course of business, the group provides investment management to the group's pension schemes. Fees earned under these agreements were €3.2m (2005:€2.9m).

Company

In addition to the above relationships with Allianz and key management personnel, the company in the normal course of its banking business enters into transactions with the life assurane and other banking subsidiaries of the group including special purpose vehicles established in respect of securitised assets. These transactions which are eliminated in the consolidated group accounts are all priced on an arms length basis. The following amounts were included in the company balance sheet in respect of transactions with related parties:

	2006 **€m**	2005 €m
Assets		
Loans and receivables to customers		
Interest-bearing	**6,441**	4,111
Non-interest bearing	**286**	175
Derivatives	**40**	–
Prepayments and accrued income	**17**	–
Liabilities		
Non recourse funding	**2,059**	–
Customer accounts	**458**	454
Debt securities in issue	**27**	26
Derivatives	**4**	–
Accruals	**26**	–

The group's Isle of Man operations have advanced loans of €47m (2005: €47m) which in the event of the counterparty defaulting the company has committed to reimburse the Isle of Man subsidiary for any losses incurred.

The company has a commitment at 31 December 2006 to extend a credit facility to Springboard Mortgages (a 50% owned joint venture) of €7.5m.

53. Risk management objectives and policies for mitigating financial risk

The group's risk management policies and the processes for identifying and managing risks across the group including strategic and operational risks are described in the Overview of Business Performance and the Directors' Report on Corporate Governance. The key financial risks which arise in the group include market risk, credit risk, liquidity risk and insurance risk. The type of risk and the way in which the group manages the risk will vary depending on the type of business and in particular risk may be managed differently in life and banking operations reflecting the different profiles and duration of the assets and liabilities of the businesses.

The risks and how they are managed within each business area are analysed as follows

Market Risk

Market risk is the risk of change in fair value of a financial instrument due to changes in equity prices, interest rates, or foreign currency exchange rates.

All market risks within the group are subject to strict internal controls and reporting procedures and are monitored by the group's Assets and Liabilities Committee. This committee which operates under terms of reference which have been approved by the board, is chaired by the Group Finance Director and comprises members of senior management, including the Group Chief Executive. All market risks are subject to limits on the magnitude and nature of exposures which may be undertaken. These limits are outlined in policy documents which are regularly reviewed by the board.

Life Operations

Liabilities of the life operations are held at fair value and can be classified into five main categories as set out below

	Liability as at 31 December 2006* €m
Unit-linked funds where the financial risks are primarily borne by the policyholders	**24,799**
Discretionary participation insurance contracts	**191**
Other policyholder liabilities	**2,929**
Unit-linked tracker bonds** and non-linked fixed interest return single premium bonds	**893**
Investment financial options and guarantees	**23**
Minority interest share of unit trust	**35**
	28,870

* Liabilities before reassurance

** Only includes unit linked tracker bonds where investment guarantee is given by the shareholder. In this case the guarantee is hedged by a derivative purchased in the market. Tracker bonds where investment guarantee is given by a third party and therefore the shareholder is not at risk are included in unit linked funds liabilities.

	Liability as at 31 December 2005* €m
Unit-linked funds where the financial risks are primarily borne by the policyholders	19,613
Discretionary participation insurance contracts	204
Other policyholder liabilities	2,944
Unit-linked tracker bonds and non-linked fixed interest return single premium bonds	1,091
Investment financial options and guarantees	28
	23,880

* Liabilities before reassurance

53. Risk management objectives and policies for mitigating financial risk (continued)

The group holds assets at fair value to back the liabilities set out above together with the assets relating to the life operations solvency capital and free shareholder funds.

As the group is not exposed to any significant financial risk on assets or liabilities held within unit-linked funds, these are excluded from the risk analysis. Details of these assets are set out in note 25.

Details of the financial options and guarantees are set out in note 41.

Equity risk
Equity risk is defined as the risk of a potential loss in market values due to an adverse change in prices including changes in the value of investment properties. Investment in equities and property is generally limited to investments to match commitments to policyholders or to match a portion of the liabilities under discretionary participation contracts. Derivatives are only permitted to be held as part of efficient portfolio management. All investments made are within the parameters set down by senior management as well as by statutory requirements. There is regular reporting of asset and liability mis-matches to investment committees within business units and to the group's Assets and Liabilities Committee.

Interest rate risk
Life operations of the group carry interest rate risk exposures on its debt securities and its loans to banks portfolio and on its fixed rate insurance and investment liabilities. It is the group's policy where possible to match its assets and liability profile and this is monitored on a regular basis by the investment committees within each business unit and the Assets and Liabilities Committee.

Currency exposure
The group's life assurance liabilities are primarily denominated in Euro and it is group policy to match the currency exposure of the liabilities and the underlying assets.

The following tables set out the expected or contractual cash-flows for the assets and liabilities relating to insurance contract liabilities including discretionary participating contracts where the shareholder is exposed to a financial risk.

As at 31 December 2006

	Not more than 1 year	Over 1 year but less than 5 years	Over 5 years but less than 10 years	Over 10 years but less than 20 years	Over 20 years	No fixed term	Total
	€m	€m	€m	€m	€m	€m	€m
Assets							
Debt securities	55	547	452	436	713	–	2,203
Equities	–	–	–	–	–	39	39
Loans and receivables to banks	121	–	–	–	–	–	121
Investment properties	–	–	–	–	–	2	2
Reinsurance assets	79	290	362	960	1,401	–	3,092
	255	837	814	1,396	2,114	41	5,457
Liabilities							
Insurance contracts	260	735	727	1,683	2,086	–	5,491

53. Risk management objectives and policies for mitigating financial risk (continued)

As at 31 December 2005

	Not more than 1 year	Over 1 year but less than 5 years	Over 5 years but less than 10 years	Over 10 years but less than 20 years	Over 20 years	No fixed term	Total
	€m	€m	€m	€m	€m	€m	€m
Assets							
Cash and balance at central banks							
Debt securities	244	448	378	537	606	–	2,213
Equities	–	–	–	–	–	53	53
Loans and receivables to banks	29	–	–	–	–		29
Investment properties	–	–	–	–	–	2	2
Reinsurance assets	64	228	331	728	1,289	–	2,640
	337	676	709	1,265	1,895	55	4,937
Liabilities							
Insurance contracts	242	763	716	1,339	1,781	–	4,841

The group is also exposed to financial risk on certain investment contracts principally tracker products, but only for those tracker products where the shareholder has given the guarantee and not a third party, and other fixed interest return single premium bonds. Both assets and liabilities are held at fair value in the balance sheet. It is group policy to purchase assets to match liabilities, the table below sets out the fair value of the assets and liabilities by maturity date.

As at 31 December 2006

	Not more than 1 year	**Over 1 year but less than 5 years**	**Over 5 years but less than 10 years**	**Total**
	€m	**€m**	**€m**	**€m**
Assets				
Debt securities	**137**	**617**	**–**	**754**
Derivatives	**21**	**149**	**–**	**170**
	158	**766**	**–**	**924**
Liabilities				
Investment contracts	**157**	**736**	**–**	**893**
Other liabilities	**11**	**–**	**–**	**11**
	168	**736**	**–**	**904**

As at 31 December 2005

	Not more than 1 year	Over 1 year but less than 5 years	Over 5 years but less than 10 years	Total
	€m	€m	€m	€m
Assets				
Debt securities	167	755	72	994
Derivatives	20	110	6	136
	187	865	78	1,130
Liabilities				
Investment contracts	185	828	78	1,091
Other liabilities	18	–	–	18
	203	828	78	1,109

53. Risk management objectives and policies for mitigating financial risk (continued)

Shareholders assets of the life operations including those assets required to match solvency capital are predominately invested in cash and properties occupied by the group. An analysis of the shareholders assets is set out in note 7 of the EV basis supplementary information.

Banking operations

The group's banking operations by their nature will give rise to both interest rate risk and foreign currency exchange risk. The interest rate risk arises because the group both lends money and accepts deposits at fixed and floating interest rates. Foreign currency exchange risk arises due to the fact that the group's banking operations conduct business in a range of currencies, principally Euro, Sterling and US dollar. It is the group's policy to hedge all foreign exchange risk as it arises. Interest and foreign currency exchange rate exposures are managed using a range of conventional hedging instruments including interest rate and currency swaps and forward rate agreements. In addition an element of the earnings within the group's banking operations is derived from the controlled mis-matching of the dates upon which interest receivable in assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates upon which the instruments mature.

The following table provides effective weighted average interest rates at 31 December 2006 for those financial instruments held at amortised cost.

2006 – Group

	€	Stg£	US$
Financial assets			
Loans and receivables to customers	3.98%	5.50%	–
Loans and receivables to banks	2.85%	4.55%	5.11%
Debt securities	4.14%	4.41%	3.59%
Financial liabilities			
Deposits by banks	3.21%	5.15%	5.27%
Debt securities in issue	3.10%	4.84%	5.21%
Customer accounts	1.42%	4.76%	4.78%
Other borrowings - including subordinated debt	4.82%	4.92%	5.79%

The impact of derivatives on effective interest rate in 2006 was positive 0.38% (2005: positive 0.19%)

The tables below summarise the interest rate repricing mis-matches as at 31 December 2006 and 31 December 2005. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date. A net liability in a period indicates an exposure to a rise in interest rates, although the actual financial impact will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted date and variations in interest rate sensitivity within repricing periods and among different currencies.

53. Risk management objectives and policies for mitigating financial risk (continued)

Group

Interest Rate Repricing - Euro
At 31 December 2006

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Cash and balances with central banks	202	–	–	–	–	–	**202**
Items in the course of collection	–	–	–	–	–	152	**152**
Loans and receivables to banks	2,767	–	21	–	–	–	**2,788**
Loans and receivables to customers	18,813	1,083	2,325	4,426	360	–	**27,007**
Debt securities - listed	831	52	220	1,155	463	2	**2,723**
Other assets	–	–	–	–	–	576	**576**
Total assets (A)	**22,613**	**1,135**	**2,566**	**5,581**	**823**	**730**	**33,448**
Liabilities							
Deposits by banks	(3,376)	(110)	–	(13)	–	(8)	**(3,507)**
Customer accounts	(7,139)	(696)	(417)	(94)	(224)	(32)	**(8,602)**
Debt securities in issue	(5,485)	(937)	(441)	(1,525)	(501)	(42)	**(8,931)**
Other liabilities	–	–	–	–	–	(528)	**(528)**
Subordinated liabilities	(459)	–	–	(517)	(265)	(68)	**(1,309)**
Non recourse funding	(2,066)	–	–	–	–	–	**(2,066)**
Total liabilities (B)	**(18,525)**	**(1,743)**	**(858)**	**(2,149)**	**(990)**	**(678)**	**(24,943)**
Derivative financial instruments affecting interest rate sensitivities (C)	**1,395**	**(2,262)**	**(3,272)**	**(3,371)**	**360**	**–**	**(7,150)**
Interest rate repricing gap (A) + (B) + (C)	**5,483**	**(2,870)**	**(1,564)**	**61**	**193**	**52**	
Cumulative interest rate repricing gap	**5,483**	**2,613**	**1,049**	**1,110**	**1,303**	**1,355**	

Interest Rate Repricing - Euro
At 31 December 2005

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Cash and balances with central banks	114	–	–	–	–	–	114
Items in the course of collection	–	–	–	–	–	137	137
Loans and receivables to banks	2,706	–	21	–	–	–	2,727
Loans and receivables to customers	14,543	1,175	3,037	2,052	141	–	20,948
Debt securities – listed	497	–	549	1,060	704	11	2,821
Other assets	–	–	–	–	–	584	584
Total assets (A)	17,860	1,175	3,607	3,112	845	732	27,331
Liabilities							
Deposits by banks	(1,218)	–	–	–	–	(1)	(1,219)
Customer accounts	(7,528)	(509)	(421)	(200)	(242)	(42)	(8,942)
Debt securities in issue	(5,130)	(437)	(206)	(1,323)	(367)	–	(7,463)
Other liabilities	–	–	–	–	–	(310)	(310)
Subordinated liabilities	(410)	–	–	–	(812)	(72)	(1,294)
Total liabilities (B)	(14,286)	(946)	(627)	(1,523)	(1,421)	(425)	(19,228)
Derivative financial instruments affecting interest rate sensitivities (C)	(2,003)	(2,094)	(2,355)	(1,664)	600	–	(7,516)
Interest rate repricing gap (A) + (B) + (C)	1,571	(1,865)	625	(75)	24	307	
Cumulative interest rate repricing gap	1,571	(294)	331	256	280	587	

53. Risk management objectives and policies for mitigating financial risk (continued)

Interest Rate Repricing - Sterling
At 31 December 2006

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and receivables to banks	272	–	–	–	–	–	**272**
Loans and receivables to customers	4,374	374	238	2,105	–	–	**7,091**
Debt securities - listed	126	–	–	–	14	–	**140**
Other assets	–	–	–	–	–	75	**75**
Total assets (A)	**4,772**	**374**	**238**	**2,105**	**14**	**75**	**7,578**
Liabilities							
Deposits by banks	(1,046)	–	–	–	–	(7)	**(1,053)**
Customer accounts	(4,080)	(374)	(224)	(51)	–	(9)	**(4,738)**
Debt securities in issue	(1,557)	(49)	(103)	(145)	(27)	(18)	**(1,899)**
Other liabilities	–	–	–	–	–	(28)	**(28)**
Non recourse funding	(1,747)	–	–	–	–	–	**(1,747)**
Total liabilities (B)	**(8,430)**	**(423)**	**(327)**	**(196)**	**(27)**	**(62)**	**(9,465)**
Derivative financial instruments affecting interest rate sensitivities (C)	**3,584**	**(155)**	**537**	**(2,235)**	**(105)**	**–**	**1,626**
Interest rate repricing gap (A) + (B) + (C)	**(74)**	**(204)**	**448**	**(326)**	**(118)**	**13**	
Cumulative interest rate repricing gap	**(74)**	**(278)**	**170**	**(156)**	**(274)**	**(261)**	

Interest Rate Repricing - Sterling
At 31 December 2005

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and receivables to banks	210	–	15	–	–	–	225
Loans and receivables to customers	3,613	20	16	1,921	5	–	5,575
Debt securities – listed	74	–	–	–	13	1	88
Other assets	–	–	–	–	–	91	91
Total assets (A)	3,897	20	31	1,921	18	92	5,979
Liabilities							
Deposits by banks	(414)	(95)	(147)	–	–	(6)	(662)
Customer accounts	(3,290)	(249)	(205)	(97)	–	(9)	(3,850)
Debt securities in issue	(1,563)	–	(29)	(216)	(7)	(17)	(1,832)
Other liabilities	–	–	–	–	–	(28)	(28)
Non recourse funding	(2,232)	–	–	–	–	–	(2,232)
Total liabilities (B)	(7,499)	(344)	(381)	(313)	(7)	(60)	(8,604)
Derivative financial instruments affecting interest rate sensitivities (C)	3,928	(48)	543	(1,636)	(44)	–	2,743
Interest rate repricing gap (A) + (B) + (C)	326	(372)	193	(28)	(33)	32	
Cumulative interest rate repricing gap	326	(46)	147	119	86	118	

53. Risk management objectives and policies for mitigating financial risk (continued)

Interest Rate Repricing - US Dollar
At 31 December 2006

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and receivables to banks	3,200	–	–	–	–	–	**3,200**
Debt securities - listed	152	–	–	–	80	–	**232**
Other assets	–	–	–	–	–	60	**60**
Total assets (A)	**3,352**	**–**	**–**	**–**	**80**	**60**	**3,492**
Liabilities							
Deposits by banks	(720)	–	(25)	–	–	(3)	**(748)**
Customer accounts	(605)	(55)	(33)	(7)	–	(1)	**(701)**
Debt securities in issue	(6,240)	(898)	(148)	(209)	(71)	(50)	**(7,616)**
Subordinated liabilities	(25)	(19)	(25)	–	(6)	(6)	**(81)**
Total liabilities (B)	**(7,590)**	**(972)**	**(231)**	**(216)**	**(77)**	**(60)**	**(9,146)**
Derivative financial instruments affecting interest rate sensitivities (C)	**4,477**	**560**	**287**	**210**	**(9)**	**–**	**5,525**
Interest rate repricing gap (A) + (B) + (C)	**239**	**(412)**	**56**	**(6)**	**(6)**	**–**	
Cumulative interest rate repricing gap	**239**	**(173)**	**(117)**	**(123)**	**(129)**	**(129)**	

Interest Rate Repricing - US Dollar
At 31 December 2005

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and receivables to banks	1,734	–	–	–	–	–	1,734
Debt securities – listed	65	–	–	1	89	–	155
Other assets	–	–	–	–	–	29	29
Total assets (A)	1,799	–	–	1	89	29	1,918
Liabilities							
Deposits by banks	(131)	–	(57)	–	–	–	(188)
Customer accounts	(336)	(33)	(27)	(13)	–	(1)	(410)
Debt securities in issue	(5,309)	(298)	(34)	(214)	(75)	(25)	(5,955)
Subordinated liabilities	–	(21)	–	(57)	(7)	(6)	(91)
Total liabilities (B)	(5,776)	(352)	(118)	(284)	(82)	(32)	(6,644)
Derivative financial instruments affecting interest rate sensitivities (C)	4,099	319	91	274	(10)	–	4,773
Interest rate repricing gap (A) + (B) + (C)	122	(33)	(27)	(9)	(3)	(3)	
Cumulative interest rate repricing gap	122	89	62	53	50	47	

53. Risk management objectives and policies for mitigating financial risk (continued)

Company

Interest Rate Repricing - Euro
At 31 December 2006

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Cash and balances with central banks	109	–	–	–	–	–	109
Items in the course of collection	–	–	–	–	–	152	152
Loans and receivables to banks	2,767	–	21	–	–	–	2,788
Loans and receivables to customers	17,884	1,199	2,512	5,168	342	–	27,105
Debt securities - listed	831	52	220	1,155	463	2	2,723
Other assets*	–	–	–	–	–	3,394	3,394
Total assets (A)	21,591	1,251	2,753	6,323	805	3,548	36,271

*Includes investment in subsidiary undertakings.

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Liabilities							
Deposits by banks	(3,375)	(110)	–	(13)	–	(8)	(3,506)
Customer accounts	(7,285)	(696)	(417)	(94)	–	(32)	(8,524)
Debt securities in issue	(5,484)	(937)	(441)	(1,525)	(501)	(42)	(8,930)
Other liabilities	–	–	–	–	–	(471)	(471)
Subordinated liabilities	(460)	–	–	(517)	(265)	(68)	(1,310)
Non recourse funding	(2,059)	–	–	–	–	–	(2,059)
Total liabilities (B)	(18,663)	(1,743)	(858)	(2,149)	(766)	(621)	(24,800)
Derivative financial instruments affecting interest rate sensitivities (C)	1,395	(2,262)	(3,272)	(3,371)	360	–	(7,150)
Interest rate repricing gap (A) + (B) + (C)	4,323	(2,754)	(1,377)	803	399	2,927	
Cumulative interest rate repricing gap	4,323	1,569	192	995	1,394	4,321	

Interest Rate Repricing - Euro
At 31 December 2005

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Cash and balances with central banks	97	–	–	–	–	–	97
Items in the course of collection	–	–	–	–	–	137	137
Loans and receivables to banks	2,705	–	20	–	–	–	2,725
Loans and receivables to customers	13,649	1,278	3,247	2,672	56	72	20,974
Debt securities - listed	481	–	549	1,060	704	11	2,805
Other assets	–	–	–	–	–	3,409	3,409
Total assets (A)	16,932	1,278	3,816	3,732	760	3,629	30,147
Liabilities							
Deposits by banks	(1,218)	–	(15)	–	–	(1)	(1,234)
Customer accounts	(7,672)	(509)	(421)	(200)	–	(42)	(8,844)
Debt securities in issue	(5,132)	(437)	(191)	(1,324)	(367)	–	(7,451)
Other liabilities	–	–	–	–	–	(272)	(272)
Subordinated liabilities	(410)	–	–	–	(812)	(72)	(1,294)
Total liabilities (B)	(14,432)	(946)	(627)	(1,524)	(1,179)	(387)	(19,095)
Derivative financial instruments affecting interest rate sensitivities (C)	(2,003)	(2,094)	(2,355)	(1,664)	600	–	(7,516)
Interest rate repricing gap (A) + (B) + (C)	497	(1,762)	834	544	181	3,242	
Cumulative interest rate repricing gap	497	(1,265)	(431)	113	294	3,536	

53. Risk management objectives and policies for mitigating financial risk (continued)

Interest Rate Repricing - Sterling
At 31 December 2005

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and receivables to banks	270	–	–	–	–	–	270
Loans and receivables to customers	3,028	275	176	1,549	24	–	5,052
Debt securities - listed	126	–	–	–	14	–	140
Other assets	–	–	–	–	–	49	49
Total assets (A)	3,424	275	176	1,549	38	49	5,511
Liabilities							
Deposits by banks	(1,044)	–	–	–	–	(7)	(1,051)
Customer accounts	(4,080)	(374)	(224)	(51)	–	(9)	(4,738)
Debt securities in issue	(1,557)	(49)	(103)	(145)	(27)	(18)	(1,899)
Other liabilities	–	–	–	–	–	(28)	(28)
Total liabilities (B)	(6,681)	(423)	(327)	(196)	(27)	(62)	(7,716)
Derivative financial instruments affecting interest rate sensitivities (C)	3,584	(155)	537	(2,235)	(105)	–	1,626
Interest rate repricing gap (A) + (B) + (C)	327	(303)	386	(882)	(94)	(13)	
Cumulative interest rate repricing gap	327	24	410	(472)	(566)	(579)	

Interest Rate Repricing - Sterling
At 31 December 2005

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and receivables to banks	210	–	15	–	–	–	225
Loans and receivables to customers	1,092	19	15	1,873	19	103	3,121
Debt securities - listed	74	–	–	–	13	1	88
Other assets	–	–	–	–	–	35	35
Total assets (A)	1,376	19	30	1,873	32	139	3,469
Liabilities							
Deposits by banks	(414)	(95)	(147)	–	–	(6)	(662)
Customer accounts	(3,290)	(249)	(205)	(97)	–	(9)	(3,850)
Debt securities in issue	(1,563)	–	(29)	(216)	(7)	(17)	(1,832)
Other liabilities	–	–	–	–	–	(28)	(28)
Total liabilities (B)	(5,267)	(344)	(381)	(313)	(7)	(60)	(6,372)
Derivative financial instruments affecting interest rate sensitivities (C)	3,928	(48)	543	(1,636)	(44)	–	2,743
Interest rate repricing gap (A) + (B) + (C)	37	(373)	192	(76)	(19)	79	
Cumulative interest rate repricing gap	37	(336)	(144)	(220)	(239)	(160)	

53. Risk management objectives and policies for mitigating financial risk (continued)

Interest Rate Repricing - US Dollar
At 31 December 2006

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and receivables to banks	3,200	–	–	–	–	–	3,200
Debt securities - listed	152	–	–	–	80	–	232
Other assets	–	–	–	–	–	60	60
Total assets (A)	3,352	–	–	–	80	60	3,492
Liabilities							
Deposits by banks	(720)	–	(25)	–	–	(3)	(748)
Customer accounts	(605)	(55)	(33)	(7)	–	(1)	(701)
Debt securities in issue	(6,240)	(898)	(148)	(209)	(71)	(50)	(7,616)
Subordinated liabilities	(25)	(19)	(25)	–	(6)	(6)	(81)
Total liabilities (B)	(7,590)	(972)	(231)	(216)	(77)	(60)	(9,146)
Derivative financial instruments affecting interest rate sensitivities (C)	4,477	560	287	210	(9)	–	5,525
Interest rate repricing gap (A) + (B) + (C)	239	(412)	56	(6)	(6)	–	
Cumulative interest rate repricing gap	239	(173)	(117)	(123)	(129)	(129)	

Interest Rate Repricing - US Dollar
At 31 December 2005

	Not more than three mths €m	Over three mths but not more than six mths €m	Over six mths but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and receivables to banks	1,734	–	–	–	–	–	1,734
Loans and receivables to customers	–	–	–	–	–	–	–
Debt securities - listed	65	–	–	1	89	–	155
Other assets	–	–	–	–	–	29	29
Total assets (A)	1,799	–	–	1	89	29	1,918
Liabilities							
Deposits by banks	(131)	–	(57)	–	–	–	(188)
Customer accounts	(336)	(33)	(27)	(13)	–	(1)	(410)
Debt securities in issue	(5,309)	(298)	(34)	(214)	(75)	(25)	(5,955)
Subordinated liabilities	–	(21)	–	(57)	(7)	(6)	(91)
Total liabilities (B)	(5,776)	(352)	(118)	(284)	(82)	(32)	(6,644)
Derivative financial instruments affecting interest rate sensitivities (C)	4,099	319	91	274	(10)	–	4,773
Interest rate repricing gap (A) + (B) + (C)	122	(33)	(27)	(9)	(3)	(3)	
Cumulative interest rate repricing gap	122	89	62	53	50	47	

53. Risk management objectives and policies for mitigating financial risk (continued)

The fair value of non-trading financial assets and liabilities within the banking operations at 31 December 2006 is set out below :

2006	Group		Company	
	Carrying Value €m	Fair Value €m	Carrying Value €m	Fair Value €m
Assets				
Cash and balances at central banks	202	202	109	109
Items in course of collection	152	152	152	152
Derivative assets	232	232	272	272
Loans and receivables to banks	6,259	6,259	6,258	6,258
Loans and receivables to customers	34,099	34,108	32,157	32,166
Debt securities - listed	3,095	3,073	3,095	3,073
Prepayments and accrued income	209	209	155	155
Total assets	44,248	44,235	42,198	42,185
Liabilities				
Deposits by banks	5,307	5,328	5,305	5,326
Customer accounts	14,041	14,106	13,963	14,027
Debt securities in issue	18,445	18,506	18,445	18,506
Derivative liabilities	255	255	259	259
Other liabilities	57	57	55	55
Subordinated liabilities	1,391	1,381	1,391	1,381
Non recourse funding	3,813	3,813	2,059	2,059
Total liabilities	43,309	43,446	41,477	41,613

2005	Group		Company	
	Carrying Value €m	Fair Value €m	Carrying Value €m	Fair Value €m
Assets				
Cash and balances at central banks	114	114	97	97
Items in course of collection	137	137	137	137
Derivative assets	200	200	200	200
Loans and receivables to banks	4,685	4,689	4,684	4,688
Loans and receivables to customers	26,523	26,582	24,095	24,154
Debt securities - listed	3,064	3,088	3,048	3,072
Prepayments and accrued income	218	218	137	137
Total assets	34,941	35,028	32,398	32,485
Liabilities				
Deposits by banks	2,070	2,078	2,084	2,093
Customer accounts	13,203	13,238	13,104	13,154
Debt securities in issue	15,252	15,289	15,238	15,275
Derivative liabilities	210	210	210	210
Other liabilities	191	191	46	46
Subordinated liabilities	1,385	1,399	1,385	1,399
Non recourse funding	2,232	2,232	–	–
Total liabilities	34,543	34,637	32,067	32,177

53. Risk management objectives and policies for mitigating financial risk (continued)

Credit Risk

Credit risk throughout the group is approved and managed in line with a set of clearly defined policy statements, which have been approved by the board. Credit exposures fall into a number of categories

Debt securities and loans to banks

The group is exposed to credit risk on third parties where the group holds debt (including sovereign debt) or has issued loans to banks. Sovereign debt is restricted to countries with a rating of Standard and Poor's rating of A- or higher. The group has set counterparty limits for all debts and loans on a group wide basis. The following table gives an indication of the level of creditworthiness of the group's debt securities and loans to banks based on average balances and the ratings prescribed by the rating agency Standard & Poor's.

Rating	%of portfolio
AAA	11%
AA	53%
A	31%
Others	5%

Derivatives

In the case of currency forward, currency and interest rate swaps, forward rate agreements, the risk represents the potential cost to replace the swap contracts if counter-parties fail to perform their obligations. Credit risk in future contracts is minimal as changes in future contracts are settled daily. The group is exposed to credit risk on purchased options to the extent of the cost of replacing the option which should equate to the fair value of the options. All derivative contracts which could result in significant credit risk are with counterparties rated at least A- by Standard & Poor's.

Loans to customers

The operational controls over customer lending are set out in the Overview of Business Performance.

Reinsurance assets

The group's life operations cede insurance and investment risk to a number of reinsurance companies. There are three main categories of reassurance assets as set out below

	2006	2005
	€m	€m
Assets held in a charged account	**1,027**	1,105
Assets where credit risk is borne by the policyholder	**327**	323
Other assets where credit risk is borne by the shareholder	**637**	595
	1,991	2,023

The assets held in a charged account are in respect of a reinsurance treaty for annuity business. All withdrawals from the charged account have to be authorised by Irish Life. Assets are managed in accordance with a mandate which matches the asset and liabilities.

Assets where credit risk is borne by the policyholders relate to unit-linked investment contracts where the policy documents specify that the return to the policyholder is based on the return from the reinsurance companies.

The group regularly reviews the financial security of its reinsurance companies. Where the reinsurance arrangement involves asset accumulation on the part of the reinsurance company, these companies have a Standard and Poor's rating of at least A+. Other limits are set with reference to premium income, assets and shareholder capital of the reinsurance company.

Liquidity Risk

Liquidity risk is the risk that the group may be unable to meet payment of obligations in a timely manner at a reasonable cost or the risk of unexpected increases in the cost of funding the portfolio at appropriate maturities or rates.

Liquidity management within the group is carried out by the group's Treasury function. In carrying out this responsibility, Treasury's principal objective is to ensure that the banking operations have sufficient funding available, at an optimal cost, to meet the operational needs of the bank and to adhere to regulatory and prudential requirements. In this regard, the bank's liquidity ratio at 31 December 2006 was 26%.

53. Risk management objectives and policies for mitigating financial risk (continued)

Insurance risk

Insurance risk relates to the likelihood that the uncertain future event covered by an insurance contract occurs resulting in a claim. The theory of probability is applied to the pricing and provisioning for a portfolio of insurance contracts. The principal risks are that the frequency of claims or the severity of claims is greater than expected. Insurance events are random by their nature and the actual number and size of events during any one year may vary from those estimated using established statistical techniques.

The group manages its insurance risk through underwriting limits, approval procedures for new products and reinsurance where appropriate.

Reinsurance is managed in accordance with approved policy and is regularly reviewed by the Group Assets and Liabilities Committee

The assumptions used to place a value on the liabilities of insurance contracts and the sensitivity of these assumptions to a range of factors is set out in note 39.

Insurance risk falls into three main categories

Life assurance contracts

These are contracts where the benefit is payable on death or serious illness. The benefit may be a lump sum or in the case of serious illness an annual income stream which may be fixed or escalate at a fixed rate or in line with a relevant index.

Insurance risks associated with life insurance contracts include the risk of epidemics, accidents and changes in lifestyle such as smoking habits and stress related diseases.

Life assurance contracts may be unit-linked or non-linked. For unit-linked contracts the group charges for the insured risk on a monthly basis and has the right to alter these charges based on its risk experience. In this way the group can limit its exposure. Non-linked business may be group business or individual contracts. Group business is normally written for a maximum of a three year term and the insurance risk may be repriced at the end of each term. For individual business written for a fixed term there are no mitigating terms and conditions which reduce the insurance risk.

Individual business risk is managed through the inclusion of medical selection in the underwriting criteria and through reassurance of the risk.

The sum at risk amounts net of reassurance are as follows

	2006 **€m**	2005 €m
Unit-linked contracts	**11,406**	11,361
Non-linked contracts		
– individual	**12,881**	9,452
– group	**38,427**	34,932

Annuity contracts

These are contracts where the policyholder in return for a single premium paid at the start of the contract purchases an annual income stream for the remainder of their lives. Annuities may be level, escalate at a fixed rate or in line with a relevant index.

Payments are often guaranteed for a minimum term regardless of survival, annuities may also continue after death in full or in part to a surviving partner.

The main insurance risk associated with this product is longevity risk and in particular that improvements in medical science and social conditions would increase longevity. In recognition of this risk, in 2002 the group decided to reinsure 57% of the in-force portfolio of annuity contracts. All new annuity business written since 2002 has also been 100% reinsured.

Under the reinsurance treaty longevity risk is borne by the reinsurance company. Assets are held by the reassurance company in a charged account, all withdrawals from which have to be authorised by Irish Life. Assets are managed in accordance with a mandate which matches the assets and liabilities.

53. Risk management objectives and policies for mitigating financial risk (continued)

The reserves held for annuity contracts are as follows:

	2006 €m	2005 €m
Gross	**1,653**	1,673
Reinsurer's share	**(1,096)**	(1,105)
	557	568

Insurance contracts with a discretionary participation feature

The group has a closed book of with-profit business where the policyholder benefits from a discretionary annual bonus and a discretionary final bonus. There has been no new business written since it was set up as a closed fund in 1990. The shareholder does not participate in the with-profit fund.

The assets of the fund are invested in a fund which invests in a mixture of equities and fixed interest securities.

The group has discretion on the level of bonuses declared.

The total guaranteed sums assured in the future and bonuses payable on death at 31 December 2006 are €300m (2005: €332m). Reserves at 31 December 2006 are €191m (2005:€204m) which on a discounted cash flow basis are sufficient to meet fund liabilities.

Additional Information

year ended 31 December 2006

Funds under management

	2006 €m	2005 €m
Funds managed on behalf of unit-linked policyholders	**25,272**	20,084
Funds managed on behalf of non-linked policyholders	**2,384**	2,559
	27,656	22,643
Off-balance sheet funds	**4,182**	3,791
	31,838	26,434

Analysis of holdings of ordinary shares at 21 March 2007

	Shareholders		Shares	
	Number	**Present**	**Number**	**Present**
Size of shareholding				
1–1,000	125,731	94.12%	41,453,110	15.05%
1,001–5,000	6,762	5.06%	12,663,686	4.60%
5,001–10,000	509	0.38%	3,582,078	1.30%
10,001–50,000	337	0.25%	7,694,601	2.79%
50,001–100,000	78	0.06%	5,640,180	2.05%
100,001–1,000,000	139	0.10%	44,165,908	16.03%
Over 1,000,000	36	0.03%	160,265,186	58.18%
	133,592	100.00%	275,464,749	100.00%

Investor Relations

Shareholders who require further information should contact:

Barry Walsh, Head of Investor Relations, Irish Life & Permanent plc, Irish Life Centre, Dublin 1
Telephone: +353 (1) 704 2678 E-mail: barry.walsh@irishlife.ie

Embedded Value Basis Supplementary Information

Contents

Statement of Directors' Responsibilities in relation to Embedded Value Basis – Supplementary Information

The directors of Irish Life & Permanent plc have chosen to prepare supplementary information in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Chief Financial Officers' Forum. When compliance with the EEV principles is stated, those principles require the directors to prepare supplementary information in accordance with the embedded value methodology contained in the EEV principles and to disclose and explain any non-compliance with the EEV guidance included in the EEV principles.

In preparing the embedded value ("EV") basis information the directors have:

- Prepared the EV information in accordance with the EEV principles.
- Identified and described the business covered by embedded value methodology.
- Applied the embedded value methodology consistently to the covered business.
- Determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently and made estimates that are reasonable and consistent.
- For businesses other than those to which the embedded value methodology has been applied the results have been prepared based on the requirements of the IFRS issued by the IASB and adopted by the EU as set out in the group's accounting policies.

Consolidated Income Statement – Embedded Value Basis

year ended 31 December 2006

	Notes	2006 €m	2005 €m
Operating profit on continuing operations			
Insurance & investment business		**274**	222
Banking		**202**	148
Other		**(2)**	(4)
		474	366
Share of associate / joint venture		**55**	54
Operating profit before tax on continuing operations	1	**529**	420
Short-term investment fluctuations		**101**	94
Effect of economic assumption changes		**(38)**	13
Other credits	2	**-**	4
Profit before tax		**592**	531
Taxation	5	**(28)**	(28)
Profit for the year on continuing operations		**564**	503
(Loss) after tax on discontinued operations	3	**-**	(26)
Profit for the year		**564**	477
Attributable to:			
Equityholders		**561**	475
Minority interest		**3**	2
		564	477
Earnings per share including own shares held for the benefit of life assurance policyholders (cent)	13	**204.9**	175.7
Operating earnings per share including own shares held for the benefit of life assurance policyholders (cent)	13	**177.9**	135.4

Consolidated Balance Sheet – Embedded Value Basis

as at 31 December 2006

	Notes	2006 €m	2005 €m
Assets			
Cash and other receivables		**380**	299
Investments		**29,192**	24,104
Loans and receivables to banks		**8,429**	6,421
Loans and receivables to customers	11	**33,732**	26,340
Interest in associated undertaking/ joint venture		**174**	167
Reinsurance assets		**1,991**	2,023
Shareholder value of in-force business		**1,354**	1,103
Net post retirement benefit asset		**73**	71
Goodwill and intangible assets		**261**	258
Property and equipment		**486**	404
Other debtors and prepayments		**543**	426
Total assets		**76,615**	61,616
Liabilities			
Customer accounts		**13,643**	12,808
Deposits by banks		**5,526**	2,281
Debt securities in issue		**18,432**	15,226
Non-recourse funding		**3,813**	2,232
Derivative liabilities		**610**	359
Insurance contract liabilities		**4,073**	4,082
Investment contract liabilities		**24,728**	19,806
Outstanding insurance and investment claims		**124**	110
Net post retirement benefit liability		**159**	158
Deferred taxation		**77**	25
Other liabilities and accruals		**824**	404
Subordinated liabilities		**1,391**	1,385
Total liabilities		**73,400**	58,876
Equity			
Share capital		**88**	87
Share premium		**116**	74
Retained earnings		**2,796**	2,440
Capital reserves		**277**	203
Own shares held for the benefit of life assurance policyholders		**(78)**	(76)
Shareholders' equity	7	**3,199**	2,728
Minority interest		**16**	12
Total equity		**3,215**	2,740
Total liabilities and equity		**76,615**	61,616

Consolidated Statement of Recognised Income and Expenses – Embedded Value Basis

year ended 31 December 2006

	2006 €m	2005 €m
Revaluation of property and equipment	**44**	71
Share of associate revaluation reserve	**7**	
Change in value of available for sale financal assets	**2**	–
Deferred tax	**(8)**	(12)
Net amount recognised directly in equity	**45**	59
Profit for the year	**564**	477
Total recognised income and expense for the year	**609**	536
Attributable to		
Equityholders	**605**	534
Minority interest	**4**	2
	609	536

Consolidated Reconciliation of Shareholders' Equity – Embedded Value Basis

year ended 31 December 2006

	2006 €m	2005 €m
Shareholders' equity (excluding minority interest) at 1 January	**2,728**	2,329
Income and expense attributable to equityholders	**605**	534
Movement in cost of own shares held for the benefit of life assurance policyholders.	**(2)**	(12)
Dividends paid	**(173)**	(152)
Issue of share capital	**43**	23
Change in share based payment reserves	**2**	6
Purchase of treasury shares for long term incentive plan	**(4)**	–
Shareholders' equity (excluding minority interest) at 31 December	**3,199**	2,728

Basis of Preparation

Earnings generated by the group's life assurance operations are prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Chief Financial Officers' Forum. For businesses other than life assurance, the results have been prepared based on the requirements of the IFRS issued by the IASB and adopted by the EU.

IFRS 4 brings into force phase 1 of the International Accounting Standard Board's ("IASB") insurance accounting project. In view of the phased implementation of IFRS for insurance business, the group believes that shareholders will continue to place considerable reliance on embedded value information relating to the life assurance business as a whole. The statutory financial information includes insurance contracts written in the life assurance business, based on embedded value earnings, calculated using the EEV principles developed by the European CFO forum. The methodology produces an Embedded Value (EV) as a measure of the consolidated value of shareholders' interests in the business covered by the EEV Principles. The EV basis financial information extends these principles to investment contracts written in the life assurance business.

For all business other than that specifically referred to below, the statements incorporate the same values and earnings included in the statutory financial information, determined using the IFRS bases. The statements also reclassify and summarise the information included in the statutory financial statements and restate policyholders' liabilities in respect of own shares consistent with the recognition of the asset.

The Directors acknowledge their responsibility for the preparation of the supplementary EV basis information. The Life assurance results have been prepared in conjunction with the Group's consulting actuaries – Watsons Wyatt Limited and audited by KPMG.

This section sets out the methodology used to produce the EV basis information.

Covered Business

The EEV Principles are applied to value "covered business" as defined by the Principles. This includes individual and group life assurance and investment contracts, pensions and annuity business written in Irish Life Assurance plc, Irish Life International Limited and City of Westminster Assurance Company Limited up to the date of its disposal, and the investment management business written in Irish Life Investment Managers Limited.

All business other than the covered business is included in the supplementary information on the same basis as that applied to the business in the statutory financial statements.

Under EV, the same valuation approach is applied to both insurance and investment contracts within the covered business.

Embedded Value

Embedded Value (EV) is the present value of shareholders' interests in the earnings distributable from assets allocated to the covered business after sufficient allowance is made according to the EEV Principles for the aggregate risks in the covered business. The EV consists of the following components:

- free surplus allocated to the covered business
- required capital, less the cost of holding required capital
- present value of future shareholder cash flows from in-force covered business (PVIF), including an appropriate deduction for the time value of financial options and guarantees.

The value of future new business is excluded from the EV.

The cost of holding required capital is defined as the difference between the amount of the required capital and the present value of future releases, allowing for future investment returns, of that capital.

Free Surplus and Required Capital

Free surplus is defined as the market value of assets in the covered business less supervisory liabilities less required capital. It is the market value of any capital and surplus allocated to, but not required to support, the in-force covered business at the valuation date.

The level of required capital reflects the amount of assets attributed to the covered business in excess of that required to back regulatory liabilities whose distribution to shareholders is restricted. The EEV Principles require this level to be at least the level of solvency capital at which the local supervisory authority is empowered to take action and any further amount that may be encumbered by local supervisory restrictions. In light of this the Directors have set the level of required capital to be 150% of the regulatory minimum solvency margin requirement at the valuation date, including the additional margin required under the Solvency 1 rules. The Directors consider this to be a conservative level of capital to manage the covered business, allowing for the supervisory basis for calculating liabilities the insurance and operational risks inherent in the underlying products and the methods used to value financial options and guarantees included in those products.

New Business

New business premiums reflect income arising from the sale of new contracts during the reporting period. Increases to premiums that are generated by policyholders at their discretion are included in new business as they occur. Increases to renewal premiums on group pension contracts are treated as new business premiums.

The new business contribution is the present value of future shareholder cashflows arising from the new business premiums written in the period less a deduction if relevant for the time value of financial options and guarantees. The contribution makes full allowance for the associated amount of required capital and includes the value of expected renewals on new contracts.

The EEV Principles require a measure of the present value of future new business premiums (PVNBP) to be calculated and expressed at the point of sale. The PVNBP is equivalent to the total single premiums plus the discounted value of regular premiums expected to be received over the term of the contracts using the same economic and operating assumptions used for calculating the new business contribution. The new business margin reported under EEV is defined as the ratio of the new business contribution to PVNBP.

Projection Assumptions

Projections of future shareholder cash flows expected to emerge from covered business are determined using realistic assumptions for each component of cash flow and for each policy group. Future economic and investment return assumptions are based on period end conditions. The assumed discount and inflation rates are consistent with the investment return assumptions.

The assumptions for demographic elements, including mortality, morbidity, persistency and expense experiences, reflect recent operating experiences and are reviewed annually. Allowance is made for future improvements in annuitant mortality based on experience and externally published data. Favourable changes in operating experience are not anticipated until the improvement in experience has been observed.

All costs relating to the covered business are allocated to that business. The expense assumptions used for the projections therefore include the full cost of servicing the business. The costs include future depreciation charges in respect of certain property and equipment included in the free surplus. Certain group costs allocated to the life company are not included within the cash flow projections and are accounted for on an annual basis in the other group results.

Risk Discount Rate

The risk discount rate is a combination of a base risk-free rate and a risk margin, which reflects the residual risks inherent in the covered business, after taking account of prudential margins in the supervisory liabilities, the required capital and the specific allowance for financial options and guarantees.

The Group has adopted a bottom-up approach to the determination of the risk discount rate. Each element of risk is assessed in turn and a cost is reflected as an addition to the base risk-free discount rate. The risk discount rate derived in this way reflects the risk of volatility associated with the cash flows in the embedded value model.

The key assumptions are set out in note 15.

The market risk margin neutralises the effect of assuming future investment returns in excess of the base risk-free rate.

The non-market risk margin is based on an estimate of the impact of each of the following risks - mismatch risk, credit risk, demographic risks including mortality, morbidity, persistency and expense risks, operational risk and liquidity risk.

An allowance is made for the diversification effect in that each of the risks is not expected to occur simultaneously. Financial options and guarantees are explicitly valued using a market-consistent approach and no further risk allowance is included for these in the risk discount rate. The non-market risk margin was determined by the Directors following a review of the estimates emerging from the above exercise.

Financial Options and Guarantees

Under the EEV Principles an allowance for the time value of financial options and guarantees ("FOG") is required where a financial option exists which is exercisable at the discretion of the policyholder. The time value of an option reflects the additional value inherent in the option due to the potential for the option to increase in value prior to its expiry date, usually due to movements in the market value of assets. The value of an option based on market conditions at the date of the valuation is referred to as the intrinsic value.

Allowance is made for the intrinsic value of FOGs in the supervisory liabilities and the cost is reflected in the PVIF. An explicit deduction is made to the PVIF to allow for the impact of future variability of investment returns on the cost of FOGs (time value). The time value of FOGs is calculated using stochastic models calibrated on a market consistent basis.

The main financial options and guarantees and the assumptions used to value them are described in note 15.

Service Companies

All services relating to the covered business are charged on a cost recovery basis.

Tax

The projections include on a discounted basis all tax that is expected to be paid under covered business under current legislation, including tax that would arise if surplus assets within the covered business were eventually to be distributed.

Analysis of Profit

The profit from the covered business is analysed into three main components:

- **New business contribution**

  The contribution from new business written in the period is calculated as at the point of sale using assumptions applicable at the start of the period. This is then rolled forward to the end of the financial period using the risk discount rate applicable at the start of the reporting period.

- **Profit from existing in-force business**

  The profit from existing business is calculated using opening assumptions and comprises:

  - Interest at the risk discount rate on the value of in-force business allowing for the timing of cash-flows ("expected return");
  - Experience variances: when calculating embedded values it is necessary to make assumptions regarding future experiences including persistency (how long policies will stay in force), risk (mortality and morbidity), future expenses and taxation. Actual experience may differ from these assumptions. The impact of the difference between actual and assumed experience for the period is reported as experience variances;
  - Operating assumption changes: the assumptions on which embedded values are calculated are reviewed regularly. Where it is considered appropriate in the light of current or expected experience to change any assumptions regarding expected future experience, the impact on total value of in-force business of any such change is reported as an "operating assumption change".

- **Expected investment return**

  The expected investment earnings on the net assets attributable to shareholders are calculated using the future investment return assumed at the start of the period.

  Two further items make up the total profit arising from the covered business:

- **Short term investment fluctuations**

  This is the impact on the EV of differences between the actual investment return and the expected investment return assumptions assumed at the start of the period.

- **Effect of economic assumption changes**

  This is the impact on the EV of changes in external economic conditions including the effect changes in interest rates have on risk discount rates and future investment return assumptions.

Notes to the 2006 EV basis financial information

year ended 31 December 2006

1. Operating Profit before tax

	2006 €m	2005 €m
Insurance & investment business		
New business contribution	**128**	94
Profit from existing business		
– Expected return	**89**	74
– Experience variances	**14**	15
– Operating assumption changes	**17**	27
Development expenditure	**–**	(8)
Expected investment return	**26**	20
Operating profit before tax	**274**	222
Banking		
Net interest income	**429**	377
Non-interest income	**45**	40
Trading Income/(expense)	**12**	(4)
	486	413
Administrative expenses including depreciation	**(273)**	(255)
Impairment losses on loans and receivables	**(14)**	(12)
	199	146
Investment return	**3**	13
Restructuring costs	**–**	(11)
Operating profit before tax	**202**	148
Other activities		
Non-interest income	**56**	46
Administrative expenses including depreciation	**(58)**	(50)
Operating loss before tax	**(2)**	(4)
Share of associate / joint venture	**55**	54
Total operating profit	**529**	420

2. Other Credits

Disposal of property and equipment

In 2005 the group disposed of a number of properties occupied by the group and realised a profit before tax of €4m.

3. Discontinued Operations

On 2 June 2005 the group disposed of its UK life assurance subsidiary City of Westminster Assurance Company Limited. The net proceeds were €63m, this compares to a carrying value at date of disposal of €91m. The results for the period to disposal (profit of €2m) together with the loss on disposal are shown in the income statement as discontinued operations.

4. Life and investment new business

Life business (continuing operations)

	2006 €m	2005 €m
Present value of new business premiums (PVNBP)		
Single premium	**2,034**	1,313
Regular premium	**312**	255
Regular premium capitalisation factor	**4.6**	4.9
PVNBP	**3,482**	2,571
Annual Premium Equivalent (APE)	**516**	388
New business contribution	**106**	79
New business margin		
PVNBP	**3.1%**	3.1%
APE	**20.6%**	20.4%
ILIM		
Present value of new business premiums (PVNBP)	**1,901**	1,319
Annual Premium Equivalent (APE)	**190**	132
New business contribution	**22**	15
New business margin		
PVNBP	**1.1%**	1.1%
APE	**11.4%**	11.4%
Total new business		
Present value of new business premiums (PVNBP)	**5,383**	3,890
Annual Premium Equivalent (APE)	**706**	520
New business contribution	**128**	94
New business margin		
PVNBP	**2.4%**	2.4%
APE	**18.1%**	18.1%

5. Taxation

	2006 €m	2005 €m
Life operations		
Operating profit	**(13)**	(16)
Short term investment fluctuations	**15**	31
Effect of economic assumptions changes	**(1)**	(5)
	1	10
Banking operating profit	**(30)**	(26)
Other operations	**1**	–
	(28)	(16)
Government levy on financial institutions	**–**	(12)
	(28)	(28)

6. Analysis of profit after tax on continuing activities

	2006 Gross €m	2006 Tax €m	2006 Net €m
Operating profit			
Insurance and investment business	**274**	**(13)**	**261**
Banking	**202**	**(30)**	**172**
Other	**(2)**	**1**	**(1)**
Share of associate / joint venture	**55**	**–**	**55**
	529	**(42)**	**487**
Short term investment fluctuations	**101**	**15**	**116**
Effect of economic assumption changes	**(38)**	**(1)**	**(39)**
	592	**(28)**	**564**

	2005 Gross €m	2005 Tax €m	2005 Net €m
Operating profit			
Insurance and investment business	222	(16)	206
Banking	148	(26)	122
Other	(4)	–	(4)
Share of associate	54	–	54
	420	(42)	378
Short term investment fluctuations	94	31	125
Effect of economic assumption changes	13	(5)	8
Other credits	4	–	4
Government levy on financial institutions	–	(12)	(12)
	531	(28)	503

7. Shareholders' Equity

	2006 €m	2005 €m
Insurance and investment business	**2,101**	1,853
Banking	**775**	561
Other activities	**36**	37
Associate undertaking / joint venture	**174**	167
Goodwill	**207**	198
	3,293	2,816
Minority interest	**(16)**	(12)
Deduction in respect of own shares held for the benefit of life assurance policyholders	**(78)**	(76)
Shareholders' equity	**3,199**	2,728

Investment and insurance assets are analysed as follows:

	2006 €m	2005 €m
Property	**163**	80
Equities	**13**	10
Debt securities	**29**	4
Deposits	**566**	613
Other assets and liabilities	**(24)**	43
	747	750
Shareholders' value of in-force business	**1,354**	1,103
	2,101	1,853

Analysis of movement in shareholders' equity attributable to insurance and investment business

		2006	
	Net Worth €m	**VIF €m**	**Total €m**
Shareholders' equity as at 1 January 2006	**750**	**1,103**	**1,853**
Operating profit after tax on continuing operations	**40**	**221**	**261**
Short term investment fluctuations	**53**	**63**	**116**
Effect of economic assumption changes	**(6)**	**(33)**	**(39)**
Capital movements	**(90)**	**-**	**(90)**
Shareholders' equity as at 31 December 2006	**747**	**1,354**	**2,101**

7. Shareholders' Equity (continued)

	Net Worth €m	2005 VIF €m	Total €m
Shareholders' equity as at 1 January 2005	749	940	1,689
Operating profit after tax on continuing operations	84	122	206
Short term investment fluctuations	30	95	125
Effect of economic assumption changes	(3)	11	8
Other credits	3	–	3
Profit after tax on discontinued operations	41	(67)	(26)
Exchange rate movements	(2)	2	–
Capital movements	(152)	–	(152)
Shareholders' equity as at 31 December 2005	750	1,103	1,853

The shareholders' equity as at 31 December 2006 includes required capital of €560m (2005: €535m) within the net worth. The shareholders' value of in-force is net of a deduction of €120m (2005: €123m) in respect of the cost of maintaining the required capital and net of a deduction of €28m (2005: €31m) in respect of time value of financial option and guarantee costs.

Analysis of insurance and investment operating profit after tax

	Net Worth €m	**2006 VIF €m**	**Total €m**
New business contribution	**(164)**	**271**	**107**
Profit from existing business			
– Expected return	**185**	**(98)**	**87**
– Experience variances	**(3)**	**18**	**15**
– Operating assumption changes	**(1)**	**30**	**29**
– Expected investment return	**23**	**–**	**23**
Operating profit after tax	**40**	**221**	**261**

	Net Worth €m	2005 VIF €m	Total €m
New business contribution	(118)	196	78
Profit from existing business			
– Expected return	148	(77)	71
– Experience variances	24	(8)	16
– Operating assumption changes	21	9	30
– Development expenditure	(7)	–	(7)
– Expected investment return	16	2	18
Operating profit after tax	84	122	206

8. Interest receivable and similar income

	2006 €m	2005 €m
Loans and receivables to customers	**875**	771
Loans and receivables to banks	**482**	113
Debt securities and other fixed income securities	**184**	89
Lease and instalment finance	**78**	67
	1,619	1,040
Inter-group charges eliminated on consolidation	**(17)**	(8)
	1,602	1,032

9. Management expenses

	2006 €m	2005 €m
Administrative expenses	**497**	470
Depreciation	**28**	25
Software amortisation	**15**	15
	540	510

Analysed as follows

	2006 €m	2005 €m
Banking operations		
Operational	**273**	255
Restructuring costs	**–**	11
Life and investment operations		
Administrative	**209**	186
Development expenditure	**–**	8
Other operations (includes corporate costs)	**58**	50
	540	510

10. Provision for impairment of loans and receivables

	2006 €m	2005 €m
At 1 January	**52**	46
Charged against income statement	**14**	12
Amounts written off	**(10)**	(7)
Reinstatement of amounts previously written off	**1**	1
At 31 December	**57**	52
At 31 December		
Specific	**36**	32
Collective	**21**	20
	57	52

11. Loans and receivables to customers

	2006 €m	2005 €m
Residential mortgage loans	**29,986**	23,194
Commercial mortgage loans	**1,862**	1,420
Finance lease, instalment finance and term loans	**1,977**	1,658
	33,825	26,272
Money market funds	**161**	150
Deferred fees, discounts and fair value adjustments	**171**	155
	34,157	26,577
Provision for impairment of loans and receivables	**(57)**	(52)
Inter-group loans and receivables	**(368)**	(185)
	33,732	26,340

12. Funds under management

	2006 €m	2005 €m
Funds managed on behalf of unit-linked policyholders	**25,269**	20,084
Funds managed on behalf of non-linked policyholders	**2,384**	2,559
	27,653	22,643
Off-balance sheet funds	**4,182**	3,791
	31,835	26,434

13. Earnings per share

As permitted under Irish Legislation the group's life assurance subsidiary holds shares in Irish Life & Permanent plc for the benefit of policyholders. Under accounting standards these are required to be deducted from the total number of shares in issue when calculating EPS. In view of the fact that Irish Life & Permanent plc does not hold the shares for its own benefit, EPS based on a weighted average number of shares in issue is disclosed. The calculation is set out below:

	2006	2005
Weighted average ordinary shares in issue and ranking for dividend excluding treasury shares and own shares held for the benefit of life assurance policyholders	**266,144,143**	262,813,871
Weighted average ordinary shares held for the benefit of life assurance policyholders	**7,677,528**	7,524,588
Weighted average ordinary shares in issue and ranking for dividend including own shares held for the benefit of life assurance policyholders	**273,821,671**	270,338,459
Profit for the year attributable to equityholders	**€561m**	€475m
EPS including own shares held for the benefit of life assurance policyholders	**204.9 cent**	175.7 cent
Operating profit (before minority interest) after tax for the year	**€487m**	€366m
Operating EPS including own shares held for the benefit of life assurance policyholders	**177.9 cent**	135.4 cent

14. Reconciliation of shareholders' equity on Statutory basis to EV basis

(a) As at 31 December 2006

	Net worth €m	VIF €m	Total €m
Statutory shareholders' equity excluding minority interest as at 31 December 2006	**1,722**	**663**	**2,385**
Change in insurance shareholder value of in-force to post tax basis	**118**	**(118)**	**-**
Shareholder value of in-force on investment contracts	**-**	**808**	**808**
Changes in presentation of cost of FOGs	**20**	**(20)**	**-**
Deferred front end fees on investment contracts	**142**	**-**	**142**
Deferred acquisition costs on investment contracts	**(203)**	**-**	**(203)**
Restatement of investment liabilities to regulatory basis	**(39)**	**-**	**(39)**
Unwind own shares statutory adjustment	**81**	**-**	**81**
Change in the basis of deferred tax provisioning	**5**	**18**	**23**
Deferred tax on above adjustments	**2**	**-**	**2**
EV basis shareholders' equity excluding minority interest as at 31 December 2006	**1,848**	**1,351**	**3,199**

(b) As at 31 December 2005

	Net worth €m	VIF €m	Total €m
Statutory shareholders' equity excluding minority interest as at 31 December 2005	1,529	546	2,075
Change in insurance shareholder value of in-force to post tax basis	89	(89)	–
Shareholder value of in-force on investment contracts	-	681	681
Changes in presentation of cost of FOGs	24	(24)	–
Deferred front end fees on investment contracts	153	–	153
Deferred acquisition costs on investment contracts	(176)	–	(176)
Restatement of investment liabilities to regulatory basis	(72)	–	(72)
Unwind own shares statutory adjustment	62	–	62
Change in the basis of deferred tax provisioning	7	(14)	(7)
Deferred tax on above adjustments	12	–	12
EV basis shareholders' equity excluding minority interest as at 31 December 2005	1,628	1,100	2,728

All of the above adjustments relate to the application of IFRS 4 including the tax implications with the exception of the own share adjustment. The own share statutory adjustment reverses the mis-match which arises under IFRS where own shares held on behalf of policyholders are required to be marked-to-market in policyholder liabilities but the matching assets are not permitted to be marked-to-market.

15. EV Assumptions

Principal economic assumptions

The assumed future pre-tax returns on fixed interest securities are set by reference to gross redemption yields available in the market at the end of the reporting period. The risk free rate of return used for the risk discount rate is based on the yield available for the effective duration of the future cash-flows underlying the PVIF. The corresponding return on equities and property is equal to the risk free rate assumption plus the appropriate risk premium. An asset mix based on the assets held at the valuation date with.n policyholder funds has been assumed within the projections.

	31 December 2006	31 December 2005	31 December 2004
Equity risk premium	**3.0%**	3.0%	3.0%
Property risk premium	**2.0%**	2.0%	2.0%
Risk free rate	**3.9%**	3.2%	3.5%
Investment return			
– Fixed interest	**3.5% - 4.6%**	2.5% - 3.6%	2.5% - 4.2%
– Equities	**6.9%**	6.2%	6.5%
– Property	**5.9%**	5.2%	5.5%
Risk margin	**3.5%**	3.3%	3.2%
Risk discount rate	**7.4%**	6.5%	6.7%
Expense inflation	**4.1%**	3.6%	3.6%

Other assumptions

The assumed future mortality, morbidity and persistency assumptions are based on published tables of rates, adjusted by analyses of recent operating experience. Persistency assumptions are set by reference to recent operating experience.

The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. No allowance has been made for future productivity improvements in the expense assumptions.

Projected tax has been determined assuming current tax legislation and rates. Deferred tax on the release of the retained surplus in the Life Business is allowed for in the PVIF calculations.

EEV results are computed on a before and after tax basis.

Treatment of financial options and guarantees (FOGs)

The main options and guarantees for which FOG costs have been determined are:

(a) Investment guarantees on certain unit-linked funds, where the unit returns to policyholders are smoothed subject to a minimum guaranteed return (in the majority of cases the minimum guaranteed change in unit price is 0%, usually representing a minimum return of the original premium). An additional management charge is levied on policyholders investing in these funds, compared to similar unit-linked funds without this investment guarantee. This extra charge is allowed for in calculating the FOG cost;

(b) Guaranteed Annuity Rates on a small number of products;

(c) Return of Premium death guarantees on certain unit-linked single premium products;

(d) Guaranteed benefits for policies in the closed with-profit fund.

15. EV Assumptions (continued)

The main asset classes relating to products with options and guarantees are European and International equities, Property, and government bonds of various durations.

The Deloitte's TSM Streamline **Market Consistent** model is used to derive the cost of FOGs. The model is calibrated to the yield curve and to the market prices of equity options. Ten years of historical weekly data are used to derive the correlation between the returns of different asset classes.

The model uses the difference between two inverse Gaussian distributions to model the returns on each asset class. This allows the model to produce fat-tailed distributions, and provides a good fit to historical asset return distributions.

The statistics relating to the model used are set out in the following table:

As at 31 December 2006

	10-Year Return		20-Year Return	
	Mean[1]	**StDev**[2]	**Mean**[1]	**StDev**[2]
European Assets (euro)				
Bonds	4.0%	1.8%	4.13%	4.0%
Equities, Property	4.0%	18.7%	4.13%	19.1%
UK Assets (Sterling)				
Bonds	4.75%	2.2%	4.35%	4.7%
Equities	4.75%	17.5%	4.35%	18.7%

As at 31 December 2005

	10-Year Return		20-Year Return	
	Mean[1]	**StDev**[2]	**Mean**[1]	**StDev**[2]
European Assets (euro)				
Bonds	3.4%	2.1%	3.7%	3.3%
Equities, Property	3.4%	21.7%	3.7%	22.8%
UK Assets (Sterling)				
Bonds	4.1%	2.6%	4.1%	5.8%
Equities	4.1%	19.8%	4.1%	22.2%

1. *The Market Consistent nature of the model means that all asset classes earn the risk free rate. No value is added by investing in riskier assets with a higher expected rate of return. The Means quoted above reflect this.*
2. *Standard Deviations are calculated by accumulating a unit investment for n years in each simulation, taking the natural logarithm of the result, calculating the variance of this statistic, dividing by n and taking the square root. The results are comparable to implied volatilities quoted in investment markets.*

16. Sensitivity calculations

A number of sensitivities have been produced on alternative assumption sets to reflect the sensitivity of the continuing operations embedded value and the continuing operations new business contribution to changes in key assumptions. The details of each sensitivity are set out below:

- 1% variation in discount rate – a one percentage point increase/decrease in the risk margin has been assumed in each case (meaning a 1% increase in the risk margin at end 2006 would result in a 4.5% risk margin and a 8.4% risk discount rate).

- 1% variation in interest rates – a one percentage point increase/decrease in interest rates including any related changes to risk discount rates, valuation bases and non linked assets (meaning a 1% increase in interest rates at end 2006 would increase investment returns by 1% for each year in the future and increase the risk discount rate to 8.4%). Therefore this sensitivity includes the effect on the life net worth.

- 1% increase in equity/property yields - a one percentage point increase in the equity/property assumed investment returns, excluding any related changes to risk discount rates or valuation bases, has been assumed (meaning a 1% increase in equity returns would increase assumed total equity returns from 6.9% to 7.9%).

- 10% decrease in equity/property values - a ten percentage point decrease in the market value of equity/property assets, including any related changes to valuation reserves and life shareholder net assets. Therefore this sensitivity includes the effect on the life net worth.

- 10% decrease in maintenance expenses, excluding any related changes to valuation expense bases and to potentially reviewable policy fees (meaning a 10% reduction on a base assumption of €10 per annum would result in a €9 per annum expense assumption).

- 10% improvement in assumed persistency rates, incorporating a 10% reduction in lapse, surrender and premium cessation assumptions (meaning a 10% reduction on a base assumption of 7% would result in a 6.3% lapse assumption).

- 5% decrease in both mortality and morbidity rates, excluding any related changes to valuation bases or potentially reviewable risk charging bases (meaning if base experienced mortality is 90% of a standard mortality table then for this sensitivity the assumption is set to 85.5% of the standard table).

The sensitivities allow for any material impact on the cost of financial options and guarantees caused by the changed assumption.

16. Sensitivity calculations (continued)

(a) Economic Assumptions

	As issued EV €m	Effect of 1% higher risk discount rate €m	Effect of 1% lower risk discount rate €m
Embedded value at 31 December 2006	2,101	(114)	128
2006 new business contribution	128	(23)	27

(b) Market Sensitivities – equity/property and fixed interest yields

	As issued EV €m	Effect of 1% higher fixed interest yield €m	Effect of 1% lower fixed interest yield €m	Effect of 1% higher equity/property yields €m
Embedded value at 31 December 2006	2,101	(29)	25	56
2006 new business contribution	128	(1)	(1)	9

(c) Market Sensitivities - equity/property values

	As issued EV €m	Effect of 10% decrease in equity/property values €m
Embedded value at 31 December 2006	2,101	(95)

(d) Operational Assumptions

	As issued EV €m	Effect of 10% decrease in maintenance expenses €m	Effect of 10% improvement in assumed persistency rates €m	Effect of 5% decrease in mortality & morbidity rates €m
Embedded value at 31 December 2006	2,101	49	64	15
2006 new business contribution	128	10	16	2

17. The EV basis supplementary financial information was approved by the Board on 27 March 2007.

Independent Auditor's Report to Irish Life & Permanent plc on the Embedded Value Basis – Supplementary Information

We have audited the EV basis supplementary information ("the supplementary information") of Irish Life & Permanent plc for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Recognised Income and Expense, the Consolidated Reconciliation of Shareholders' Equity and the related notes. The supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum ("the EEV Principles") using the methodology and assumptions set out therein. The supplementary information should be read in conjunction with the group financial statements.

This report is made solely to the company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and independent auditor

As described in the statement of directors' responsibilities, the directors' responsibilities include preparing the supplementary information on the EEV basis in accordance with the EEV Principles. Our responsibility is to audit the supplementary information in accordance with International Standards on Auditing (UK and Ireland) and the terms of our engagement.

Under the terms of our engagement, we report to the company our opinion as to whether the supplementary information has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out therein. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit.

Basis of audit opinion

We conducted our audit having regard to International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies applied in the preparation of the supplementary information are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

Opinion

In our opinion, the EV basis supplementary information for the year ended 31 December 2006 has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out therein.

KPMG

Chartered Accountants
Registered Auditor
1 Harbourmaster Place
IFSC
Dublin 1
27 March 2007

Telephone 01 669 5000 Facsimile 01 669 5900
Website www.permanenttsb.ie

Irish Life International Limited:
Irish Life Centre, Lower Abbey Street, Dublin 1.
Telephone 01 704 1500 Facsimile 01 704 1580
Website www.irishlifeinternational.com

Irish Life Investment Managers Ltd:
Beresford Court, Beresford Place, Dublin 1.
Telephone 01 704 1200 Facsimile 01 704 1903
Website www.ilim.com

Irish Progressive Services International Ltd:
Beresford Court, Beresford Place, Dublin 1.
Telephone 01 704 2000 Facsimile 01 856 3391
Website www.ipsi.ie

permanent tsb Finance Limited:
56-59 St. Stephen's Green, Dublin 2.
Telephone 01 661 6470 Facsimile 01 661 6441
Website www.autopoint.ie

Cornmarket Group Financial Services Ltd:
Liberties House,
Christchurch Square, Dublin 8.
Telephone 01 408 4000 Facsimile 01 408 4014
Website www.cornmarket.ie

United Kingdom

Capital Home Loans Ltd.
Admiral House,
Harlington Way, Fleet, Hampshire, GU51 4YA
Telephone 1 252 812271 Facsimile 1 252 811826
Website www.chlmortgages.co.uk

List of permanent tsb Branches

Carlow
55 Tullow St., Carlow.

Cavan
15 Main St., Cavan.

Clare
O'Connell St., Ennis.

Cork
17 Main St., Ballincollig.
33 South Main St., Bandon.
1 Curraheen Rd., Bishopstown.
Main St., Carrigaline.
20 Rossa St., Clonakilty.
29 West Beach, Cobh.
40/41 Patrick St., Cork.
Cathedral Rd., Cork.
1 Lapp's Quay, Cork.
88-89 North Main St., Cork.
Main St., Douglas, Cork.
North Square, Macroom.
29 Bank Place, Mallow.
Iona Park, Mayfield.
83 Main St., Midleton .
21 Lr. Cork St., Mitchelstown.
16/17 Main St., Skibbereen.
1 Clashduv Rd., Togher.
53 North Main St., Youghal.

Donegal
67 Upper Main St., Letterkenny.
The Diamond, Donegal Town.

Dublin
The Roundabout, Malahide Rd., Artane, D5
2/4 Upper Baggot St., D2.
7B Dublin St., Balbriggan, Co Dublin.
Ballyfermot Shopping Centre D10.
23 Rock Hill, Blackrock, Co Dublin.
Main St., Blanchardstown, D15.
Unit 134, Blanchardstown Newtown Centre D15.
20 Main St., Clondalkin, D22.
16/17 College Green, D2.
12/13 Lower O'Connell St., D1.
Unit 6E Northside SC, Coolock, D17.
130 Lower Drumcondra Rd., D9.
11 Upr Georges St., Dun Laoghaire, Co Dublin.
Main St., Dundrum, D14.
1 Fairview Corner, Fairview, D3.
2/3 Village Centre, Finglas, D11.
70 Grafton St. D2.
36 Henry St., D1.
8 Sundrive Rd., Kimmage D12.

Renewal of authority to disapply statutory pre-emption rights

In resolution 6, shareholders are being asked to renew, until the earlier of the next AGM or the expiration of 15 months from the passing of this resolution, the authority to disapply the strict statutory pre-emption provisions in the event of a rights issue, or any other issue of equity securities for cash up to an aggregate nominal amount of 5% of the nominal value of the Company's issued share capital. This application will cover a maximum of 13,773,371 Ordinary Shares.

Amendments to Performance Conditions of the Irish Life & Permanent plc Long Term Incentive Plan

The Irish Life & Permanent plc Long Term Incentive Plan ("LTIP") was approved at last year's annual general meeting. The LTIP is designed to reward, retain and incentivise selected senior executives. The vesting of awards under the LTIP is subject to satisfaction of performance conditions. The existing performance conditions relate to earnings per share ("EPS") and total shareholder return ("TSR") over a three year performance period.

Following a comprehensive review of remuneration policy, facilitated by external remuneration consultants, it is proposed to amend the performance conditions for future LTIP awards so there is a clearer correlation between them and executive performance. In resolution 7 shareholders are asked to approve the proposed new

Business addresses and permanent tsb branches

Unit 19 Liffey Valley Shopping Ctr, D22.
7 Main St., Lucan, Co Dublin.
4 Main St., Malahide, Co Dublin.
69/71 Phibsboro Rd., Phibsboro, D7.
405 Howth Rd., Raheny D5.
Rathfarnham Village, Rathfarnham, D14.
300 Lr. Rathmines Rd., Rathmines, D6.
2 Stephens Green, D2.
14 Lower Kilmacud Rd., Stillorgan, Co Dublin.
1 Howth Rd., Sutton Cross, D13.
33 Main St., Swords, Co Dublin.

Meath
Kennedy Rd., Navan.
Unit 2I, Block 2A, Ashbourne NTC, Ashbourne

Monaghan
Dawson St., Monaghan

Offaly
O'Connor Square, Tullamore.

Roscommon

Chairman's Letter

performance conditions, which are based on return on capital and total shareholder return over a three year performance period. In the Board's view, the new performance conditions will be at least as testing as the performance conditions they will replace. The Board considers the proposed changes to be in shareholders' interests as they are designed to increase the performance incentive for senior executives and align their interests with those of shareholders.

The Irish Association of Investment Managers (the "IAIM") has been consulted regarding the proposed amendments and the IAIM has indicated its approval to the terms of the proposed amendments.

Full details of the new performance conditions are set out in the Appendix to this letter.

Recommendation

The Directors are satisfied that the resolutions set out in the Notice of the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, your Directors unanimously recommend that you vote in favour of each of the resolutions to be proposed at the AGM as they intend to do in respect of their own beneficial holdings.

Yours faithfully,

Gillian Bowler
Chairman

Ireland

Head Office:
Irish Life Centre, Lower Abbey Street, Dublin 1.
(Registered Office)
Telephone 01 704 2000 Facsimile 01 704 1900
Website www.irishlifepermanent.ie

Irish Life Assurance plc:
Irish Life Centre, Lower Abbey Street, Dublin 1.
Telephone 01 704 2000 Facsimile 01 704 1900
Website www.irishlife.ie

permanent tsb:
56-59 St. Stephen's Green, Dublin 2.
Telephone 01 669 5000 Facsimile 01 669 5900
Website www.permanenttsb.ie

Irish Life International Limited:
Irish Life Centre, Lower Abbey Street, Dublin 1.
Telephone 01 704 1500 Facsimile 01 704 1580
Website www.irishlifeinternational.com

Irish Life Investment Managers Ltd:
Beresford Court, Beresford Place, Dublin 1.
Telephone 01 704 1200 Facsimile 01 704 1903
Website www.ilim.com

Irish Progressive Services International Ltd:
Beresford Court, Beresford Place, Dublin 1.
Telephone 01 704 2000 Facsimile 01 856 3391
Website www.ipsi.ie

permanent tsb Finance Limited:
56-59 St. Stephen's Green, Dublin 2.
Telephone 01 661 6470 Facsimile 01 661 6441
Website www.autopoint.ie

Cornmarket Group Financial Services Ltd:
Liberties House,
Christchurch Square, Dublin 8.
Telephone 01 408 4000 Facsimile 01 408 4014
Website www.cornmarket. e

United Kingdom

Capital Home Loans Ltd.
Admiral House,
Harlington Way, Fleet, Hampshire, GU51 4YA
Telephone 1 252 812271 Facsimile 1 252 811826
Website www.chlmortgages.co.uk

List of permanent tsb Branches

Carlow
55 Tullow St., Carlow.

Cavan
15 Main St., Cavan.

Clare
O'Connell St., Ennis.

Cork
17 Main St., Ballincollig.
33 South Main St., Bandon.
1 Curraheen Rd., Bishopstown.
Main St., Carrigaline.
20 Rossa St., Clonakilty.
29 West Beach, Cobh.
40/41 Patrick St., Cork.
Cathedral Rd., Cork.
1 Lapp's Quay, Cork.
88-89 North Main St., Cork.
Main St., Douglas, Cork.
North Square, Macroom.
29 Bank Place, Mallow.
Iona Park, Mayfield.
83 Main St., Midleton .
21 Lr. Cork St., Mitchelstown.
16/17 Main St., Skibbereen.
1 Clashduv Rd., Togher.
53 North Main St., Youghal.

Donegal
67 Upper Main St., Letterkenny.
The Diamond, Donegal Town.

Dublin
The Roundabout, Malahide Rd., Artane, D5
2/4 Upper Baggot St., D2.
7B Dublin St., Balbriggan, Co Dublin.
Ballyfermot Shopping Centre D10.
23 Rock Hill, Blackrock, Co Dublin.
Main St., Blanchardstown, D15.
Unit 134, Blanchardstown Newtown Centre D15.
20 Main St., Clondalkin, D22.
16/17 College Green, D2.
12/13 Lower O'Connell St., D1.
Unit 6E Northside SC, Coolock, D17.
130 Lower Drumcondra Rd., D9.
11 Upr Georges St., Dun Laoghaire, Co Dublin.
Main St., Dundrum, D14.
1 Fairview Corner, Fairview, D3.
2/3 Village Centre, Finglas, D11.
70 Grafton St. D2.
36 Henry St., D1.
8 Sundrive Rd., Kimmage D12.

Unit 19 Liffey Valley Shopping Ctr, D22.
7 Main St., Lucan, Co Dublin.
4 Main St., Malahide, Co Dublin.
69/71 Phibsboro Rd., Phibsboro, D7.
405 Howth Rd., Raheny D5.
Rathfarnham Village, Rathfarnham, D14.
300 Lr. Rathmines Rd., Rathmines, D6.
2 Stephens Green, D2.
14 Lower Kilmacud Rd., Stillorgan, Co Dublin.
1 Howth Rd., Sutton Cross, D13.
33 Main St., Swords, Co Dublin.
Old Bawn Rd., Tallaght, D24.
172 Walkinstown Rd., Walkinstown, D12.

Galway
31 Eyre Square, Galway.
Unit D, Galway SC, Headford Rd., Galway.
Unit 1, Galway FSC, Tuam Rd, Galway.

Kerry
23/24 New St., Killarney.
12 Lower Castle St., Tralee.

Kildare
Main St., Maynooth.
Poplar House, Poplar Square, Naas.
3 Duke St., Athy, Kildare.
Court Shopping Centre, Main St., Newbridge.

Kilkenny
Marble City Arcade, High St., Kilkenny.

Laois
38/39 Main St., Portlaoise.

Limerick
24 Sarsfield St., Limerick.
48 Upper William St., Limerick.
Unit 1 & 2 Crescent Court, Dooradoyle
The Square, Newcastlewest.

Longford
27/28 Main St., Longford.

Louth
115/116 West St., Drogheda.
60 Clanbrassil St., Dundalk.
1/2 Clanbrassil St., Dundalk.

Mayo
Pearse St., Ballina.
Ellison St., Castlebar.
Bridge St., Westport.

Meath
Kennedy Rd., Navan.
Unit 2I, Block 2A, Ashbourne NTC, Ashbourne

Monaghan
Dawson St., Monaghan

Offaly
O'Connor Square, Tullamore.

Roscommon
Market Square, Roscommon.

Sligo
16 O'Connell St., Sligo.

Tipperary
11/13 Pearse St., Nenagh.
12 Gladstone St., Clonmel.
14 Liberty Square, Thurles.

Tipperary - Sub Offices
The Square, Roscrea, Tipperary
74 Main St., Tipperary

Waterford
9 Arundel Square, Waterford.
Dunmore Rd., Ardkeen.
Davitt's Quay, Dungarvan.
Hyper Centre, Morgan St., Waterford.
Waterford Shopping Centre, Lisduggan.

Westmeath
7/9 Oliver Plunkett St., Mullingar.
Unit 32 Golden Island, S.C Athlone.
22 Mardyke St., Athlone.

Wexford
The Bull Ring, Wexford.
17 South St., New Ross.
17/18 Market Square, Enniscorthy.
23 Main St., Gorey.

Wicklow
66 Main St., Bray.
Church Rd., Greystones.

THIS LETTER AND NOTICE OF MEETING ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to consult your independent professional adviser, who is authorised or exempted pursuant to the Investment Intermediaries Act, 1995 or the Stock Exchange Act, 1995 if you are resident in Ireland or who is authorised under the Financial Services and Markets Act, 2000 if you are resident in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside Ireland or the United Kingdom.

If you sell or have sold or otherwise transferred all of your Irish Life & Permanent plc shares, please forward this document and the accompanying form of proxy to the purchaser or transferee or the stockbroker, or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee.

5 April 2007

Dear Shareholder,

The notice of the Annual General Meeting ("AGM") to be held on Friday, 18 May 2007 in Jurys Hotel, Ballsbridge, Dublin 4 is set out on pages 142 to 144 of this annual report. There are four items of ordinary business (resolutions 1 to 4 inclusive) and three items of special business (resolutions 5 to 7).

Re-appointment of Directors

Resolution 3, as proposed, includes the re-appointment of certain non-executive and executive directors. The board regularly reviews the performance of Directors and is satisfied that all the Directors proposed for re-appointment are effective and committed in their respective roles.

Renewal of authority to allow the Company and/or any subsidiary to purchase the Company's own shares and to fix the re-issue price of Treasury Shares

Shareholders are being asked in resolution 5 to authorise the Company, until the earlier of the date of the next AGM or 18 August 2008, to make market purchases of up to 27,546,743 Ordinary Shares (being 10% of the Company's issued share capital as at 27 March 2007) and to determine the re-issue price of any such shares if re-issued at a later date. Shares purchased by the Company under this authority may be cancelled or held as Treasury Shares which may be re-issued. The Directors shall only exercise this power if they consider it to be in the best interests of shareholders generally. The minimum and maximum prices which may be paid for a purchase of the Company's own shares and for a re-issue of shares purchased by the Company and not cancelled shall be those prices set out in Articles 50b) and 50d) respectively of the Articles of Association of the Company.

Options to subscribe for a total of 8,713,171 Ordinary Shares were outstanding as at 27 March 2007. At the same date, these options represented 3.2% of the then issued Ordinary Share capital and will represent 3.5% of such share capital if the full authority to buy back Ordinary Shares is used.

Renewal of authority to disapply statutory pre-emption rights

In resolution 6, shareholders are being asked to renew, until the earlier of the next AGM or the expiration of 15 months from the passing of this resolution, the authority to disapply the strict statutory pre-emption provisions in the event of a rights issue, or any other issue of equity securities for cash up to an aggregate nominal amount of 5% of the nominal value of the Company's issued share capital. This application will cover a maximum of 13,773,371 Ordinary Shares.

Amendments to Performance Conditions of the Irish Life & Permanent plc Long Term Incentive Plan

The Irish Life & Permanent plc Long Term Incentive Plan ("LTIP") was approved at last year's annual general meeting. The LTIP is designed to reward, retain and incentivise selected senior executives. The vesting of awards under the LTIP is subject to satisfaction of performance conditions. The existing performance conditions relate to earnings per share ("EPS") and total shareholder return ("TSR") over a three year performance period.

Following a comprehensive review of remuneration policy, facilitated by external remuneration consultants, it is proposed to amend the performance conditions for future LTIP awards so there is a clearer correlation between them and executive performance. In resolution 7 shareholders are asked to approve the proposed new performance conditions, which are based on return on capital and total shareholder return over a three year performance period. In the Board's view, the new performance conditions will be at least as testing as the performance conditions they will replace. The Board considers the proposed changes to be in shareholders' interests as they are designed to increase the performance incentive for senior executives and align their interests with those of shareholders.

The Irish Association of Investment Managers (the "IAIM") has been consulted regarding the proposed amendments and the IAIM has indicated its approval to the terms of the proposed amendments.

Full details of the new performance conditions are set out in the Appendix to this letter.

Recommendation

The Directors are satisfied that the resolutions set out in the Notice of the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, your Directors unanimously recommend that you vote in favour of each of the resolutions to be proposed at the AGM as they intend to do in respect of their own beneficial holdings.

Yours faithfully,

Gillian Bowler

Chairman

LONG TERM INCENTIVE PLAN – PERFORMANCE CONDITIONS

Subject to the rules of the Plan, the Vesting of an Award shall be subject to the following Performance Conditions:-

1. 50% of Award – Return on Capital target

Return on Capital ("ROC") shall be measured on an EEV (European Embedded Value) basis taking the post tax EV operating profits of the Group (excluding Allianz) and dividing by the opening shareholders equity attributable to the Group's insurance, banking and other activities (subject to the overriding discretion of the Remuneration and Compensation Committee (the "Committee") to amend the means of calculating ROC as it thinks fit to ensure ROC is calculated on a consistent and fair basis).

50% of the Award shall Vest if and only if the ROC target set by the Committee at the Date of Grant is met (the "ROC 50%"). For any Awards granted in 2007, the ROC 50% shall Vest as follows:-

a) One quarter of the ROC 50% (or 12.5% of an Award) shall Vest for cumulative ROC over the Performance Period of 48%;

b) All of the ROC 50% (or 50% of an Award) shall Vest for cumulative ROC over the Performance Period of 60%;

c) For ROC performance between (a) and (b) above, an Award shall Vest increasing on a linear scale;

d) In calculating ROC the Committee may in its absolute discretion make such adjustments as it deems necessary, in order to eliminate any items that distort the underlying trend. This includes, but is not limited to, one-off items and changes in the basis of calculation or estimation from year to year. Any such adjustments shall be made in consultation with the Auditors.

e) The above ROC targets will apply to the Awards granted in 2007, ROC targets set in subsequent years may differ to take account of changes in the make up of Group profits, but any such ROC targets set by the Committee will be equally testing.

2. 50% of Award - Total Shareholder Return target

Total shareholder Return ("TSR") means in respect of any given period the aggregate of (i) the increase in the share price over such period and (ii) the cumulative gross value of dividends declared over such period.

50% of the Award shall Vest if and only if the TSR target below is met (the "TSR 50%"). The TSR 50% shall Vest as follows if the TSR of the Company is equal to or greater than the TSR of the Comparative Companies over the Performance Period:

a) One quarter of the TSR 50% (or 12.5% of an Award) shall Vest for TSR performance equal to the TSR of the Comparative Companies;

b) All of the TSR 50% (or 50% of an Award) shall Vest for TSR performance of 8% or more per annum (averaged over the Performance Period) above the TSR performance of the Comparative Companies;

For TSR performance between (a) and (b) above, an Award shall Vest increasing on a linear scale;

3. Additional Provisions re Vesting

No part of the ROC 50% shall Vest if the ROC target set out at 1(a) above is not met and no part of the TSR 50% shall Vest if the TSR target set out at 2(a) above is not met. Where any Performance Condition is not met, or is not met in full any Award or part of an Award that does not Vest shall automatically lapse.

The vesting of the ROC 50% and the TSR 50% shall be determined separately on the basis of the different Performance Conditions set out above and the Vesting of one shall not in any way depend upon the Vesting of the other.

4. Performance Period

Unless the Committee determines otherwise, the Performance Period for the purposes of measuring (1) and (2) above shall commence at the beginning of the Financial Year in which an Award is granted, the base year shall be the Financial Year prior to the year in which the Award is granted and the Performance Period shall end at the end of the second Financial Year after the Financial Year in which the Award is granted.

Notice of Meeting

of

Irish Life & Permanent plc (the "Company")

NOTICE is hereby given that the thirteenth Annual General Meeting of the Company will be held at Jurys Hotel, Ballsbridge, Dublin 4 on Friday, 18 May 2007 at 11.30 a.m. for the following purposes:

ORDINARY BUSINESS

1. To receive and consider the accounts for the year ended 31 December 2006 and the reports of the Directors and Auditors thereon.

2. To declare a final dividend on the Ordinary Shares in the capital of the Company for the year ended 31 December 2006.

3. To re-appoint the following Directors who retire in accordance with the Articles of Association and, being eligible, offer themselves for re-appointment:

   (a) Denis Casey

   (b) Peter Fitzpatrick

   (c) Roy Keenan

   (d) Finbar Sheehan

4. To authorise the Directors to determine the remuneration of the Auditors.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions which will be proposed as special resolutions:

5. That the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of the Company's Ordinary Shares on such terms and conditions and in such manner as the Directors, or as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and the restrictions and provisions set out in Articles 50 b) and 50 c) of the Articles of Association of the Company **PROVIDED** that the maximum aggregate number of Ordinary Shares authorised to be acquired pursuant to this resolution shall be 27,546,743; and for the purposes of Section 209 of the Companies Act, 1990, the re-issue price range at which any Treasury Share (as defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be the price range set out in Article 50 d) of the Articles of Association of the Company.

   The authorities hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 18 August 2008 unless, in any such case, previously varied, revoked or renewed in accordance with the provisions of the Companies Act, 1990.

6. That the Directors are hereby empowered pursuant to Section 23 and Section 24(1) of the Companies (Amendment) Act, 1983 to allot equity securities within the meaning of the said Section 23 for cash pursuant to the authority to allot relevant securities conferred on the Directors by resolution 5 passed by the members of the Company at the Annual General Meeting held on 20 May 2005, as if sub-section 1 of the said Section 23 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

   (a) in connection with a rights issue in favour of Members where the equity securities are issued proportionately to the respective numbers of shares held by such Members but subject to such exclusions as the Directors may deem fit to deal with fractional entitlements or legal and practical problems arising in or in respect of any territory; and

(b) otherwise than in pursuance of (a) above, up to an aggregate nominal value of €4,407,479, (representing 5% of the issued Ordinary Share capital of the Company as at 27 March 2007);

and shall, unless previously renewed, revoked or varied by Special Resolution of the Company in general meeting, expire 15 months from the passing of this resolution or, if earlier, on the close of business on the date of the next annual general meeting of the Company, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement as if the power hereby conferred had not expired. Any powers conferred on the Directors to allot equity securities in accordance with the said Sections 23 and 24(1) in force immediately before this resolution is passed shall be revoked upon the coming into effect of this resolution.

To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

7. That the Rules of the Irish Life & Permanent plc Long Term Incentive Plan (the "Plan") be and are hereby amended by the deletion of the existing Appendix of performance conditions and its replacement with the performance conditions set out in the appendix to the Chairman's letter to shareholders of the Company accompanying this Notice and by the making of such consequent changes to the Rules of the Plan as the Board shall in its absolute discretion determine necessary or desirable.

By order of the Board

Ciarán Long
Secretary
Registered Office:
Irish Life Centre,
Lower Abbey Street, Dublin 1.

27 March 2007

Notes:

1. A Member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend, speak and vote instead of him. A proxy need not be a Member of the Company.

2. To be valid, the form of proxy duly completed and executed together with any authority under which it is executed or a copy of such authority certified notarially or by a solicitor practising in the Republic of Ireland must be deposited at the registered office of the Company at Irish Life Centre, Lower Abbey Street, Dublin 1 or (at the Member's option) at the offices of the Company's Registrar, Capita Registrars, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, in either case, not less than 48 hours before the time appointed for the Annual General Meeting. Alternatively, subject to the Articles of Association of the Company and provided it is received not less than 48 hours before the time appointed for the holding of the Meeting, the appointment of a proxy may:

   (a) be submitted by telefax to 353 1 8102422, provided it is received in legible form;

   (b) be submitted electronically, subject to the terms and conditions of electronic voting, via the internet by accessing the Company's Registrar's website www.capitaregistrars.ie, selecting "Log on to Shareholder Services" from the Online Services Menu and following the instructions thereon;

   (c) be submitted through Crest in the case of Crest members, Crest sponsored members or Crest members who have appointed voting service providers. Voting through Crest must be done in accordance with CrestCo's specifications as set out in the Crest Manual and properly authenticated as set out in the said manual.

3. In the case of a corporation, the form of proxy must be either executed under seal, signed on its behalf by a duly authorised officer or attorney or submitted electronically in accordance with note 2(b) to 2(c) above.

4. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company.

5. Completing and returning a form of proxy will not preclude a Member from attending and voting at the meeting should he so wish.

6. A copy of the amended rules of the Plan, together with the trust deed of the employee benefit trust that was established in conjunction with the Plan, will be available for inspection at the registered offices of the Company and at the offices of A&L Goodbody Solicitors, International Financial Services Centre, North Wall Quay, Dublin 1 and also at its offices at Augustine House, Austin Friars, London EC2N 2HA, during normal business hours on any weekday (excluding Saturdays and public holidays) from the date of despatch of this notice until the conclusion of the AGM and at the place of the AGM for at least 15 minutes prior to and during the AGM.

7. The Company, pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 specifies that only those Members registered in the register of members of the Company as at 11.30 a.m. on 16 May 2007 (or in the case of an adjournment as at 48 hours before the time of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes to entries in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.

Shareholder Review 2006

...a year in summary

Division of Profit


Banking
37%
General
Insurance
11%
Bancassuarance
11%
Life
41%





Dividend per Share


47.5c
51.0c
55.0c
60.5c
68.0c
02
03
04
05
06

Irish Life & Permanent plc

Keeping you informed
about your company

This is the second shareholder review that we have published. We hope it will give you a better understanding of your company and how it is performing. We would welcome any comments that you might have on this review – you can send these to:

Ciaran Long
Company Secretary
Irish Life & Permanent plc
Irish Life Centre, Dublin 1, Ireland
email: ciaran.long@irishlife.ie

Note: The Shareholder Review is not a replacement for the Annual Report and Financial Statements. The Annual Report and Financial Statements are available to all shareholders either in paper form or online at www.irishlifepermanent.ie

Reducing our impact on the environment

We are committed to reducing our impact on the environment. We encourage shareholders to sign up for electronic communication. Instructions are available on our group website (www.irishlifepermanent.ie) under "Shareholder Services"/"My Shareholding".


3,250km
TURK

If all the A4 pages needed to produce our annual reports were used to make a paper chain, it would stretch from Ireland to Turkey. Help us to make this paper chain smaller by opting for electronic communication (see above).

Pictured on front cover:
– Customer using self-service banking machine (See Page 7)
– Chloe Walsh and Padraig Heavin, members of Foróige (See Page 9)

Message from the **Chairman**



Gillian Bowler
Chairman
Irish Life & Permanent

Welcome

Welcome to the second edition of the Shareholder Review – a special user friendly guide to key developments in the Irish Life & Permanent Group during 2006.

As with last year, this review will give an overview of the group's financial performance during the year. For anyone who wants to look into that area more closely, of course, the full details of the financial performance are spelt out in the Annual Report which accompanies this document.

This review will also feature some of the other important things that the group has been involved with during the year; in particular, our continued focus on improving customer service and our growing Corporate Responsibility work.

2006 was a breakthrough year for our Corporate Responsibility programme during which we started a series of ambitious programmes with a number of partner organisations. You'll see more on this later in the report.

Finally, we also feature an interview with our outgoing Group Chief Executive, David Went. David is due to retire following the AGM in May and in this interview he looks back on almost a decade at the helm of this group. David's leadership has been inspirational throughout that period and on behalf of everyone who works for the group and all my colleagues on the Board, I want to again express our appreciation for all his work on our behalf and our appreciation for a job characterised by great style and tremendous success.

2006 was a very successful year for the group. Each of our key businesses performed very strongly and each grew its market share in its respective sector. Overall, the group put in a very impressive performance and (on an Embedded Value basis) our Operating Earnings Per Share were up 31% on the previous year.

I hope you find this Shareholder Review of value and that together with the Annual Report it helps you better understand what we are doing and how we are performing.

I look forward to seeing many of you at the AGM.

Best wishes,



An interview with the **Group Chief Executive**

An "amazing journey and a real privilege"

Went reflects on his career at Irish Life & Permanent as he prepares to retire.



David Went
Group Chief Executive
Irish Life & Permanent

Shareholder Review: *David, you're due to retire on the 18th of May next. What do you consider to be your key achievements at the group?*

David Went: Well firstly, I think it's invidious to talk of "my" achievements. Anything that has been achieved here has been secured by the combined effort of a very strong management team and, most importantly, the hard work of literally thousands of people across the country.

From my perspective, however, the key achievements have been the successful merger of the businesses of what were then Irish Life plc and Irish Permanent plc and the acquisition of TSB Bank and its merger with Irish Permanent to create **permanent tsb** bank. Those mergers transformed the marketplace of themselves and created a new financial services group which has become a key force for competition in the Irish market.

Shareholder Review: *You were appointed initially as Managing Director of Irish Life plc in 1998. At that stage were you thinking in terms of a merger to reposition that company?*

David Went: Not necessarily. You can't plan for something like a merger because, to happen, it depends on so many different things falling into place. However at the end of the '90s, it was clear that some sort of consolidation was likely in the financial services industry in Ireland. It was just a matter of being in a position to respond as best you could to whatever opportunities might emerge.

I think both companies were extremely fortunate that the opportunity to merge our respective businesses did arise because experience has demonstrated just how good a fit the two businesses were and it is certainly a case of the two of us together (plus TSB Bank) being much stronger than the sum of our parts.

Shareholder Review: *What have been the biggest changes in the industry over the past decade or so?*

David Went: There's been a lot of change.

Clearly, competition has increased very significantly. Indeed, I think we ourselves have been a very significant force in increasing the level of competition in the market place. We've seen that most recently in respect of current accounts where **permanent tsb** bank has literally revolutionised the current account market and brought huge pressure to bear on the other banks to match our offers and Irish Life has been driving competition very successfully in the life industry.

The other very important change has been in terms of attitudes to customer service. Improving the standards of customer service has been a major priority for us in Irish Life & Permanent and I think we've made outstanding progress. But, improving customer service is a journey that never ends and we've still important work to pursue on this agenda.



We have self-service banking machines in approximately half of our branches.

24-hour customer information

In 2006, we introduced a 24-hour customer information line. Using a personal identification number (PIN), a customer can access a range of services, including:

- checking the value of their savings, pension or investment plan;
- listening to daily updates on the investment markets; and,
- leaving a message or, during working hours, speaking to a member of the customer service team.

Customer Satisfaction – permanent tsb

CustomerCentral

In 2006, we launched our 'Customer Central' programme focusing on doing best at what matters most to customers of **permanent tsb**.

Some of the actions taken under this programme are set out below:

Branch experience

Almost all of our branches have been upgraded to provide completely private meeting areas where customers can discuss their finances. In addition, state of the art lodgement and withdrawal machines were installed in many branches to help relieve queues. We are running a number of pilot programmes to explore the most effective way to improve our telephone service levels.

Handling customer complaints and problems

We introduced a new computer system for recording, tracking and analysing our complaints. In December 2006, we launched a Complaints Charter for customers (http://www.permanenttsb.ie/contact-us/complaints-charter.asp). This sets out how a customer can make a complaint, what happens next and what a customer can expect under the complaints process.

Mortgage account customers

The research we undertook highlighted the need to keep our mortgage customers informed about product choices even after they've taken out their mortgage with us.

In particular, it's clear that people don't fully appreciate the flexibility they have to change the terms of their mortgage relationship with the bank.

As a result of this feedback, we sent much clearer information to all mortgage customers about their options.

Customers coming to the end of a period of a set rate are now automatically sent a letter to advise them of their choices. And all mortgage customers are now phoned annually for the first five years of their mortgage to discuss any queries they may have.

Current account customers

The research amongst our current account customers told us that people didn't fully appreciate that they could use ATM machines at other banks including AIB, Bank of Ireland and Ulster Bank.

To respond to this, we advised all current account customers of this fact in a newsletter that we sent them with their statements in the second half of 2006.

ATM customers were also concerned that they couldn't use their cards in other countries so we introduced this facility in November. Now ATM cardholders can use their **permanent tsb** bank ATM card wherever they see a Cirrus logo.

Customer Satisfaction – Irish Life Corporate Business

Most of the day-to-day business dealings in Irish Life Corporate Business are with brokers, so improving service to brokers is a focus of attention.

Irish Life Corporate Business uses a customer service index of 13 key services calculated monthly. The overall outcome for 2006 was 78.7 %.

Also, in a yearly independent survey of brokers carried out by Milward Brown IMS, the division was ranked first on service with a rating of 72% and also widened the gap from 6% to 7% between it and the second-ranked company, which scored 65%. Again, we take action, where necessary, to make improvements based on feedback from brokers.

Developing Partnerships with our **local communities**

Major community programme now in place

One of the highlights of 2006 was the completion of a comprehensive community programme for the group.

This programme divides into four parts:

- major programmes in targeted partnerships with community and other organisations;
- support for Staff Charities organisations;
- sponsorships and donations on a smaller scale to a variety of organisations; and,
- mentoring programmes for second-level students.

Donal Casey, Chief Executive, Irish Life Corporate Business; Mary Harney, Minister for Health; Roseanne Kenny, Professor of Geriatric Medicine, Trinity College, Dublin; and, The Provost of Trinity College, John Hegarty, at the launch of TILDA.


TRINITY COLLEGE

First long-term study of ageing in Ireland (TILDA*)

In October 2006, the Minister for Health, Mary Harney, launched the first long-term study of ageing in Ireland. Irish Life, as anchor sponsor of the study is contributing a total of €4m over the 10 year period. This is the largest corporate gift to a research project ever made in Ireland.

The academic community in Ireland, led by Trinity College Dublin will survey 12,000 people aged 55 or older as part of a 10-year study to chart health, social and economic progress during ageing.

The information from this study will be in the public domain and will be invaluable to policy makers and public sector service planners in health, social care, transport, pensions, the voluntary sector, private sector companies and service industries.

Care and repair services for older people

Irish Life has also selected Age Action Ireland as its partner to develop 'care and repair' services for older people in Ireland.

There will be two services:

- Home visiting service and
- Small home repairs service.

Irish Life is providing funding of €250,000 a year for three years to Age Action to set up the new services. The intention is to pilot them initially, in Dublin (Docklands) and Galway city and, if successful, to extend them across the country over the next three years.

Age Action has been contacting other organisations in the pilot areas which provide similar services to identify areas of need and to make sure that the new services meet an unfilled need and do not overlap existing services. Research to-date indicates that there may be a major demand for these services, particularly the small repairs service. This will present a challenge to make sure that the services are sustainable in the long-term.

The final scope of the services will be dependent to a large degree on securing tradespeople and volunteers to deliver them throughout the country.

*Trinity Irish Longitudinal stuDy of Ageing


Age Action
IRELAND

Kevin Murphy, Chief Executive-Irish Life Retail; Jennifer Connolly, Administrator, Care & Repair Programme; Sean Silke, Deve opment Manager, Care & Repair Programme and Robin Webster, CEO, Age Action Ireland.

Total Operating Profit increased by 26% in 2006*

	2006 €m	2005 €m	Change %
Operating Profit:			
Life Assurance	274	222	23%
Banking	202	148	36%
General Insurance (Associate)	56	54	4%
Other	(3)	(4)	
Total Operating Profit	**529**	**420**	**26%**
Non-operating items	63	111	
Tax/Minority	(31)	(56)	
Total Profit After Tax	**561**	**475**	**18%**

The financial result for the year, or total profit, breaks into two parts – operating profit on the one hand and the "below the line" non-operating items on the other.

Operating profit covers items which are under our control and it is a key performance measure for the group. In 2006, both the banking and life businesses delivered exceptionally strong operating profit growth.

Operating profit

In our life assurance business, Irish Life, operating profit was €274m, up 23% for the year. The big driver here was a tremendous sales performance that resulted in a 36% increase in the value of new business written. We had strong performances across all sales channels. This reflects both the strength of our product range as well as the quality of the service we are delivering to customers and brokers and for which we are getting increasing recognition.

In our banking business, **permanent tsb**, operating profit for the year was €202m, up 36% on 2005. Allowing for some exceptional losses in the previous year, the underlying profit growth was still over 30%, a really great result. Not surprisingly, the big driver behind this result was lending growth which saw the bank's loan book grow by 29% in 2006. And while the net interest margins continued to fall – from 1.29% to 1.19% – during the year we still grew our interest income strongly.

Together with an exceptional trading result from Treasury, the bank's total revenues increased by 18% for the year, while costs grew by 7%.

The final contribution to operating profit comes from our 30% stake in Allianz (Ireland), totalling €56m, and for the third year in a row it has delivered well ahead of expectations.

Total profit after tax

Adding the non-operating items to operating profit and deducting tax gives the group's total profit after tax for the year of €561m, up 18% on 2005. The non-operating items represent the effect of investment market movements and interest rates changes (items over which we do not have control) on the value of the life business. In 2006, these were a net positive of €63m compared with €111m in 2005.

*Profit numbers are the Embedded Value ("EV") earnings which the directors believe is a more realistic measure of the performance of life business than the statutory profit earnings. EV earnings are the measure used by the investment community to assess the performance of life businesses. Statutory basis profit numbers are shown on Pages 38 and 39, and Embedded Value Profit information is shown on Page 117 of the Group Annual Report and Financial Statements.

Focusing on our **customers**

Customer Satisfaction Results

permanent tsb – 2005	**82.0%**
Irish Life Corporate – 2006	**78.7%**
Irish Life Retail – 2006	**76.8%**

We have more than one million customers in Ireland. These are personal customers who deal directly with us via branches, telephone or online services and through our extensive network of financial advisers and intermediaries. Irish Life Corporate Business provides services to employers and in our fund management company, Irish Life Investment Managers, about 50% of business comes directly from institutional clients

Our main businesses – Irish Life Retail, Irish Life Corporate Business and **permanent tsb** – have customer satisfaction programmes in place. Irish Life Retail and **permanent tsb** use an independent research company – The Leadership Factor – to track customer satisfaction levels each year. Actions are taken to address the issues raised by customers in the research. Irish Life Corporate Business track service levels directly with brokers and also use independent research from Milward Brown IMS.

In addition, we have taken a lead in the use of Plain English in our customer communications in both Irish Life and **permanent tsb**.

Irish Life Investment Managers (ILIM) operates as a separate company within the Irish Life & Permanent group. It has a stated commitment to service and communication with clients including daily pricing of investment funds and regular meetings with trustees and advisors.

Irish Life received The IBA Service Excellence Award 2006 from the Irish Brokers Association and The IBA Top Supporting Management Team Award 2006. **permanent tsb** received two awards at the Moneymate and Investor Magazine Awards – Best Mortgage Provider of the Year 2006 and Best New Product for the 3V credit card voucher

ILIM also received two awards in 2006 – the Investment Management Award at the KPMG Financial Services Excellence Awards and the Best Pension Fund Manager 2006 at the MoneyMate and Investor Magazine Awards

Customer Satisfaction – Retail Life Business

intouch ... 2006

Making promises to customers

Since we began the Intouch programme three years ago, our goal has been to launch a set of customer promises. Ultimately we aim to process all transactions within 24 hours, getting it right first time for our customers. In the meantime, the challenge for us has been to develop a set of promises that are meaningful for our customers and that we know we can meet.

In 2006, we compiled a list of promises taking into account what customers told us was important to them from our customer satisfaction research. We invited customer focus groups to review the draft promises and to give their feedback.

We now have a set of 11 customer promises that were launched to customers in December 2006.

Examples are: "Responding to you promptly" - stated timeframes for responding to queries by telephone, email or in writing and "Worldclass financial advice" – advice to suit a customer's personal needs and a personalised financial report.

Over 400,000 Intouch newsletters issued

In 2006, we updated our Intouch newsletter each quarter to keep customers up to date with the most recent improvements made in our business. In June, we researched the design and content with customers and made a number of changes as a result of this customer feedback. This included a snapshot of current market trends and information about a facility to track their investment funds with Irish Life on-line for any period. By the end of the year, we had issued 400,000 Intouch newsletters to customers.

***Shareholder Review:** The fortunes of Irish Life Investment Managers (ILIM) have been transformed over the past decade. Has that been an important ingredient in the group's success during that time?*

David Went: Very much so. In our recent presentations on our 2006 results, I singled out the performance of ILIM and its importance to the overall group. I referred to the transformation of that business from a "millstone" to a "poster child" and that's been very much the case.

ILIM is now an undisputed market leader in the fund management business in Ireland and over the past eight years, the funds under management have more than doubled. Success in fund management is important in itself but it also drives investment and pension sales in our retail and corporate businesses in Irish Life and in our bancassurance business in **permanent tsb**. So, the success of ILIM has been a significant factor right across the group.

***Shareholder Review:** As you prepare to leave the group, how do you see the outlook for the business?*

David Went: I'm very optimistic for the business. The group is in very fine shape. We've done a lot of work over the past five years in transforming our business units to maximise performance and that's beginning to pay real dividends. The management team at the top – from incoming Group Chief Executive, Denis Casey down – are, in my opinion, the best in the financial services industry in Ireland. We have tremendous and well motivated colleagues across the business units and, most importantly, loyal customers.

And the Irish economy remains in very good shape. Certainly, we're looking at a more competitive market in the short-term but this is still one of the best performing economies in Europe and it will continue to be so, I believe, for the foreseeable future.

For all these reasons, I have huge optimism for the fortunes of the group in the years ahead.

***Shareholder Review:** How would you sum up your experience over the past decade and have you any plans for retirement?*

David Went: The experience – an amazing journey and a real privilege. The retirement – no plans to unveil at this point but I certainly hope to keep busy.

2006 Results

Life & Investment Sales


2005: €520m
2006: €706m
€350m
€300m
€250m
€200m
€150m
€100m
€50m
€0m
+33%
+27%
+47%
Retail
Corporate
ILIM/ILI

Bank New Lending


2005: €9,750m
2006: €12,861m
€10,000m
€8,000m
€6,000m
€4,000m
€2,000m
€0m
+37%
+10%
+21%
+97%
Ireland Mortgages
UK Mortgages
Consumer Finance
Commercial

Funds Under Management


€35bn
€30bn
€25bn
€20bn
€15bn
€10bn
€5bn
€0bn
02
03
04
05
06

Loan Book


2005: €26.3bn
2006: €33.8bn
€25bn
€20bn
€15bn
€10bn
€5bn
€0bn
+30%
+28%
+19%
+31%
Ireland Mortgages
UK Mortgages
Consumer Finance
Commercial

Division of Profit


Banking 37%
General Insurance 11%
Bancassuarance 11%
Life 41%

Dividend per Share


47.5c
51.0c
55.0c
60.5c
68.0c
02
03
04
05
06

Shareholder Review 2006

...a year in summary

Division of Profit


Banking
37%
General
Insurance
11%
Bancassuarance
11%
Life
41%




banking
Cash & cheque
Lodgements accepted
at this ATM

Dividend per Share


47.5c
51.0c
55.0c
60.5c
68.0c
02
03
04
05
06

Irish Life & Permanent plc

Keeping you informed about your company

This is the second shareholder review that we have published. We hope it will give you a better understanding of your company and how it is performing. We would welcome any comments that you might have on this review – you can send these to:

Ciaran Long
Company Secretary
Irish Life & Permanent plc
Irish Life Centre, Dublin 1, Ireland
email: ciaran.long@irishlife.ie

Note: The Shareholder Review is not a replacement for the Annual Report and Financial Statements. The Annual Report and Financial Statements are available to all shareholders either in paper form or online at www.irishlifepermanent.ie

Reducing our impact on the environment

We are committed to reducing our impact on the environment. We encourage shareholders to sign up for electronic communication. Instructions are available on our group website (www.irishlifepermanent.ie) under "Shareholder Services"/"My Shareholding".



3,250km
TURK

If all the A4 pages needed to produce our annual reports were used to make a paper chain, it would stretch from Ireland to Turkey. Help us to make this paper chain smaller by opting for electronic communication (see above).

Pictured on front cover:
– Customer using self-service banking machine (See Page 7)
– Chloe Walsh and Padraig Heavin, members of Foróige (See Page 9)

Message from the **Chairman**



Gillian Bowler
Chairman
Irish Life & Permanent

Welcome

Welcome to the second edition of the Shareholder Review – a special user friendly guide to key developments in the Irish Life & Permanent Group during 2006.

As with last year, this review will give an overview of the group's financial performance during the year. For anyone who wants to look into that area more closely, of course, the full details of the financial performance are spelt out in the Annual Report which accompanies this document.

This review will also feature some of the other important things that the group has been involved with during the year; in particular, our continued focus on improving customer service and our growing Corporate Responsibility work.

2006 was a breakthrough year for our Corporate Responsibility programme during which we started a series of ambitious programmes with a number of partner organisations. You'll see more on this later in the report.

Finally, we also feature an interview with our outgoing Group Chief Executive, David Went. David is due to retire following the AGM in May and in this interview he looks back on almost a decade at the helm of this group. David's leadership has been inspirational throughout that period and on behalf of everyone who works for the group and all my colleagues on the Board, I want to again express our appreciation for all his work on our behalf and our appreciation for a job characterised by great style and tremendous success.

2006 was a very successful year for the group. Each of our key businesses performed very strongly and each grew its market share in its respective sector. Overall, the group put in a very impressive performance and (on an Embedded Value basis) our Operating Earnings Per Share were up 31% on the previous year.

I hope you find this Shareholder Review of value and that together with the Annual Report it helps you better understand what we are doing and how we are performing.

I look forward to seeing many of you at the AGM.

Best wishes,

Gillian Bowler

An interview with the
Group Chief Executive

An "amazing journey and a real privilege"

Went reflects on his career at Irish Life & Permanent as he prepares to retire.



David Went
Group Chief Executive
Irish Life & Permanent

Shareholder Review: *David, you're due to retire on the 18th of May next. What do you consider to be your key achievements at the group?*

David Went: Well firstly, I think it's invidious to talk of "my" achievements. Anything that has been achieved here has been secured by the combined effort of a very strong management team and, most importantly, the hard work of literally thousands of people across the country.

From my perspective, however, the key achievements have been the successful merger of the businesses of what were then Irish Life plc and Irish Permanent plc and the acquisition of TSB Bank and its merger with Irish Permanent to create **permanent tsb** bank. Those mergers transformed the marketplace of themselves and created a new financial services group which has become a key force for competition in the Irish market.

Shareholder Review: *You were appointed initially as Managing Director of Irish Life plc in 1998. At that stage were you thinking in terms of a merger to reposition that company?*

David Went: Not necessarily. You can't plan for something like a merger because, to happen, it depends on so many different things falling into place. However at the end of the '90s, it was clear that some sort of consolidation was likely in the financial services industry in Ireland. It was just a matter of being in a position to respond as best you could to whatever opportunities might emerge.

I think both companies were extremely fortunate that the opportunity to merge our respective businesses did arise because experience has demonstrated just how good a fit the two businesses were and it is certainly a case of the two of us together (plus TSB Bank) being much stronger than the sum of our parts.

Shareholder Review: *What have been the biggest changes in the industry over the past decade or so?*

David Went: There's been a lot of change.

Clearly, competition has increased very significantly. Indeed, I think we ourselves have been a very significant force in increasing the level of competition in the market place. We've seen that most recently in respect of current accounts where **permanent tsb** bank has literally revolutionised the current account market and brought huge pressure to bear on the other banks to match our offers and Irish Life has been driving competition very successfully in the life industry.

The other very important change has been in terms of attitudes to customer service. Improving the standards of customer service has been a major priority for us in Irish Life & Permanent and I think we've made outstanding progress. But, improving customer service is a journey that never ends and we've still important work to pursue on this agenda.

***Shareholder Review:** The fortunes of Irish Life Investment Managers (ILIM) have been transformed over the past decade. Has that been an important ingredient in the group's success during that time?*

David Went: Very much so. In our recent presentations on our 2006 results, I singled out the performance of ILIM and its importance to the overall group. I referred to the transformation of that business from a "millstone" to a "poster child" and that's been very much the case.

ILIM is now an undisputed market leader in the fund management business in Ireland and over the past eight years, the funds under management have more than doubled. Success in fund management is important in itself but it also drives investment and pension sales in our retail and corporate businesses in Irish Life and in our bancassurance business in **permanent tsb**. So, the success of ILIM has been a significant factor right across the group.

***Shareholder Review:** As you prepare to leave the group, how do you see the outlook for the business?*

David Went: I'm very optimistic for the business. The group is in very fine shape. We've done a lot of work over the past five years in transforming our business units to maximise performance and that's beginning to pay real dividends. The management team at the top – from incoming Group Chief Executive, Denis Casey down – are, in my opinion, the best in the financial services industry in Ireland. We have tremendous and well motivated colleagues across the business units and, most importantly, loyal customers.

And the Irish economy remains in very good shape. Certainly, we're looking at a more competitive market in the short-term but this is still one of the best performing economies in Europe and it will continue to be so, I believe, for the foreseeable future.

For all these reasons, I have huge optimism for the fortunes of the group in the years ahead.

***Shareholder Review:** How would you sum up your experience over the past decade and have you any plans for retirement?*

David Went: The experience – an amazing journey and a real privilege. The retirement – no plans to unveil at this point but I certainly hope to keep busy.

2006 Results

Life & Investment Sales


2005: €520m
2006: €706m
€350m
€300m
€250m
€200m
€150m
€100m
€50m
€0m
+33%
+27%
+47%
Retail
Corporate
ILIM/ILI

Bank New Lending


2005: €9,750m
2006: €12,861m
€10,000m
€8,000m
€6,000m
€4,000m
€2,000m
€0m
+37%
+10%
+21%
+97%
Ireland Mortgages
UK Mortgages
Consumer Finance
Commercial

Funds Under Management


€35bn
€30bn
€25bn
€20bn
€15bn
€10bn
€5bn
€0bn
02
03
04
05
06

Loan Book


2005: €26.3bn
2006: €33.8bn
€25bn
€20bn
€15bn
€10bn
€5bn
€0bn
+30%
+28%
+19%
+31%
Ireland Mortgages
UK Mortgages
Consumer Finance
Commercial

Division of Profit


Banking 37%
General Insurance 11%
Bancassuarance 11%
Life 41%

Dividend per Share


47.5c
51.0c
55.0c
60.5c
68.0c
02
03
04
05
06

Total Operating Profit increased by 26% in 2006*

	2006 €m	2005 €m	Change %
Operating Profit:			
Life Assurance	274	222	23%
Banking	202	148	36%
General Insurance (Associate)	56	54	4%
Other	(3)	(4)	
Total Operating Profit	**529**	**420**	**26%**
Non-operating items	63	111	
Tax/Minority	(31)	(56)	
Total Profit After Tax	**561**	**475**	**18%**

The financial result for the year, or total profit, breaks into two parts – operating profit on the one hand and the "below the line" non-operating items on the other.

Operating profit covers items which are under our control and it is a key performance measure for the group. In 2006, both the banking and life businesses delivered exceptionally strong operating profit growth.

Operating profit

In our life assurance business, Irish Life, operating profit was €274m, up 23% for the year. The big driver here was a tremendous sales performance that resulted in a 36% increase in the value of new business written. We had strong performances across all sales channels. This reflects both the strength of our product range as well as the quality of the service we are delivering to customers and brokers and for which we are getting increasing recognition.

In our banking business, **permanent tsb**, operating profit for the year was €202m, up 36% on 2005. Allowing for some exceptional losses in the previous year, the underlying profit growth was still over 30%, a really great result. Not surprisingly, the big driver behind this result was lending growth which saw the bank's loan book grow by 29% in 2006. And while the net interest margins continued to fall – from 1.29% to 1.19% – during the year we still grew our interest income strongly.

Together with an exceptional trading result from Treasury, the bank's total revenues increased by 18% for the year, while costs grew by 7%.

The final contribution to operating profit comes from our 30% stake in Allianz (Ireland), totalling €56m, and for the third year in a row it has delivered well ahead of expectations.

Total profit after tax

Adding the non-operating items to operating profit and deducting tax gives the group's total profit after tax for the year of €561m, up 18% on 2005. The non-operating items represent the effect of investment market movements and interest rates changes (items over which we do not have control) on the value of the life business. In 2006, these were a net positive of €63m compared with €111m in 2005.

*Profit numbers are the Embedded Value ("EV") earnings which the directors believe is a more realistic measure of the performance of life business than the statutory profit earnings. EV earnings are the measure used by the investment community to assess the performance of life businesses. Statutory basis profit numbers are shown on Pages 38 and 39, and Embedded Value Profit information is shown on Page 117 of the Group Annual Report and Financial Statements.

Focusing on our **customers**

Customer Satisfaction Results

permanent tsb – 2005	**82.0%**
Irish Life Corporate – 2006	**78.7%**
Irish Life Retail – 2006	**76.8%**

We have more than one million customers in Ireland. These are personal customers who deal directly with us via branches, telephone or online services and through our extensive network of financial advisers and intermediaries. Irish Life Corporate Business provides services to employers and in our fund management company, Irish Life Investment Managers, about 50% of business comes directly from institutional clients

Our main businesses – Irish Life Retail, Irish Life Corporate Business and **permanent tsb** – have customer satisfaction programmes in place. Irish Life Retail and **permanent tsb** use an independent research company – The Leadership Factor – to track customer satisfaction levels each year. Actions are taken to address the issues raised by customers in the research. Irish Life Corporate Business track service levels directly with brokers and also use independent research from Milward Brown IMS.

In addition, we have taken a lead in the use of Plain English in our customer communications in both Irish Life and **permanent tsb**.

Irish Life Investment Managers (ILIM) operates as a separate company within the Irish Life & Permanent group. It has a stated commitment to service and communication with clients including daily pricing of investment funds and regular meetings with trustees and advisors.

Irish Life received The IBA Service Excellence Award 2006 from the Irish Brokers Association and The IBA Top Supporting Management Team Award 2006. **permanent tsb** received two awards at the Moneymate and Investor Magazine Awards – Best Mortgage Provider of the Year 2006 and Best New Product for the 3V credit card voucher

ILIM also received two awards in 2006 – the Investment Management Award at the KPMG Financial Services Excellence Awards and the Best Pension Fund Manager 2006 at the MoneyMate and Investor Magazine Awards

Customer Satisfaction – Retail Life Business

intouch ...2006

Making promises to customers

Since we began the Intouch programme three years ago, our goal has been to launch a set of customer promises. Ultimately we aim to process all transactions within 24 hours, getting it right first time for our customers. In the meantime, the challenge for us has been to develop a set of promises that are meaningful for our customers and that we know we can meet.

In 2006, we compiled a list of promises taking into account what customers told us was important to them from our customer satisfaction research. We invited customer focus groups to review the draft promises and to give their feedback.

We now have a set of 11 customer promises that were launched to customers in December 2006.

Examples are: "Responding to you promptly" – stated timeframes for responding to queries by telephone, email or in writing and "Worldclass financial advice" – advice to suit a customer's personal needs and a personalised financial report.

Over 400,000 Intouch newsletters issued

In 2006, we updated our Intouch newsletter each quarter to keep customers up to date with the most recent improvements made in our business. In June, we researched the design and content with customers and made a number of changes as a result of this customer feedback. This included a snapshot of current market trends and information about a facility to track their investment funds with Irish Life on-line for any period. By the end of the year, we had issued 400,000 Intouch newsletters to customers.



We have self-service banking machines in approximately half of our branches.

24-hour customer information
In 2006, we introduced a 24-hour customer information line. Using a personal identification number (PIN), a customer can access a range of services, including:

- checking the value of their savings, pension or investment plan;
- listening to daily updates on the investment markets; and,
- leaving a message or, during working hours, speaking to a member of the customer service team.

Customer Satisfaction – permanent tsb

CustomerCentral

In 2006, we launched our 'Customer Central' programme focusing on doing best at what matters most to customers of **permanent tsb**.

Some of the actions taken under this programme are set out below:

Branch experience
Almost all of our branches have been upgraded to provide completely private meeting areas where customers can discuss their finances. In addition, state of the art lodgement and withdrawal machines were installed in many branches to help relieve queues. We are running a number of pilot programmes to explore the most effective way to improve our telephone service levels.

Handling customer complaints and problems
We introduced a new computer system for recording, tracking and analysing our complaints. In December 2006, we launched a Complaints Charter for customers (http://www.permanenttsb.ie/contact-us/complaints-charter.asp). This sets out how a customer can make a complaint, what happens next and what a customer can expect under the complaints process.

Mortgage account customers
The research we undertook highlighted the need to keep our mortgage customers informed about product choices even after they've taken out their mortgage with us.

In particular, it's clear that people don't fully appreciate the flexibility they have to change the terms of their mortgage relationship with the bank.

As a result of this feedback, we sent much clearer information to all mortgage customers about their options.

Customers coming to the end of a period of a set rate are now automatically sent a letter to advise them of their choices. And all mortgage customers are now phoned annually for the first five years of their mortgage to discuss any queries they may have.

Current account customers
The research amongst our current account customers told us that people didn't fully appreciate that they could use ATM machines at other banks including AIB, Bank of Ireland and Ulster Bank.

To respond to this, we advised all current account customers of this fact in a newsletter that we sent them with their statements in the second half of 2006.

ATM customers were also concerned that they couldn't use their cards in other countries so we introduced this facility in November. Now ATM cardholders can use their **permanent tsb** bank ATM card wherever they see a Cirrus logo.

Customer Satisfaction – Irish Life Corporate Business

Most of the day-to-day business dealings in Irish Life Corporate Business are with brokers, so improving service to brokers is a focus of attention.

Irish Life Corporate Business uses a customer service index of 13 key services calculated monthly. The overall outcome for 2006 was 78.7 %.

Also, in a yearly independent survey of brokers carried out by Milward Brown IMS, the division was ranked first on service with a rating of 72% and also widened the gap from 6% to 7% between it and the second-ranked company, which scored 65%. Again, we take action, where necessary, to make improvements based on feedback from brokers.

Developing Partnerships with our **local communities**

Major community programme now in place

One of the highlights of 2006 was the completion of a comprehensive community programme for the group.

This programme divides into four parts:

- major programmes in targeted partnerships with community and other organisations;
- support for Staff Charities organisations;
- sponsorships and donations on a smaller scale to a variety of organisations; and,
- mentoring programmes for second-level students.

Donal Casey, Chief Executive, Irish Life Corporate Business; Mary Harney, Minister for Health; Roseanne Kenny, Professor of Geriatric Medicine, Trinity College, Dublin; and, The Provost of Trinity College, John Hegarty, at the launch of TILDA.


TRINITY COLLEGE

First long-term study of ageing in Ireland (TILDA*)

In October 2006, the Minister for Health, Mary Harney, launched the first long-term study of ageing in Ireland. Irish Life, as anchor sponsor of the study is contributing a total of €4m over the 10 year period. This is the largest corporate gift to a research project ever made in Ireland.

The academic community in Ireland, led by Trinity College Dublin will survey 12,000 people aged 55 or older as part of a 10-year study to chart health, social and economic progress during ageing.

The information from this study will be in the public domain and will be invaluable to policy makers and public sector service planners in health, social care, transport, pensions, the voluntary sector, private sector companies and service industries.

Care and repair services for older people

Irish Life has also selected Age Action Ireland as its partner to develop 'care and repair' services for older people in Ireland.

There will be two services:

- Home visiting service and
- Small home repairs service.

Irish Life is providing funding of €250,000 a year for three years to Age Action to set up the new services. The intention is to pilot them initially, in Dublin (Docklands) and Galway city and, if successful, to extend them across the country over the next three years.

Age Action has been contacting other organisations in the pilot areas which provide similar services to identify areas of need and to make sure that the new services meet an unfilled need and do not overlap existing services. Research to-date indicates that there may be a major demand for these services, particularly the small repairs service. This will present a challenge to make sure that the services are sustainable in the long-term.

The final scope of the services will be dependent to a large degree on securing tradespeople and volunteers to deliver them throughout the country.

*Trinity Irish Longitudinal stuDy of Ageing


Age Action
IRELAND

Kevin Murphy, Chief Executive-Irish Life Retail; Jennifer Connolly, Administrator, Care & Repair Programme; Sean Silke, Development Manager, Care & Repair Programme and Robin Webster, CEO, Age Action Ireland.

Irish Life & Permanent plc Annual General Meeting
May 18th 2007

- Chairman's Statement on Trading for 2007
- Denis Casey takes over as Group Chief Executive in succession to David Went who retires today

Friday 18th May 2007. Irish Life & Permanent plc today held its Annual General Meeting for 2007. The meeting took place in Jurys Hotel in Ballsbridge in Dublin commencing at 11.30am.

Speaking on trading issues at the meeting, the Chairman, Ms. Gillian Bowler, commented:

"At the announcement of our 2006 Preliminary Results on February 28th last we commented on our expectations for trading and earnings for the group in 2007 the key elements of which were:

- Another buoyant sales performance in our life business
- A slower year for Irish mortgage growth due to effect of the stamp duty uncertainty on the residential mortgage market, and
- Low to mid-teens growth in pre-tax operating profit from our core banking and life businesses.

Today, a further two and a half months into the year, the outlook has not changed materially. The issue attracting most attention is the continuing slowdown in the residential mortgage market in Ireland reflecting the impact of rising interest rates and uncertainty over stamp duty on home purchases. In our view a speedy resolution of the stamp duty issue – which looks likely following next week's election – will see a recovery in new mortgage lending as the underlying level of demand remains strong. Depending on the timing and extent of the rebound we would expect the bank's overall loan book to grow by mid to high teens percent in 2007. Meanwhile mortgage credit quality remains excellent.

In other areas of trading we are seeing very positive performances year to date:

- Life sales, particularly in pensions and lump sum investments, are very strong and we are expecting another record breaking year
- Irish Life Investment Managers continues to win new mandates
- **permanent tsb** continues to attract very significant numbers of new current account customers opening an average of 1,250 new accounts every week.

Against this backdrop we are satisfied that we can deliver the targeted low to mid-teens growth in pre-tax operating profit in our core businesses for 2007.

We will be making a more detailed comment on trading for the first half of the year in our pre-close period trading statement to be issued on June 21st next".

Denis Casey replaces David Went as Group Chief Executive

The Chairman also paid tribute to outgoing Group Chief Executive, David Went, who retires from the Group today. Speaking at the meeting, the Chairman said that David Went had led the Group through an exciting and dramatic transformation since he was appointed Managing Director of what was then Irish Life plc in January 1998.

She continued; "No doubt David will be best remembered for the Group's substantial corporate activity over the last decade; the merger of Irish Life with Irish Permanent.... the acquisition of TSB Bank...the refocusing of activities on the Irish economy and the creation of the Irish Life & Permanent Group we know today.....but to my mind, his greatest successes were the enormous confidence which he brought to our businesses and the strong focus on customer services which he fostered across our operations and that has been the key to our success."

The Chairman also paid tribute to incoming Group Chief Executive, Denis Casey. She said; "Denis is an outstanding individual with an exceptional record of achievement and leadership. And importantly he brings direct experience of running two of the most important divisions in the Group; the Retail division of Irish Life and – most recently – **permanent tsb** bank.

I have no doubt that he will lead this Group with great success for many years to come and I look forward – very much – to working with him in the months and years ahead."

Further Information:

Ray Gordon
MRPA KINMAN Communications
Ph: 01 6788330
Ph: 087 2417373

Irish Life & Permanent plc.

Result of Annual General Meeting

The directors of the Company wish to announce that each of the resolutions proposed at the annual general meeting of the company held on Friday 18th May 2007 were passed. The full text of each resolution was included in the notice of the Annual General Meeting of Irish Life & Permanent plc circulated to shareholders on 12th April, 2007.

A summary of proxy forms lodged for this meeting will shortly be available on the Company's website http://www.irishlifepermanent.ie/ipm/shareholders/agm/

In accordance with the listing rules two copies of the resolutions (other than resolutions concerning ordinary business) passed at the Annual General Meeting have been forwarded to the Irish Stock Exchange and the UK Listing Authority and will shortly be available for inspection at the following locations:-

Companies Announcement Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2 Ireland.

Telephone:- + 353 1 617 4200

Financial Services Authority,
25 the North Colonnade,
Canary Wharf,
London E14 5HS, U.K.

Telephone +44 207 676 1000

Ciarán Long
Group Secretary.

21 May 2007.

Irish Life & Permanent plc.

Board Changes, 18th May 2007.

As previously indicated (Company announcement dated 28 November 2006) Mr David Went has retired as a director and Group Chief Executive of Irish Life & Permanent plc following the Company's Annual General Meeting held on the 18th May 2007.

Mr Went is succeeded as Group Chief Executive by Mr Denis Casey.

For further details, please refer to the Company's AGM statement issued 18th May 2007.

Ciarán Long
Group Secretary.
21 May 2007.

END